As filed with the Securities and Exchange Commission on June 6, 2006

Registration No. 333-134315

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 1 TO

FORM SB-2

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

MedicalCV, Inc.

(Name of Small Business Issuer in its Charter)

Minnesota	3841	41-1717208
(State or Other Jurisdiction	(Primary Standard	(I.R.S. Employer
of Incorporation)	Industrial Classification)	Identification Number)
	Code Number)

9725 South Robert Trail
Inver Grove Heights, Minnesota 55077
(651) 452-3000

(Address and Telephone Number of Principal Executive Offices and Principal Place of Business)

Marc P. Flores
President and Chief Executive Officer
MedicalCV, Inc.
9725 South Robert Trail
Inver Grove Heights, Minnesota 55077
(651) 452-3000

(Name, Address, and Telephone Number of Agent for Service)

COPIES TO:

Avron L. Gordon, Esq.	Jocelyn M. Arel, Esq.
Brett D. Anderson, Esq.	Goodwin Procter LLP
Briggs and Morgan, P.A.	Exchange Place
2200 IDS Center	53 State Street
80 South Eighth Street	Boston, MA 02109
Minneapolis, MN 55402	(617) 570-1067 (phone)—(617) 570-1231 (fax)
(612) 977-8400 (phone)—(612) 977-8650 (fax)

Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the effective date of this registration statement.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED JUNE 6, 2006

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

MEDICALCV, INC.

3,700,000 Shares of Common Stock
$        Per Share

Our common stock trades on the OTC Bulletin Board under the symbol “MCVI.”  On June 5, 2006, the last reported sale price of our common stock was $8.10 per share. Our common stock has been approved for listing on the Nasdaq National Market under the symbol “MDCV.”

The underwriters have an option to purchase a maximum of 555,000 additional shares from us to cover over-allotments of shares.

On May 31, 2006, we effected a reverse stock split pursuant to which every ten shares of our common stock and every ten shares of our preferred stock were combined into one share of common stock and one share of preferred stock, respectively, without any change in the par value of the shares. Historical share data presented herein gives retroactive effect to this reverse stock split.

Investing in our common stock involves a high degree of risk.
See “Risk Factors” beginning on page 6.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to us (before expenses)	$	$

The underwriters expect to deliver the shares to purchasers on or about                    , 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the common stock, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

C.E. UNTERBERG, TOWBIN

CRAIG-HALLUM CAPITAL GROUP LLC

ROTH CAPITAL PARTNERS, LLC

The date of this Prospectus is                  , 2006

If it is against the law in any state to make an offer to sell these shares, or to solicit an offer from someone to buy these shares, then this prospectus does not apply to any person in that state, and no offer or solicitation is made by this prospectus to any such person.

You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to distribute or sell these securities in any jurisdiction where the distribution or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

In this prospectus, unless we state otherwise or the context requires, references to “MedicalCV,” “we,” “us,” “our,” and similar references refer to MedicalCV, Inc.

i

PROSPECTUS SUMMARY

This summary highlights some important information regarding our business. It is qualified in its entirety by, and should be read in conjunction with, the more detailed information, financial statements and accompanying notes appearing elsewhere in this prospectus. We urge you to read the entire prospectus carefully, especially the risks of investing in our securities discussed under “Risk Factors,” before you decide to buy our securities.

MedicalCV, Inc.

Our Business

Our ATRILAZE surgical ablation system utilizes laser energy in cardiac tissue ablation procedures in open-heart surgery.  We acquired the initial technology in August 2003 and have developed several generations of products beyond the initial technology purchase.

Our ATRILAZE surgical ablation system has received three 510(k) clearances:

•       In November 2004, our hand-held wand received 510(k) clearance for delivery of 810nm laser light to soft tissue, including cardiac tissue, during surgical procedures. Indications include the incision, excision, dissection, vaporization, ablation, or coagulation of soft tissue.

•       In October 2005, our malleable hand-held wand received 510(k) clearance for delivery of 810nm laser light to soft tissue, including cardiac tissue, during surgical procedures with the same indications, including the incision, excision, dissection, vaporization, ablation, or coagulation of soft tissue.

•       In April 2006, both hand-held devices received 510(k) clearance for delivery of 1064nm laser light to soft tissue, including cardiac tissue, during surgical procedures with the same indications, including the incision, excision, dissection, vaporization, ablation, or coagulation of soft tissue.

In May 2006, we filed an application for 510(k) clearance for our ATRILAZE minimally invasive system. We expect to introduce this system for commercial use in the second half of 2006.

The ATRILAZE system with its laser technology platform is utilized to ablate cardiac tissue concomitantly, or in conjunction with, open-heart surgical procedures.  Our strategy is to leverage our laser technology to develop a stand-alone, minimally invasive treatment for atrial fibrillation, or AF. We define a minimally invasive treatment as being one in which the procedure is performed on a beating heart in a closed-chest setting.

Background and Market

AF is the most commonly occurring cardiac arrhythmia.  AF is an erratic heartbeat that causes the atria to contract rapidly and ineffectively and is associated with abnormal electrical impulses that alter a patient’s normal cardiac function. AF reduces cardiac output, is a major precursor to congestive heart failure, and is associated with an increased incidence of stroke. Patients afflicted with AF are five times more likely to suffer a stroke and are more likely to suffer increased mortality at an earlier age.  According to the Framingham Study published in 2004, one in four people over 40 years of age in United States has a lifetime risk of developing AF and the incidence of AF increases with age. More than 5.0 million people worldwide are afflicted with AF. Of the approximately 5.0 million, approximately 2.5 million Americans are afflicted with AF, with more than 200,000 new diagnoses each year.  The annual market for open-chest surgical AF procedures is expected to reach $190 million to $250 million.  The projected annual market for stand-alone, minimally invasive AF surgical procedures is expected to reach $2.1 billion.

There are currently four primary treatment modalities for AF with a wide range of success and morbidity rates:  drugs, implantable devices, catheter-based treatment and surgery.  There are two types of surgical approaches to treating AF:  the classic Maze procedure and the modified Maze procedure.  The classic Maze procedure is a maximally invasive, technically difficult and time-consuming procedure performed to create lesion lines using the surgeon’s scalpel to interrupt the erratic electrical impulses that cause AF.  The modified Maze procedure was designed to address the significant technical challenges associated with the classic Maze procedure and uses ablation techniques rather than a scalpel to achieve lesion transmurality.  Both procedures are performed concomitantly with either mitral valve or coronary artery bypass surgery.

A number of energy sources are currently used to ablate cardiac tissue in a modified Maze procedure:  cryothermy, monopolar and bipolar radiofrequency, microwave, ultrasound and laser.  These energy sources are used to create transmural lesions which prevent the abnormal electrical impulses that cause AF.

There is currently an interest among both hospitals and physicians to use minimally invasive procedures in a stand-alone, closed-chest, beating heart setting. While the systems that utilize these energy sources have achieved some acceptance in open-chest concomitant procedures, we believe current systems do not address the needs of the minimally invasive market because of either design or performance limitations.  In part, this is because most of these systems were not designed specifically for minimally invasive applications, but rather modified in an attempt to adapt them for that application.

Laser technology has a long history of use in numerous surgical procedures.  Laser devices are valued for their coherent energy source which can create precise tissue ablations.  Different wavelength lasers can be selected depending on the desired depth of penetration and absorption characteristics of the target and surrounding tissues.  Many cardiovascular surgeons are already comfortable with laser devices, using them to bore small holes in the heart to achieve transmyocardial revascularization for patients with persistent angina.  The small diameter and flexibility of the laser fiber make it possible to design a low-profile device that can be introduced into the body through a minimally invasive access port.  In contrast, other devices, because they were designed for open-chest procedures, require large incisions or use energy sources that are not ideal for the creation of transmural lesions in a closed-chest, beating heart setting.

We began providing the ATRILAZE surgical ablation system, which includes a hand-held wand, to surgeons in January 2005 to help validate the use of laser in ablation.  We do not expect significant revenues until we introduce our ATRILAZE minimally invasive system.

Our Solution

MedicalCV’s ATRILAZE minimally invasive system is specifically designed to enable access to and ablation of cardiac tissue for the potential treatment of AF in a closed-chest beating heart.  We expect that the ablation procedure would be completed in one to two hours under general anesthesia.  The surgeon would access the patient’s heart through three approximately 1 cm incisions, thread a unidirectional laser guide through the incisions and position it around the pulmonary veins.  Once the guide is in place, the surgeon initiates the ablation sequence, which lasts no more than 15 minutes.  MedicalCV’s system is pre-programmed and automatically navigates the laser energy around the heart delivering precise ablation – minimizing the potential for surgeon error.  Once the ablation is complete, the guide is removed and the approximately 1 cm incisions are closed.  Because this treatment will be minimally invasive, we anticipate patients should experience significantly less pain and shorter recovery time than they would in open-chest procedures.

Our Strategy

We intend to launch our ATRILAZE minimally invasive system upon FDA clearance of our planned 510(k) application.  The key elements of this strategy are:

•       Capitalize on the potentially large atrial fibrillation market;

•       Focus on leading surgeons to drive initial market acceptance;

•       Continue to penetrate the cardiac tissue ablation and atrial fibrillation markets using a dedicated sales team;

•       Educate physicians and patients about our minimally invasive system; and

•       Conduct clinical studies to support our market initiatives.

Corporate Information

Our company changed its name to MedicalCV, Inc. in February 2000. Our corporate headquarters is located at 9725 South Robert Trail, Inver Grove Heights, MN 55077. Our telephone number is (651) 452-3000. Our website is www.medcvinc.com. The information contained on our website is not a part of this prospectus.

The Offering

Common stock offered by us	3,700,000 shares
Common stock outstanding prior to this offering	9,122,946 shares
Common stock to be outstanding after this offering	12,822,946 shares
Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $27.4 million, or approximately $31.6 million if the underwriters exercise  their over-allotment option in full. We intend to use approximately $9.2 million of the net proceeds for final product development and product enhancements, continuation of clinical studies, and the pursuit of additional regulatory approvals. We intend to use approximately $8.2 million of the net proceeds of this offering to enhance our sales and marketing capabilities, including launching our ATRILAZE minimally invasive system, the hiring of a direct sales force, and the training and education of physicians. We intend to use approximately $2.1 million of the net proceeds for facilities, production equipment, and management and information technology systems. We intend to use approximately $1.5 million of the net proceeds for the production of lasers, controllers and reciprocators to be placed in hospitals. We intend to use the balance of the net proceeds for working capital and other general corporate purposes.

Risk factors	You should read the “Risk Factors” section of this prospectus beginning on page 6 for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.
Nasdaq National Market symbol	MDCV

Except as otherwise indicated, all information in this prospectus gives retroactive effect to a one-for-ten reverse stock split of our common stock and preferred stock effective May 31, 2006, and assumes no exercise of the underwriter’s over-allotment option.

In this prospectus, the number of shares of common stock outstanding after this offering is based on the number of shares outstanding as of May 31, 2006, and excludes:

•       1,072,124 shares of common stock issuable by us upon the exercise of outstanding warrants at a weighted average exercise price of $11.21 per share;

•       958,253 shares of common stock issuable by us upon the exercise of stock options granted at a weighted average exercise price of $9.74 per share, and 442,885 shares available for issuance pursuant to future grants, under our stock option plans; and

•       48,187 units, each consisting of one share of common stock and one warrant exercisable for one share of common stock at $18.375 per share, issuable by us upon the exercise of warrants at $4.70 per unit that we issued to our agent in our 2004 private placement.

SUMMARY FINANCIAL DATA

	Years Ended April 30,			Nine Months Ended January 31,
	2004	2005		2005	2006
		(Restated)
	(audited)			(unaudited)
Statement of Operations Data:
Total operating expenses	$3,305,708	$5,910,908		$3,777,742	$4,654,616
Net loss to common shareholders	(6,238,990)	(19,094,872	)(1)	(5,679,712)	(2,221,046	)(1)
Basic net loss per common share—
Continuing operations, after preferred dividends	(6.77)	(16.16)		(3.96)	(1.03)
Diluted net loss per common share—
Continuing operations, after preferred dividends	(6.77)	(16.16)		(3.96)	(4.05)
Basic net loss per common share—
Discontinued operations	(0.98)	(1.76)		(1.39)	(0.03)
Diluted net loss per common share—
Discontinued operations	(0.98)	(1.76)		(1.39)	(0.01)
Basic net loss per common share	(7.75)	(17.92)		(5.35)	(1.06)
Diluted net loss per common share	(7.75)	(17.92)		(5.35)	(4.06)
Weighted average common shares used, basic	804,673	1,065,349		1,061,362	2,096,057
Weighted average common shares used, diluted	804,673	1,065,349		1,061,362	4,620,092

January 31, 2006
(unaudited)
Balance Sheet Data:
Total current assets	$12,872,368
Total current liabilities	1,051,596
Working capital	11,820,772
Total assets	14,031,248
Total long-term liabilities	2,630,861
Total shareholders’ equity	10,348,791

(1)           Net loss to common shareholders includes $9,987,609 of other expense related to the warrant issuance and subsequent market adjustments to the warrant liability for the year ended April 30, 2005. Net loss to common shareholders for the nine months ended January 31, 2006 includes $16,549,457 of other income related to changes to the warrant liability for subsequent market adjustments and the changes in the terms related to the exercise price and expiration date of the warrants issued in April 2005, and reductions of $14,168,521 related to cash and non-cash preferred stock dividends.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks described below and the other information in this prospectus, including our financial statements and the related notes included elsewhere in this prospectus, before deciding to invest in our common stock. If any of the following risks actually occur, they may materially harm our business and our financial condition and results of operations. In this event, the market price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business

The development and commercialization of our ATRILAZE minimally invasive system, which has not yet been cleared by the FDA, is critical for our success.   In May 2006, we filed an application with the FDA to obtain FDA 510(k) clearance for our ATRILAZE minimally invasive system. We cannot assure you that we will receive such clearance in a timely manner, if at all. Failure to receive clearance would have a material adverse effect on our business, financial condition, operating results and cash flows. Even if we do receive FDA 510(k) clearance, we will not initially be able to market the system as an effective means of treating AF until we can demonstrate its clinical efficacy to the FDA.

If we do receive FDA 510(k) clearance on our ATRILAZE minimally invasive system, we intend to initiate a human clinical study in fiscal year 2008. This study will be designed to pursue expanded labeling for the specific indication of AF. We cannot assure you that the system will prove to be a safe and effective treatment option or that the FDA will expand the labeling for the specific indication of AF. If the labeling is not expanded, it would have a material adverse effect on our business, financial condition, operating results and cash flows.

Even if our ATRILAZE minimally invasive system receives FDA 510(k) clearance, we can give no assurance the system will be equal to or superior to other systems for the ablation of cardiac tissue.   Although laser energy has been used widely in various cardiac procedures, the use is relatively novel in minimally invasive procedures to ablate cardiac tissue and potentially treat AF. While our ATRILAZE minimally invasive system has demonstrated success in ablating cardiac tissue in animals, we have not yet conducted studies in a human clinical setting. Accordingly, there can be no assurance that this system will be clinically effective. In addition, our competitors have developed alternative surgical treatments to ablate cardiac tissue and potentially treat AF. Furthermore, our competitors may be in the process of creating similar or superior treatments or procedures to our ATRILAZE minimally invasive system of which we are not aware. If our ATRILAZE minimally invasive system does not prove to be equal to or superior to other systems for the ablation of cardiac tissue, it would have a material adverse effect on our business, financial condition, operating results and cash flows.

Even if we obtain regulatory clearance, we cannot assure you that our ATRILAZE minimally invasive system will gain physician acceptance.   A limited number of cardiovascular surgeons and cardiologists can influence medical device selection and purchase decisions for a large portion of the target cardiovascular surgery patient population. Even if we obtain FDA 510(k) clearance for our ATRILAZE minimally invasive system, we cannot assure you that it will gain any significant degree of physician acceptance, or that users will accept our minimally invasive system as preferable to alternative products or methods of treatment of AF. Physician acceptance of this system depends upon a number of additional factors, many of which are beyond our control, including:

•       Our success in extending our labeling to the treatment of AF;

•       The perceived safety and effectiveness of the system;

•       Education and training of physicians of the system;

•       The prevalence and severity of any side effects;

•       The procedure time associated with the use of the system;

•       Potential advantages over alternative treatments;

•       The strength of marketing and distribution support; and

•       Third party coverage of reimbursement.

If our minimally invasive system does not achieve an adequate level of acceptance by physicians, patients or healthcare payers, we may not generate significant revenue and we may not become profitable.

If we are unable to manage our expected growth, our future revenue and operating results may be adversely affected.   If we receive FDA clearance for our ATRILAZE minimally invasive system, we will need to rapidly expand our sales and marketing operations and grow our research and development, product development and administrative operations. This expansion is expected to place a significant strain on our management and operational and financial resources. Our current and planned personnel, systems, procedures and controls may not be adequate to support our anticipated growth. To manage our growth, to commercialize our ATRILAZE minimally invasive system and to fund clinical studies, we will be required to improve existing and implement new operational and financial systems, procedures and controls and expand, train and manage our growing employee base. If we are unable to manage our growth effectively, our business, financial condition, operating results and cash flows could be harmed.

Our efforts to develop and commercialize new products beyond our ATRILAZE system and accessory products are at an early stage and are subject to a high risk of failure.   A key element of our strategy is to develop and commercialize new products for the treatment of AF as extensions of, or in addition to, our ATRILAZE system. We are seeking to do so through our internal research programs and we may explore strategic collaborations for the development of new products utilizing our core technology. Research programs to develop and commercialize new products require substantial technical, financial and human resources, whether or not any products are ultimately developed. If we fail to develop and commercialize new products, including our ATRILAZE minimally invasive system, our business will suffer.

We may need to fund multiple research studies throughout the lifecycle of each of our products, providing statistically significant scientific data to regulatory agencies and cost effectiveness data to third party healthcare payers.   The FDA, foreign regulatory agencies and third party health care payers may require scientific clinical outcomes data and cost effectiveness data. We will need to provide this data throughout our products’ lifecycles. Payers and governmental agencies may change the frequency and breadth of clinical research required, potentially significantly increasing our costs. Without adequate positive outcomes data that demonstrate advantages from the use of our ATRILAZE minimally invasive system, we may not achieve any significant market penetration. We cannot assure you that our outcomes data will be adequate to meet present or future medical device utility requirements. If our outcomes data does not meet such requirements, we may be unable to sell our products or obtain third party reimbursement for the costs of our products.

Substantial government regulation abroad may restrict our ability to sell our ATRILAZE minimally invasive system or other products.   If we choose to market our products in foreign countries, they must also comply with laws and regulations of foreign countries in which we market such products. In general, the extent and complexity of medical device regulation is increasing worldwide. This trend may continue, and the cost and time required to obtain marketing clearance in any given country may increase as a result. We cannot assure you that our products will obtain any necessary foreign clearances on a timely basis, or at all.

Our products face competition from those of well established companies with greater financial and marketing resources, as well as alternative therapies or treatment options.   Our industry is highly competitive, subject to change, and significantly affected by new product introductions and other activities of industry participants. Many of our competitors have significantly greater financial and human resources than we do and have established reputations with our target customers, as well as worldwide distribution channels that are more established and developed than ours. Our primary competitors include AtriCure, Inc., Boston Scientific Corp., CryoCath Technologies, Inc., Edwards Lifesciences Corp., Medtronic, Inc. and St. Jude Medical, Inc. As of May 2006, no company had received FDA approval or clearance to market an ablation system for use as a treatment of AF. However, our competitors provide products that have been adopted by physicians for the off-label treatment of AF.

We and many of our competitors have developed surgical ablation devices that have been used to treat AF concomitant with an open-heart surgical procedure. We and our competitors utilize different technologies as energy sources for ablation devices, including cryothermy, radiofrequency, microwave, high-intensity focused ultrasound and laser. Each of these companies is also currently working with its core technology to develop devices that can be used as a stand-alone, minimally invasive AF treatment.

Some of our competitors, including Cardima, Inc., Johnson and Johnson, Inc. and St. Jude Medical, Inc., offer catheter-based treatments. These companies sell products that are used by physicians to treat the population of patients that have AF, but are not candidates for open-heart surgery, which is the same group of patients that we believe would most benefit from stand-alone, minimally invasive AF treatments using our minimally invasive system. Some of these catheter-based treatments already have FDA clearance or approval for cardiac use, including the treatment of certain arrhythmias, although none has approval for the treatment of AF.

Because of the large number of competitors and treatment options in the AF market, we cannot assure you that even if we introduce our ATRILAZE minimally invasive system that we will be able to compete effectively.

We have a history of losses and no assurance of future profitability.   We have incurred losses in each of the last nine fiscal years. We had a net loss of $6,238,990 for the fiscal year ended April 30, 2004, a net loss of $19,094,872 for the fiscal year ended April 30, 2005 and a net loss to common shareholders of $2,221,046 for the nine months ended January 31, 2006. We expect to continue to incur substantial losses through fiscal year 2007 and into fiscal year 2008 as we continue development of new products. As of January 31, 2006, we had an accumulated deficit of $44,628,003. We will incur additional losses until we are able to successfully introduce new products and generate substantial revenues. Due to our recent entry into the cardiac tissue ablation market, we do not expect to generate material revenue until fiscal year 2008, at the earliest. Even if we begin to recognize revenues from our ATRILAZE minimally invasive system, it may be several years, if ever, before we achieve profitability and positive cash flow. If we do achieve profitability, we cannot assure you that we would be able to sustain or increase profitability on a quarterly or annual basis in the future. In addition, the report of our independent registered public accounting firm for fiscal years 2004 and 2005 includes an explanatory paragraph expressing doubt about our ability to continue as a going concern.

We may require additional financing in the future, which may be difficult to obtain.   We anticipate that the net proceeds from this offering will enable us to launch and market our ATRILAZE minimally invasive system and provide working capital to support our operations through fiscal year 2009. However, we may require additional capital in the future. Our failure to obtain necessary financing or doing so on unfavorable terms could adversely affect our product development program and marketing efforts. Our future capital requirements will depend on a number of factors, many of which are beyond our control, including:

•       The cost of development or enhancement of existing or new products, including outsourced design and engineering services, and product prototyping;

•       The timing of, and the costs involved in, obtaining regulatory approvals;

•       The cost of enhancing and protecting our intellectual property portfolio;

•       The cost of internal and outsourced manufacturing services;

•       The cost of commercialization, including product demonstration, promotion and marketing;

•       The need to upgrade corporate systems and hardware;

•       The cost of building inventory to support sales;

•       The costs involved in any patent infringement actions that we initiate or that are brought against us by third parties;

•       Our ability to establish and maintain collaborative arrangements;

•       Our advancement of other product candidates into development;

•       The cost of maintaining MedicalCV as a public company; and

•       Potential acquisition or licensing of other products or technologies.

Additional financing may not be available to us when we need it or it may not be available to us on favorable terms. If we are unable to obtain adequate financing on a timely basis, we may be required to significantly curtail or cease product development. We could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies, product candidates or products which we would otherwise pursue on our own. If we raise additional funds by issuing equity securities, our then-existing shareholders will experience ownership and/or share price dilution and the terms of any new equity securities may have preferences over our common stock.

We may be unable to establish and protect our proprietary rights which are critical to our success in developing products for cardiac tissue ablation and the potential treatment of AF.   We have no patents issued to us covering our soft tissue ablation products. We have filed 13 U.S. non-provisional patent applications, one provisional U.S. patent application, one international patent application and one European patent application, relating to products we have designed for use in treating AF. We expect to seek patent protection for additional products that we may develop in the future. Our success will depend, in part, on our ability to protect our products and to manufacture and sell them without infringing the rights of third parties. The validity and breadth of claims covered in medical technology patents involve complex legal and factual questions and, therefore, are highly uncertain. In addition, the laws of many countries may not afford protection for our proprietary rights to the same extent as U.S. laws. We cannot assure you that:

•       Any pending patent applications or any future patent applications will result in the issuance of patents;

•       The scope of any patent protection will be effective to exclude competitors or to provide competitive advantages to us;

•       We will be able to commercially exploit any issued patents before they expire;

•       Any of our patents will be held valid if subsequently challenged;

•       Others will not claim rights in, or ownership of, the patents and other proprietary rights we hold;

•       Our products and processes will not infringe, or be alleged to infringe, the proprietary rights of others; or

•       We will be able to protect meaningful rights in proprietary technology over which we do not hold patents.

Furthermore, we cannot assure you that others have not developed or will not develop products that may duplicate our products or manufacturing processes, or that others will not design around our patents. Other parties may independently develop or otherwise acquire substantially equivalent techniques, gain access to our proprietary technology or disclose such technology. In addition, whether or not we obtain additional patents, others may hold or receive patents covering components of products we independently develop in the future.

We may be subject to claims that we infringe the intellectual property rights of third parties, which could adversely affect the sale of our products and our financial condition.   The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights. Litigation, which would likely result in substantial cost to us, may be necessary to enforce any patents issued or licensed to us and/or to determine the scope and validity of others’ proprietary rights. Our competitors hold issued patents which may result in claims of infringement against us or other patent litigation. We also may have to participate in interference proceedings declared by the United States Patent and Trademark Office, which could result in substantial cost to determine the priority of inventions.

We are aware of patents issued to our competitors and are aware that these competitors have patent applications pending. These patents and applications could become the basis for infringement claims against us. In April 2005, we received a letter from Edwards Lifesciences, LLC (“Edwards”) concerning our ATRILAZE system, which is the subject of some of our patent applications. Edwards does not claim that our products infringe any of its patents. Edwards’ letter calls to our attention six of its patents and requests us to comment on how our products differ from the claimed methods and apparatus of the six specified Edwards patents. Edwards does not claim in its letter that our products infringe its patents. We reviewed the specified Edwards’ patents and discussed them with our patent counsel, and believe that our cardiac ablation systems do not infringe any of these patents. In response to a further inquiry from Edwards on May 25, 2006, we responded through patent counsel outlining certain of our positions on at least one of the Edwards’ patents. It is possible that in the future, Edwards or others will continue to inquire regarding our products and patents. Legal proceedings brought against us alleging that our products infringe existing patents, whether with or without merit, could be time-consuming for our management and employees, result in costly litigation, cause product shipment delays, require us to pay damages or settlement amounts, or require us to:

•       Cease manufacturing and selling the product in question, which could seriously harm our business;

•       Enter into royalty-bearing licensing agreements; or

•       Design commercially acceptable non-infringing alternative products.

We cannot assure you that we would be able to obtain licensing agreements, if required, on terms acceptable to us or at all, or that we would be able to develop commercially acceptable non-infringing alternative products. Our failure to do so could have a material adverse effect upon our business, financial condition, operating results and cash flows.

We depend upon single and limited source third-party suppliers, making us vulnerable to supply problems and price fluctuations, which could harm our business.   We expect to rely on single and limited source third-party vendors for the manufacture of many of the components used in our ATRILAZE minimally invasive system. For example, we expect to rely on one vendor to manufacture our ATRILAZE laser and one vendor to manufacture our ATRILAZE controller. In addition, in some cases there are relatively few alternative sources of supply for certain other components that are critical to our ATRILAZE minimally invasive system.

Our reliance on these outside manufacturers and suppliers also subjects us to risks that could harm our business, including:

•       we may not be able to obtain adequate supply in a timely manner or on commercially reasonable terms;

•       we may have difficulty locating and qualifying alternative suppliers;

•       switching components may require product redesign;

•       our suppliers manufacture products for a range of customers, and fluctuations in demand for the products those suppliers manufacture for others may affect their ability to deliver components to us in a timely manner; and

•       our suppliers may encounter financial hardships unrelated to our demand for components, which could inhibit their ability to fulfill our orders and meet our requirements.

Any interruption or delay in the supply of components or materials, or our inability to obtain components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause them to cancel orders or switch to competitive products, and could therefore have a material adverse effect on our business, financial condition, operating results and cash flows.

If patients allege that the use of our cardiovascular devices injured them, we may face substantial product liability claims.   Substantial product liability litigation exists within the medical device industry. Our products are used in cardiovascular surgery, and their failure may result in patient injury or death. We have had product liability claims asserted against us in the past, which were resolved under our insurance coverage without significant financial cost to us. We cannot assure you, however, that future product liability claims will not exceed the limits of our insurance coverage or that such insurance will continue to be available to us on commercially reasonable terms, or at all. Consequently, a product liability claim or other claim with respect to uninsured liabilities, or in excess of insured liabilities, could have a material adverse effect on our business, financial condition, operating results and cash flows. In addition, adverse publicity resulting from product liability litigation may materially adversely affect us regardless of whether the claims are valid or whether we are liable. Furthermore, these claims would likely divert our financial and management resources that would otherwise be used to benefit the future performance of our operations.

We sold more than 50,000 mechanical heart valves between 1992 and 2005. We assume that a majority of the patients who received our heart valves are still alive. If any of these patients were to have a problem with a heart valve, they could assert claims for damages against us. In April 2005, we placed our product liability insurance with a new insurance carrier. Our new policy provides us with potential coverage for claims of up to $5,000,000 per occurrence and in the aggregate per policy year. Concurrently, we purchased a three-year extended reporting coverage endorsement from our former carrier which was unwilling to renew our coverage on the previous terms. The extended reporting period coverage, which expires in 2008, will allow us to seek coverage under the prior policy for products claims arising from occurrences which took place during such policy period but which were not asserted against us during the previous policy period.

In March 2005, we became aware that a patient who had been implanted with our heart valve had died. We have not received any claims related to this matter but believe that any such claim would be covered by our existing liability insurance. Based upon the expectation that insurance would cover the cost of any claims after our payment of the deductible, we do not expect the ultimate resolution of this matter to have a material effect on our business, financial condition, operating results and cash flows.

Key employees could leave our company at any time, thereby adversely affecting our product development and profitability.   We depend heavily on the technical knowledge and industry expertise of our management team. The development and execution of our business plan depends upon these individuals. The departure of key people could materially and adversely affect our business, financial condition, operating results and cash flows.

We may be unable to recruit, motivate and retain qualified employees.   Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees, including those who concentrate in research and development, sales, marketing and manufacturing, to keep pace with our product development schedules. Even though we have not experienced shortages of qualified people to date, qualified individuals needed to fill these positions could be in short supply in our market. Our inability to recruit, motivate and retain such individuals may delay the planned launch of new products, or result in high employee turnover; either of which could have a material adverse effect on our business, financial condition, operating results and cash flows. Additionally, competition for qualified employees could require us to pay higher wages and provide additional benefits to attract sufficient employees.

Once medical devices are cleared for sale, regulatory authorities may still limit the use of such products, prevent the sale or manufacture of such products or require a recall or withdrawal of such products from the marketplace.   Following initial clearance from regulatory authorities, we continue to be subject to extensive regulatory requirements. Government authorities can withdraw marketing clearance due to our failure to comply with regulatory standards or due to the occurrence of unforeseen problems following initial clearance. Ongoing regulatory requirements are wide-ranging and govern, among other things:

•       Product manufacturing;

•       Supplier substitution;

•       Product changes;

•       Process modifications;

•       Medical device reporting;

•       Product sales and distribution; and

•       Annual inspections to retain CE mark for sale of products in the European Union.

The FDA and various government agencies inspect our facilities from time to time to determine whether we are in compliance with applicable laws and regulations. If we fail to comply or maintain compliance with medical device laws or regulations, regulatory authorities may fine us and bar us from selling our products. If the FDA or comparable foreign authorities believes we are not in compliance with such laws or regulations, it can:

•       Seize our products;

•       Require a recall;

•       Withdraw previously granted market clearances;

•       Implement procedures to stop future violations; and/or

•       Seek civil and criminal penalties against us.

In addition, suppliers of components of, and products used to manufacture, our products must also comply with the FDA and foreign regulatory requirements, which often require significant resources and subject us and our suppliers to potential regulatory inspections and stoppages. If our suppliers do not achieve and maintain required regulatory approval, our commercialization efforts could be delayed, which would impair our business, financial condition, operating results and cash flows.

We may be subject to fines, penalties or injunctions if we are determined to be promoting our products for unapproved, “off-label,” or new uses, or making false, misleading or unsubstantiated claims, which would harm our operating results and reduce the value of your investment.   Our promotional materials and training methods for physicians must be in compliance with FDA and other applicable regulations. FDA regulations prohibit us from promoting or advertising our products for uses not within the scope of our clearances and from making unsupported safety or effectiveness claims. These determinations can be subjective and the FDA may disagree with our promotional claims. If the FDA determines that our promotional materials or training constitutes promotion of an unapproved use, or makes false or misleading claims or claims not supported by adequate scientific data, the agency could subject us to serious enforcement sanctions and/or limit the promotional claims that we are permitted to make for our products. The FDA typically does not permit promotional claims for a device based upon physician reports and other anecdotal data. There can be no assurance, therefore, that the FDA would agree that any independent peer-reviewed studies are scientifically adequate to support the claims we make for our products. The FDA also may limit or prohibit claims based on comparison of our products with other surgical cardiac tissue ablation technologies and devices in the absence of a scientifically valid head-to-head clinical trial or other adequate supporting data. Any legal limitations on the promotional claims we may make for our products could adversely affect our sales.

As a medical device manufacturer, we are subject to federal and state laws prohibiting “kickbacks” and false or fraudulent claims which, if violated, could subject us to substantial penalties.   A federal law commonly known as the Medicare/Medicaid anti-kickback law, and several similar state laws, prohibit payments that are intended to induce physicians or others either to refer patients or to acquire or arrange for or recommend the acquisition of healthcare products or services. These laws limit the kinds of financial arrangements, including sales programs, we are allowed to have with physicians, surgery centers, hospitals or other potential purchasers of our products. Other federal and state laws generally prohibit individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payers that are false or fraudulent, or for items or services that were not provided as claimed. Anti-kickback and false claims laws prescribe potentially substantial civil and criminal penalties for noncompliance. A challenge to or investigation into our practices under these laws could cause adverse publicity, be costly to respond to, and harm our business, financial condition, operating results and cash flows. Even an unsuccessful challenge or investigation into our practices could cause adverse publicity and be costly to respond to, and thus could harm our business, financial condition, operating results and cash flows.

Compliance with environmental laws and regulations may be expensive. Failure to comply with environmental laws and regulations could subject us to significant liability.   Our manufacturing operations and research and development activities involve the use of biological materials and hazardous substances and are subject to a variety of federal, state and local environmental laws and regulations relating to the storage, use, discharge, disposal, remediation of, and human exposure to, hazardous substances. Our research and development and manufacturing operations may produce biological waste materials, such as animal tissues, and certain chemical waste. These operations are permitted by regulatory authorities, and the resultant waste materials are disposed of in material compliance with environmental laws and regulations. Compliance with these laws and regulations may be expensive and non-compliance could result in substantial liabilities. In addition, we cannot completely eliminate the risk of accidental contamination or injury to third parties from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed any applicable insurance coverage we may have. In addition, our manufacturing operations may result in the release, discharge, emission or disposal of hazardous substances that could cause us to incur substantial liabilities, including costs for investigation and remediation.

The uncertainty of third party reimbursements and possible healthcare reforms may adversely affect us.   Our ability to market products successfully in the U.S. depends in part on the extent to which reimbursement for the cost of such products and related treatment will be available from government health administration authorities, private health insurers, health maintenance organizations and other third party payers. Payers may challenge the need for, and prices of, medical products and services. Third party payers may deny reimbursement for procedures that they deem experimental or for devices used in ways other than as cleared by the FDA or stated in their indications for use. With respect to our products, some payers could deny coverage until the medical profession generally accepts devices and new procedures. The inability of hospitals and other providers to obtain reimbursement from third party payers for our products would have a material adverse impact on our business, financial condition, operating results and cash flows. Healthcare reform may also impact sales of new products. In the U.S. reforms may include:

•       Mandated basic health care benefits;

•       Controls on health care spending through limiting the growth of private health insurance premiums and Medicare and Medicaid spending; and

•       Fundamental changes to the health care delivery system.

We anticipate that the U.S. Congress and state legislatures will continue to review and assess alternative health care delivery systems and payment methodologies, and that public debate of these issues will likely continue in the future. Due to uncertainties regarding the ultimate features of reform initiatives and their enactment and implementation, we cannot predict which, if any, of such reform proposals will be adopted, when they may be adopted or what impact they may have on our ability to market our products. Laws resulting from such reform initiatives could adversely impact our business, financial condition, operating results and cash flows.

If we are unable to successfully address the material weakness in our internal controls, our ability to report our financial results on a timely and accurate basis may be adversely affected.   As of April 30, 2005 and January 31, 2006, we did not maintain effective controls over the preparation, review, presentation and disclosure of our statement of operations. Specifically, we incorrectly reported certain expenses as part of continuing operations rather than as part of discontinued operations in accordance with U.S. generally accepted accounting principles. This control deficiency resulted in the restatement of our financial statements for the fiscal year ended April 30, 2005 and the three and six-month periods ended October 31, 2004. Accordingly, management determined that this control deficiency constitutes a material weakness in our internal control over financial reporting.

A material weakness is a control deficiency or a combination of control deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected. We have taken steps to remediate the material weakness that include a thorough review of the classification requirements of each component line item and the individual elements that comprise each line item of the statement of operations, in accordance with generally accepted accounting principles. Although we have taken these steps, we cannot assure you that this or other control deficiencies will not result in a misstatement in the future.

We have developed a plan to address this material weakness that includes adding additional professional accounting personnel. We engaged a senior financial consultant in March 2006 as an interim controller to provide an immediate expansion in our technical finance and accounting resources. In April 2006, we hired a full-time controller with national public accounting firm experience. We will continue to assess the adequacy and appropriateness of our financial staff and adjust accordingly as changes in our business warrant. Management believes that our plan to address this material weakness, when fully implemented, will remediate it. Although we are not certain when the material weakness will be remediated, we will need a period of time over which to demonstrate that these controls are functioning appropriately to conclude that we have adequately remediated it.

We cannot be certain that additional material weaknesses in our internal control over financial reporting will not be discovered in the future. Any failure to remediate the unremediated material weakness described above or any future material weaknesses or to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements.

We may be exposed to potential risks relating to our internal controls over financial reporting and our ability to have those controls attested to by our independent registered public accounting firm.   As directed by Section 404 of the Sarbanes-Oxley Act, the SEC adopted rules requiring public companies to include a report of management on internal control over financial reporting in their annual reports, including Annual Reports on Form 10-KSB, which we file. In addition, the independent registered public accounting firm auditing a public company’s financial statements must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting as well as the operating effectiveness of the company’s internal controls over financial reporting. We expect to be subject to these requirements for the fiscal year ending April 30, 2008.

While we expect to expend significant resources in developing the necessary documentation and testing procedures required by Section 404 of the Sarbanes-Oxley Act, there is a risk that we will not comply with all of the requirements imposed thereby. At present, there is no precedent available with which to measure compliance adequacy. Accordingly, there can be no assurance that we will not receive an adverse report on our assessment of our internal controls over financial reporting and/or the operating effectiveness of our internal controls over financial reporting from our independent registered public accounting firm.

In the event we fail to remediate the material weakness described above, we identify significant deficiencies or other material weaknesses in our internal controls over financial reporting that we cannot remediate in a timely manner or we receive an adverse report from our independent registered public accounting firm with respect to our internal controls over financial reporting, investors and others may lose confidence in the reliability of our financial statements and our ability to obtain equity or debt financing could be adversely affected.

In addition to the above, in the event that our independent registered public accounting firm is unable to rely on our internal controls over financial reporting in connection with their audit of our financial statements, and in the further event that they are unable to devise alternative procedures in order to satisfy themselves as to the material accuracy of our financial statements and related disclosures, it is possible that we could receive a qualified or adverse audit opinion on those financial statements. In that event, the market for our common stock could be adversely affected. In addition, investors and others may lose confidence in the reliability of our financial statements and our ability to obtain equity or debt financing could be adversely affected.

We will be required to record compensation expense related to employee compensation awards in our financial statements beginning in our fiscal year 2007, which could harm our future reported operating results and cause unexpected fluctuations in our expenses.   Our ability to attract and retain our management team, research, development, clinical, medical device sales personnel and others depends to some extent on our continued ability to issue stock options or other forms of equity compensation awards. Among other option issuances we have made, in April 2005 we issued options to key members of our management team for the purchase of an aggregate of 666,565 shares of common stock. These options will vest over a four-year period commencing April 1, 2006 (to the extent of 25 percent on such date and

6.25 percent quarterly thereafter). We have granted and expect to grant additional stock options to current and future management personnel and other key employees to provide additional incentives to join or remain with us. The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-Based Payment.” We are required to adopt the provisions of this standard effective May 1, 2006. We will adopt this standard using the modified prospective method. We expect adoption to result in an increase in our operating expenses. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and requires such transactions be accounted for using a fair-value-based method and the resulting cost to be recognized in the financial statements over the option vesting periods. Recording compensation expense in the statement of operations for employee stock options using the fair value method could have a significant negative effect on our reported financial results, particularly if we grant a significant number of options to our employees in future periods.

We cannot predict the outcome of legal proceedings and an adverse determination could negatively impact our financial results.   In March 2006, J Giordano Securities LLC (d/b/a J Giordano Securities Group) (“JGSG”) filed suit against our company claiming that it is entitled to damages due to an alleged breach of the engagement agreement, as amended, between us and JGSG. In particular, JGSG claims that the exercise of outstanding warrants for the purchase of common stock by certain JGSG-identified investors and our purchase of outstanding shares of 5% Series A Redeemable Convertible Preferred Stock from certain JGSG-identified investors in December 2005 and January 2006 entitle JGSG to damages no less than $1,431,789. In addition, JGSG notified us by letter dated May 26, 2006 that, pursuant to the agreement, it may claim compensation arising out of alleged rights to serve as a co-managing underwriter or member of the underwriting group of this offering. Although we intend to vigorously defend ourselves against the lawsuit and any additional claims brought by JGSG, an adverse resolution of this claim could negatively impact our financial condition.

Risks Related to This Offering

Our stock price is volatile, purchasers of our common stock could sustain substantial losses.   The stock market in general and the market for small medical device companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the public offering price. The price for our common stock will be determined in the marketplace and may be influenced by many factors, including:

•       Physician and patient acceptance of our products;

•       Developments, disputes or litigation concerning patents or other proprietary rights and our ability to obtain patent protection for our technologies;

•       Regulatory restrictions in the United States and foreign countries;

•       The ability to manufacture our products to commercial standards;

•       Public concern over our products;

•       The loss of key personnel;

•       Additional future sales of our common stock;

•       Comparisons of our financial results with those of companies that are perceived to be similar to us;

•       The pricing of our products;

•       Changes in the structure of healthcare payment systems;

•       Investors’ perceptions of us; and

•       General economic, industry and market conditions.

A decline in the market price of our common stock could cause you to lose some or all of your investment and may adversely impact our ability to attract and retain employees and raise capital. In addition, shareholders may initiate securities class action lawsuits if the market price of our stock drops significantly, which may cause us to incur substantial costs and could divert the time and attention of our management.

Fluctuations in our operating results may result in decreases in the price of our securities.   We expect our operating results to fluctuate significantly because of several factors, including the timing of FDA clearance, government policies regarding payment for our products and the development of new technologies. Consequently, our operating results may fall below the expectations of public market analysts and investors. In that event, the price of our securities would likely decrease.

If there are substantial sales of our common stock by existing shareholders, the price of our common stock may decline.   After this offering, we will have 12,822,946 shares of common stock outstanding, or 13,377,946 shares if the underwriters exercise their over-allotment option in full. The 3,700,000 shares sold in this offering, or 4,255,000 shares if the underwriters exercise their over-allotment option in full, will be freely tradable without restriction under the federal securities laws unless purchased by our affiliates. All of the shares beneficially owned by our directors and executive officers as of May 31, 2006 will be subject to the lock-up agreements with the underwriters described under “Underwriting.”

If our existing common shareholders sell substantial amounts of common stock in the public market, or the market perceives that such sales may occur, the market price of our common stock could fall. Of the shares of common stock outstanding, 7,172,196 shares may be sold by existing shareholders in the public market pursuant to two additional SB-2 registration statements filed with the Securities and Exchange Commission and an additional 1,610,239 shares may be sold under such registration statements after the expiration of the lock-up agreements.

In addition, we may need to raise additional capital in the future to fund operations or for capital expenditures. If we raise additional funds by issuing equity securities, our stock price may decline and our existing shareholders may experience significant dilution. Furthermore, we may enter into financing transactions at prices that represent a substantial discount to market price. A negative reaction by investors and securities analysts to any sale of our equity securities could result in a decline in the trading price of our common stock.

You may have difficulty reselling our common stock.   We cannot assure you of an active public market for our common stock. Selling our securities also may be difficult because of the quantity of securities that may be bought and sold, the possibility that transactions may be delayed, and a low level of security analyst and news media coverage. These factors could contribute to lower prices and larger spreads in the bid and ask prices for our securities.

If we fail to maintain the registration statements for the common stock issued upon conversion of preferred stock and the related warrant exercises, we could face substantial monetary charges.   In connection with our April 2005 private placement and our December 2005 and January 2006 preferred stock purchases, we entered into registration rights agreements in which we agreed to prepare and file with the SEC by certain filing dates, registration statements to register certain shares of common stock, which registration statements must be maintained effective throughout a period of up to five years. If we fail to file any registration statement by a required filing date, or a registration statement is not declared effective by a specified effectiveness date, or after an effective date, the registration statement ceases to be effective and available to the holders of the securities that were registered for more than an aggregate of 40 trading days in any consecutive 12 month period, then in addition to other rights which such holders may have against us under applicable law, we are obligated to pay as liquidated damages to such holders for each calendar month or portion thereof an amount equal to 1.5 percent of the aggregate amount invested by the investors until we satisfy the requirements of the registration rights agreement. If we are required to pay such liquidated damages or other amounts to these holders, our business, financial condition, operating results and cash flows would be materially adversely affected.

The issuance of additional equity securities in a future financing could trigger the anti-dilution provisions of our outstanding warrants.   If we were to issue additional equity securities at a per share price lower than the exercise price of our outstanding warrants, then the exercise price of such warrants would automatically adjust downward on either a weighted-average or full-ratchet basis. While we have no plans to issue securities in a manner that would trigger these anti-dilution provisions, we could elect to do so in the future or be required to do so in order to finance the company. Such adjustments would dilute the holdings of existing common shareholders.

Our affiliated shareholders have significant control over our company, which could reduce your ability to receive a premium for your securities through a change in control.   As of May 31, 2006, officers and directors of our company beneficially owned approximately 21.3 percent of our outstanding common stock. As a result, they may be able to control our company and direct our affairs, including the election of directors and approval of significant corporate transactions. This concentration of ownership could also delay, defer or prevent a change in control of our company, and make some transactions more difficult or impossible without their support. These transactions might include proxy contests, tender offers, open market purchase programs or other share purchases that could give our shareholders the opportunity to realize a premium over the then prevailing market price of our securities. As a result, this concentration of ownership could depress the price of our securities.

Our acquisition of preferred stock and related warrant exercises have resulted in a concentration of ownership.   In December 2005 and January 2006, investors who purchased preferred stock and warrants in our April 2005 private placement sold back their preferred stock to our company and exercised their related warrants. The common stock issued in connection with such transaction represented over 85 percent of our outstanding common stock at the completion of the transaction. A major portion of such securities were acquired by PKM Properties, LLC (“PKM”), an entity controlled by Paul K. Miller, one of our directors, and, with 18.3% beneficial ownership, one of the largest beneficial owners of our securities. Should a few of these investors agree to vote in concert, they would control our company. To our knowledge, these investors have not acted as a group in seeking, negotiating or making their investments in our company and consider themselves independent investors.

Minnesota law and our ability to issue preferred stock could deter a take-over or acquisition of our company.   Our articles of incorporation authorize the issuance of shares of preferred stock. Our board of directors, without any action by our shareholders, is authorized to designate and issue preferred stock in such classes or series, as it deems appropriate and establish the rights and privileges of such shares, including liquidation and voting rights. Our ability to designate and issue preferred stock having preferential rights over our common stock could adversely affect the voting power and other rights of holders of common stock. We are also subject to the Minnesota Business Corporation Act, which includes provisions that limit the voting rights of persons acquiring specified percentages of shares of an issuing public corporation in a “control share acquisition” and restrict “business combinations” between issuing public corporations and specified persons acquiring their securities. Our ability to issue preferred stock and the application of the provisions of Minnesota law discussed above could impede or deter another party from making a tender offer or other proposal to acquire our company.

Our management has broad discretion over the use of proceeds from this offering and may apply the proceeds in ways that do not improve our operating results or increase the value of your investment.   Our management will have significant discretion in the use of the proceeds of this offering. Accordingly, our investors will not have the opportunity to evaluate the economic, financial and other relevant information that we may consider in the application of the net proceeds. Therefore, it is possible that we may allocate the proceeds in this offering in ways that fail to improve our operating results, increase the value of your investment or otherwise maximize the return on these proceeds.

We do not intend to pay cash dividends on our common stock in the foreseeable future.   We have not paid dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which generally include the plans and objectives of management for future operations, including plans and objectives relating to our future economic performance and our current beliefs regarding revenues we might earn if we are successful in implementing our business strategies. The forward-looking statements and associated risks may include, relate to or be qualified by other important factors. You can identify forward-looking statements generally by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “intends,” “plans,” “should,” “could,” “seeks,” “pro forma,” “anticipates,” “estimates,” “continues,” or other variations of those terms, including their use in the negative, or by discussions of strategies, opportunities, plans or intentions. You may find these forward-looking statements under the captions “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis or Plan of Operation,” and “Business.” These forward-looking statements include, among other things, statements about:

•       The rate and degree of market acceptance of our products;

•       The timing of and our ability to obtain and maintain regulatory clearances for our products;

•       Our sales and marketing strategy;

•       Our manufacturing strategy;

•       Our ability to develop and market new and enhanced products;

•       Our intellectual property portfolio;

•       The timing of and ability to obtain reimbursement for procedures utilizing our products;

•       Our competitors;

•       Our estimates regarding future revenues, expenses and capital requirements; and

•       The unpredictability of our quarterly results of operations.

These forward-looking statements necessarily depend upon assumptions and estimates that may prove to be incorrect. Although we believe that the assumptions and estimates reflected in the forward-looking statements are reasonable, we cannot guarantee that we will achieve our plans, intentions or expectations. The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ in significant ways from any future results expressed or implied by the forward-looking statements.

Any of the factors described above or in “Risk Factors” could cause our financial results, including our net income (loss) or growth in net income (loss), to differ materially from prior results, which in turn could, among other things, cause the price of our common stock to fluctuate substantially.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the 3,700,000 shares of common stock we are offering will be approximately $27.4 million at an assumed public offering price of $8.10 per share, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate the net proceeds to us from this offering will be approximately $31.6 million.

We intend to use approximately $9.2 million of the net proceeds for final product development and product enhancements, continuation of clinical studies, and the pursuit of additional regulatory approvals. We intend to use approximately $8.2 million of the net proceeds of this offering to enhance our sales and marketing capabilities, including launching our ATRILAZE minimally invasive system, the hiring of a direct sales force, and the training and education of physicians. We intend to use approximately $2.1 million of the net proceeds for facilities, production equipment, and management and information technology systems. We intend to use approximately $1.5 million of the net proceeds for the production of lasers, controllers and reciprocators to be placed in hospitals. We intend to use the balance of the net proceeds for working capital and other general corporate purposes.

The amounts we actually expend in these areas may vary significantly from our expectations and will depend on a number of factors, including operating costs, capital expenditures and other expenses. Accordingly, management will retain broad discretion in the allocation of the net proceeds of this offering.

We expect our cash balance, together with the net proceeds of this offering, will be sufficient to enable us to reach profitability and achieve positive operating cash flow in fiscal year 2009. Pending such uses, the net proceeds of this offering will be invested in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We currently intend to retain all future earnings for the operation and expansion of our business and do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. The payment of any dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, contractual restrictions, outstanding indebtedness and other factors deemed relevant by our board.

CAPITALIZATION

The following table sets forth our capitalization as of January 31, 2006, on an actual basis, and on a pro forma basis giving effect to the sale by us of 3,700,000 shares of common stock at an assumed public offering price of $8.10 per share in this offering and the receipt of the estimated proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, of $2,598,200. You should read this information in conjunction with the financial statements and the related notes and “Management’s Discussion and Analysis or Plan of Operation” included elsewhere in this prospectus.

	January 31, 2006
	Actual	Pro Forma
Redeemable preferred stock:
5% Series A Redeemable Convertible Preferred Stock; $.01 par value; stated value $10,000 per share; 1,900 shares authorized; no shares issued and outstanding	$—	$—
Preferred stock; $.01 par value; 998,100 shares authorized; no shares issued and outstanding	—	—
Common stock: $.01 par value:
24,000,000 shares authorized, 9,102,938 and 12,802,938 shares issued and outstanding	91,029	128,029
Additional paid-in capital	54,487,358	81,822,158
Warrants	375,518	375,518
Stock options	117,490	117,490
Deferred stock-based compensation	(94,601)	(94,601)
Accumulated deficit	(44,628,003)	(44,628,003)
Total shareholders’ equity	10,348,791	37,720,591
Total capitalization	$10,348,791	$37,720,591

As of January 31, 2006, the above information excludes:

•       1,076,116 shares of common stock issuable by us upon the exercise of outstanding warrants at a weighted average exercise price of $11.30 per share;

•       854,463 shares of common stock issuable by us upon the exercise of stock options granted at a weighted average exercise price of $9.59 per share, and 548,254 shares available for issuance pursuant to future grants, under our stock option plans; and

•       85,401 units, each consisting of one share of common stock and one warrant exercisable for one share of common stock at $18.375 per share, issuable by us upon the exercise of warrants at $4.70 per unit that we issued to our agent and a finder in our 2004 private placement.

SELECTED FINANCIAL DATA

The following selected financial data for the years ended April 30, 2004 and 2005, are derived from our financial statements, which have been audited by PricewaterhouseCoopers LLP and which are included elsewhere in this prospectus. The following selected financial data for the nine months ended January 31, 2005 and 2006, are derived from our unaudited financial statements which are included elsewhere in this prospectus. The selected financial data should be read in conjunction with such financial statements and the related notes and “Management’s Discussion and Analysis or Plan of Operation.”  The balance sheet as of January 31, 2006 and the statements of operations and cash flows for the nine months ended January 31, 2005 and 2006 include, in the opinion of management, all adjustments, consisting solely of normal recurring adjustments, necessary for a fair statement of the financial results for the respective interim periods and are not necessarily indicative of results of operations to be expected for the entire fiscal year ending April 30, 2006.

	Years Ended April 30,			Nine Months Ended January 31,
	2004	2005		2005	2006
		(Restated)
	(audited)			(unaudited)
Statement of Operations Data:
Total operating expenses	$3,305,708	$5,910,908		$3,777,742	$4,654,616
Net loss to common shareholders	(6,238,990)	(19,094,872	)(1)	(5,679,712)	(2,221,046	)(1)
Basic net loss per common share—Continuing operations, after preferred dividends	(6.77)	(16.16)		(3.96)	(1.03)
Diluted net loss per common share—Continuing operations, after preferred dividends	(6.77)	(16.16)		(3.96)	(4.05)
Basic net loss per common share—Discontinued operations	(0.98)	(1.76)		(1.39)	(0.03)
Diluted net loss per common share—Discontinued operations	(0.98)	(1.76)		(1.39)	(0.01)
Basic net loss per common share	(7.75)	(17.92)		(5.35)	(1.06)
Diluted net loss per common share	(7.75)	(17.92)		(5.35)	(4.06)
Weighted average common shares used, basic	804,673	1,065,349		1,061,362	2,096,057
Weighted average common shares used, diluted	804,673	1,065,349		1,061,362	4,620,092

January 31, 2006
(unaudited)
Balance Sheet Data:
Total current assets	$12,872,368
Total current liabilities	1,051,596
Working capital	11,820,772
Total assets	14,031,248
Total long-term liabilities	2,630,861
Total shareholders’ equity	10,348,791

(1)  Net loss to common shareholders includes $9,987,609 of other expense related to the warrant issuance and subsequent market adjustments to the warrant liability for the year ended April 30, 2005. Net loss to common shareholders for the nine months ended January 31, 2006 includes $16,549,457 of other income related to changes to the warrant liability for subsequent market adjustments and the changes in the terms related to the exercise price and expiration date of the warrants issued in April 2005, and reductions of $14,168,521 related to preferred stock cash and non-cash dividends.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Previously, units of our securities, consisting of common stock and Class A Warrants, traded on the OTC Bulletin Board, until the expiration of the Class A Warrant component of such units on November 20, 2004. Due to lack of market makers, our common stock did not trade between November 19, 2004 and December 20, 2004. Our common stock resumed trading on the OTC Bulletin Board under the symbol “MDCV” on December 21, 2004. Our common stock currently trades on the OTC Bulletin Board under the symbol “MCVI.” Our common stock has been approved for listing on the Nasdaq National Market under the symbol “MDCV”.

The following table sets forth the high and low bid prices as reported by the OTC Bulletin Board for our units and common stock, as applicable, for the periods indicated. Such quotations reflect inter-dealer prices, without retail mark-up, markdown or commission, and may not represent actual transactions.

Period	High	Low
Fiscal Year 2005
First Quarter	$20.50	$13.00
Second Quarter	$25.00	$7.50
Third Quarter	$15.10	$5.00
Fourth Quarter	$12.50	$5.70
Fiscal Year 2006
First Quarter	$11.90	$6.50
Second Quarter	$10.00	$6.00
Third Quarter	$12.30	$5.30
Fourth Quarter	$13.60	$7.00

As of May 31, 2006, we had approximately 241 shareholders of record and approximately 649 beneficial owners.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion of our financial condition and results of operations should be read in conjunction with our historical financial statements and related notes appearing elsewhere in this prospectus. This discussion contains forward-looking statements that involve significant risks and uncertainties. As a result of many factors, such as those set forth under “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements. Also, see the information under “Risk Factors—Risks Related to Our Business” for a discussion of the material risks and uncertainties applicable to our business.

Overview

Our ATRILAZE surgical ablation system utilizes laser energy in cardiac tissue ablation procedures in open-heart surgery. We acquired the initial technology in August 2003 and we have developed several generations of products beyond the initial technology purchase.  We received FDA 510(k) clearances for the first generation product in November 2004 and the second generation product in October 2005.  In addition, we received a third 510(k) clearance in April 2006 which covered an additional laser wavelength.

The ATRILAZE system with its laser technology platform is currently being utilized to ablate cardiac tissue concomitantly, or in conjunction with, open-heart surgical procedures.  Our strategy is to leverage our laser technology to develop a stand-alone, minimally invasive treatment for atrial fibrillation, or AF. We define a minimally invasive treatment as being one in which the procedure is performed on a beating heart in a closed-chest setting.  We submitted an application for FDA 510(k) clearance of our minimally invasive system in May 2006 and expect to introduce this system for commercial use in the second half of 2006.

We have begun supplying our current product, the ATRILAZE system, a hand-held wand, to select centers for surgical ablation in concomitant open-heart procedures to increase surgeon exposure to our products. We do not expect significant revenue until we introduce our ATRILAZE minimally invasive system.

Our company was incorporated in Minnesota on March 30, 1992, under the name CV Dynamics, Inc. In April 1992, we acquired all of the tangible and intangible assets of Omnicor, Inc. Omnicor resulted from the corporate and financial restructuring of a predecessor company called Medical Incorporated, which was organized in 1971 to develop and market the Lillehei-Kaster heart valve, licensed from the University of Minnesota.

Until November 2004, we developed and marketed mechanical heart valves known as the Omnicarbon® 3000 and 4000 heart valves. In November 2004, after an exhaustive evaluation of the heart valve business, we discontinued all heart valve related production. In April 2005, we announced that our efforts to find a buyer for the heart valve business had been unsuccessful and that we would stop selling heart valves and were exiting the heart valve business. At that time, we also determined to direct all of our resources to the development and introduction of products targeting the treatment of AF.

We restated our financial statements for the fiscal year ended April 30, 2005, to correct the classification of certain sales and marketing expenses and certain general and administrative expenses from continuing operations to discontinued operations. The costs for which the classification has been corrected are related directly to our discontinued heart valve business. The correction in classifications had no effect on our net loss or net loss per share, nor any effect on our balance sheet, statement of changes in shareholders’ equity (deficit) or statement of cash flows. The “Results of Operations for the Fiscal Years Ended April 30, 2004 and 2005” section of this Management’s Discussion and Analysis or Plan of Operation has been corrected to reflect this restatement.

Reverse Split

On May 31, 2006, we effected a reverse stock split pursuant to which every ten shares of our common stock and every ten shares of our preferred stock were combined into one share of common stock and one share of preferred stock, respectively, without any change in the par value of the shares. Our authorized capital stock was reduced in like manner. No fractional shares were issued as a result of the reverse split, and any fractional share interests will be paid in cash. The reverse split was approved by our board of directors without shareholder approval in accordance with the requirements of Minnesota law. Historical share data presented herein gives retroactive effect to this reverse stock split.

Critical Accounting Policies

The preparation of our financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. We believe our estimates and assumptions are reasonable; however, actual results and the timing of the recognition of such amounts could differ from those estimates. We have identified the following critical accounting policies and estimates utilized by management in the preparation of our financial statements: revenue recognition, accounts receivable allowance, inventory obsolescence and deferred income tax assets. Actual amounts could differ significantly from management’s estimates. Our policies related to revenue recognition and accounts receivable allowance currently pertain only to our discontinued heart valve business as, to date, we have had no sales of our ATRILAZE system.

Revenue Recognition.   We recognize revenue using guidance from SEC Staff Accounting Bulletin No. 104 “Revenue Recognition in Financial Statements.”  Revenue from the sale of our products is recognized provided that we have received a written order, the price is fixed, title has transferred, collection of the resulting receivable is probable and there are no remaining obligations. Our products are not subject to any customer acceptance process. There are no rights of return unless the product does not perform according to specifications. In prior periods, we paid marketing support to distributors in some markets. Such payments were reported as a reduction in our revenues in accordance with EITF 01-9.

Accounts Receivable Allowance.   In determining the adequacy of our allowance for doubtful accounts, management considers a number of factors, including the aging of our receivable portfolio, customer payment trends, the financial condition of our customers and economic conditions in our customers’ countries. Our analysis in determining the allowance for doubtful accounts is performed by management on a customer-by-customer basis. Although our recorded allowance includes our best estimates, we cannot predict the resolution of these matters with certainty. As of April 30, 2004 and April 30, 2005, our allowance for doubtful accounts was $102,869 and $196,521, respectively. Because our accounts receivable all resulted from sales of heart valves, all accounts receivable and the allowance are reported as a component of our current assets of discontinued operations.

Inventory Obsolescence.   In determining the appropriate carrying value of our inventories, management considers a number of factors, including the aging of our inventory, recent sales trends, industry market conditions and economic conditions. Although adjustments to the carrying value of our inventories reflect our best estimates, the estimates require a large degree of judgment. At April 30, 2005, the carrying value of our heart valve inventories reflected the cost of only the heart valves that we subsequently sold in May 2005. These inventories are reported as a component of our current assets of discontinued operations. All other inventories of the discontinued heart valve business have been reduced to a carrying value of zero.

Deferred Income Tax Assets.   In assessing the realizability of our deferred tax assets, management considers whether it is more likely than not that our deferred income tax assets will be realized. The ultimate realization of deferred income tax assets is dependent on the generation of future taxable income, which must occur prior to the expiration of our net operating loss and credit carryforwards, which comprise the majority of the deferred tax assets. As of April 30, 2005, we had established a valuation allowance of

$10,778,935 to fully offset our deferred tax assets due to uncertainty about generating sufficient future taxable income necessary to realize these deferred tax assets, particularly in light of our history of significant operating losses. In addition, future utilization of available net operating loss carryforwards may be limited under Internal Revenue Code Section 382 as a result of changes in ownership.

Recent Accounting Developments

In June 2005, the Financial Accounting Standards Board (FASB) issued DIG Issue B 38. This implementation issue requires companies to assess whether puts and calls embedded in financial contracts, require that the host contract and embedded derivative be bifurcated and valued separately. DIG Issue B 38 specifically addresses debt host contracts. At the time we sold our preferred stock instrument we concluded that it was an equity host contract. Because DIG Issue B 38 does not apply to puts embedded in equity contracts, we also concluded that DIG Issue B 38, which is effective for fiscal periods beginning after December 15, 2005, did not apply to the put obligation embedded in our preferred stock.

In December 2004, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment,” which revises SFAS No. 123 and supersedes APB Opinion No. 25. Among other items, SFAS No. 123R eliminates the use of the intrinsic value method of accounting, and requires companies to recognize compensation cost for share-based payment awards with employees, based on the grant date fair value of those awards, in the financial statements. We are required to adopt the provisions of this standard effective May 1, 2006. We will adopt this standard using the modified prospective method. We expect adoption to result in an increase in our operating expenses. In March 2005, the SEC issued Staff Accounting Bulletin (“SAB”) No. 107, “TOPIC 14: Share-Based Payment,” which addresses the interaction between SFAS No. 123R and certain SEC rules and regulations and provides views regarding the valuation of share-based payment arrangements for public companies. This SAB was effective immediately.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs—an amendment of ARB No. 43, Chapter 4.”  This statement clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory be based on normal capacity of the production facilities. We are required to adopt the provisions of this standard effective May 1, 2006. We have not yet determined the impact of adopting this statement.

Results of Operations for the Nine Months Ended January 31, 2005 and 2006

Sales and Marketing.   Sales and marketing expenses for the nine months ended January 31, 2006 were $429,576 compared to $97,568 in the same period last fiscal year. Sales and marketing expenses for both periods were comprised of expenses related to the marketing of our ATRILAZE system. The major components in the increase in sales and marketing expense were an increase in royalties of $125,000, an increase in salaries and related costs of $79,757 and an increase in travel and related costs of $67,785.

General and Administrative.   General and administrative expenses for the nine months ended January 31, 2006, were $2,324,735 compared to $2,429,731 for the same period in the prior year. The major component of the decrease in general and administrative expense was a reduction in consulting fees of $281,307, offset in part by increases in personnel cost of $48,820 and professional fees of $174,733.

Research and Development Services.   Research and development services includes expenses previously classified as research and development expenses and engineering and regulatory expenses. Expenses related to research and development services were $1,900,305 for the nine months ended January 31, 2006 compared to $1,250,443 in the same period last fiscal year. The increase in research and development services expense was primarily attributable to increased personnel costs of $89,399, increased consulting and advisory board fees and expenses of $270,220, increased material costs of $132,107, and increased travel expenses of $38,957, partially offset by decreased legal fees of $29,486.

Other Income (Expense).   During the nine months ended January 31, 2006, we amended the terms related to the exercise price and expiration date of the warrants we issued in April 2005. The changes resulted in the recording of other income in the amount of $6,744,930 in the nine month period ended January 31, 2006. In addition, due to the decrease in our stock price between April 30, 2005 and the date the warrants were exercised, we recorded a reduction to the fair value of our warrant liability of $9,804,527 during the nine months ended January 31, 2006. The accounting for the warrants issued in connection with our April 1, 2005 redeemable convertible preferred stock sale is discussed more fully in Note 7 to our unaudited financial statements for the three and nine-month periods ended January 31, 2006. Interest expense totaled $128,855 in the nine months ended January 31, 2006, compared to $429,715 in the comparable period last fiscal year. The decrease in interest expense was due to the decreased amount of borrowings outstanding. Interest income totaled $243,392 for the nine months ended January 31, 2006 compared to $3,711 for the same period in the previous fiscal year. The increase was due to a greater amount of cash available in fiscal year 2006.

Discontinued Operations.   Discontinued operations relate to the heart valve business. The loss from discontinued operations of $56,895 for the nine months ended January 31, 2006 resulted from costs and expenses of approximately $533,000 partially offset by sales of $338,333 and a gain on disposition of assets of $137,647. The loss of $1,480,561 in the nine months ended January 31, 2005 related to costs and expenses of $3,286,219, partially offset by sales of $1,805,658.

Dividends on Preferred Stock.   During the nine months ended January 31, 2006, we offered to repurchase certain outstanding shares of redeemable convertible preferred stock pursuant to our preferred stock acquisition plan. Our acquisition of the redeemable convertible preferred stock in consideration of the issuance of 3,077 shares of common stock per share of redeemable convertible preferred stock resulted in a non-cash dividend on the redeemable convertible preferred stock of $13,579,979. In addition, cash dividends of $588,542 were paid during the nine month period.

Income Tax Provision.   In light of our history of operating losses, we have historically recorded a valuation allowance to fully offset our deferred tax assets. We have continued to provide a full valuation allowance through the first nine months of fiscal year 2006 due to the inherent uncertainty about our ability to generate sufficient taxable income to realize these deferred tax assets. We have recorded no tax provision in the nine month period due to net operating losses generated for income tax reporting purposes.

Results of Operations for the Fiscal Years Ended April 30, 2004 and 2005

Sales and Marketing, Continuing Operations.   For fiscal year 2005, sales and marketing expenses of continuing operations totaled $317,386, compared to $0 in fiscal year 2004. The increase in sales and marketing expenses was attributable to spending related to marketing the ATRILAZE system which began in fiscal year 2005. Sales and marketing expenses in fiscal year 2004 related entirely to the heart valve business.

General and Administrative, Continuing Operations.   For fiscal year 2005, general and administrative expenses totaled $4,012,506 compared to $2,395,062 in fiscal year 2004. The major contributors to the increase in general and administrative expenses were expenses related to debt and convertible preferred stock fundraising activities and severance costs incurred in fiscal year 2005. Increases in costs related to fundraising activities included an increase in legal fees of $324,558, an increase in other professional fees of $1,054,406 and an increase in travel costs of $163,489. Increases in personnel costs, which included severance, totaled $122,639.

Engineering and Regulatory, Continuing Operations.   Engineering and regulatory expenses increased to $1,581,016 for fiscal year 2005, compared to $910,646 for fiscal year 2004. The increase in these costs reflected increased development efforts related to the atrial fibrillation technology purchased during fiscal year 2004. Payroll, consulting and travel expense increases aggregating $452,608, along with increased patent prosecution and defense expenses of $144,040, were the major contributors to the increased engineering expenses for fiscal year 2005.

Other Income (Expense).   Other expense, net, consisting primarily of other expense and losses on extinguishment of debt (in fiscal year 2004), increased to $11,310,583 for fiscal year 2005 from $2,142,858 for fiscal year 2004. The increase included a non-cash charge of $9,987,609 related to the issuance of warrants in connection with our April 2005 sale of convertible preferred stock and warrants. The warrants, which under certain circumstances could be put to us by the holders for cash equal to their fair value, have been recorded as a liability at their aggregate fair value which resulted in the other expense referred to above. See “Liquidity and Capital Resources” below for a more detailed discussion of our accounting for these warrants. During fiscal year 2004, we recorded a $1,235,813 loss from the extinguishment of certain debt.

Loss from Continuing Operations.   For fiscal year 2005, our loss from continuing operations totaled $17,221,491. For fiscal year 2004, our loss from continuing operations totaled $5,448,566. The increase in loss from continuing operations resulted from the increase in operating expenses discussed above.

Loss from Discontinued Operations.   For fiscal year 2005, we recorded a loss from our discontinued heart valve operations of $1,873,381, compared to a loss of $790,424 for fiscal year 2004. Revenues included in the loss from discontinued operations totaled $2,304,897 and $3,410,975 for fiscal years 2005 and 2004, respectively. The increase in the loss from discontinued operations resulted primarily from the decline in revenues and a $2,573,656 provision recorded during fiscal year 2005 to reduce the carrying value of heart valves. This inventory provision was primarily related to a decrease in sales and our decision to discontinue the sale of heart valves.

Income Tax Provision.   In light of our history of operating losses, we recorded a valuation allowance to fully offset our deferred tax assets in fiscal year 2000. We have continued to provide a full valuation allowance throughout fiscal year 2005 due to uncertainty about our ability to generate sufficient future taxable income necessary to realize our deferred tax assets. We have recorded no tax provision in fiscal years 2005 or 2004 due to net operating losses generated for income tax reporting purposes.

Liquidity and Capital Resources

Nine Months Ended January 31, 2006

Cash and cash equivalents increased to $12,602,096 at January 31, 2006, from $10,637,796 at April 30, 2005. This increase in cash and cash equivalents of $1,964,300 was due to the following:

Net cash used by operating activities	$(3,707,424)
Net cash provided by investing activities	19,259
Net cash provided by financing activities	5,652,465
Net increase in cash and cash equivalents	$1,964,300

Operating Activities.   Net cash used by operating activities was $3,707,424 and $2,505,518 for the nine months ended January 31, 2006 and 2005, respectively. The net cash used by operating activities for the first nine months of fiscal year 2006 resulted primarily from the net income of $11,947,475 for the period being offset by non-cash adjustments of $16,468,885 and increased by net changes in operating assets and liabilities of $813,986. The non-cash adjustments related primarily to the decrease in the fair value of the warrant liability, the gain on the sale of property, plant and equipment and depreciation. The net changes in operating assets and liabilities related primarily to a decrease in receivables, inventories and prepaid expenses and an increase in accrued expenses being offset by a decrease in accounts payable. The net cash used by operating activities for the first nine months of fiscal year 2005 resulted primarily from the net loss of $5,679,712 for the period offset by non-cash adjustments of $2,064,327 and by net changes in operating assets and liabilities of $1,109,867. The non-cash adjustments related primarily to an increase in the inventory reserve and the bad debt provision, stock-based compensation and depreciation. The net changes in operating assets and liabilities related primarily to decreases in accounts receivable, inventories and prepaid expenses and to an increase in accrued expenses, net of a decrease in accounts payable.

Investing Activities.   Net cash provided by investing activities was $19,259 for the nine months ended January 31, 2006. Proceeds from the sale of property, plant and equipment were partially offset by purchases of equipment to be used in the clinical studies for our atrial fibrillation product and the purchase of a new computer and accounting system, as well as computer upgrades for research and administrative personnel. Net cash used in investing activities for the nine months ended January 31, 2005, totaled $178,190. We purchased $201,313 of equipment to support users of our initial atrial fibrillation product. The funds used were partially offset by the proceeds from the sale of other equipment.

Financing Activities.   Net cash provided by financing activities was $5,652,465 for the nine months ended January 31, 2006, and consisted primarily of proceeds from the exercise of warrants of $6,435,140 offset by the payment of preferred dividends of $588,542 and principal payments on the related party lease obligations of $194,793. Net cash provided by financing activities was $2,221,131 for the nine months ended January 31, 2005, and consisted primarily of net proceeds from the sale of common stock and warrants of $2,000,608, additional borrowings under term debt arrangements of $925,000, offset by payments on term debt of $500,000 and by principal payments on related party leases of $205,852.

Fiscal Year 2005

Cash and cash equivalents increased to $10,637,796 at April 30, 2005, representing an increase from $659,856 at April 30, 2004. This increase in cash and cash equivalents of $9,977,940 was due to the following:

Net cash used in operating activities	$(5,538,337)
Net cash used in investing activities	(195,543)
Net cash provided by financing activities	15,711,820
Net increase	$9,977,940

Net cash used in operating activities increased $1,821,745 from $3,716,592 in fiscal year 2004 to $5,538,337 in fiscal year 2005. The use of cash in operations in both fiscal years was primarily due to net losses of $19,094,872 in fiscal year 2005 and $6,238,990 in fiscal year 2004. The cash effect of the net loss for fiscal year 2005 was partially offset by non-cash expenses of $9,987,609 associated with the issuance of warrants to purchase common stock in fiscal year 2005 as described below, non-cash charges related to depreciation of $315,225, stock-based compensation of $249,729, an increase in the provision for bad debt of $220,281, and a provision for inventory excess/obsolescence of $2,573,656 and common stock issued for services of $128,075. The provisions for bad debts and excess/obsolete inventories resulted from our decision, in the fourth quarter of fiscal year 2005, to discontinue the sale of heart valves. Increases in inventory of $283,622 and a reduction in accounts receivable of $717,829, offset by decreases in accounts payable of $906,964 and increases in prepaid expenses of $271,928, were the other main contributors to the net cash used in fiscal year 2005. The decrease in accounts payable related directly to our decision to discontinue the manufacture of heart valves and the fact that we raised sufficient capital in the fourth quarter of fiscal year 2005 to pay balances that were past due. The increase in prepaid expenses related principally to our purchase of additional product liability insurance to continue our coverage for heart valves sold prior to our exit from the business. The cash effect of the net loss for fiscal year 2004 was offset by non-cash expenses of interest expense related to issued warrants and amortization of loan costs of $1,726,268 and other non-cash expenses, including $314,056 for depreciation, a $125,563 increase in the provision for inventory obsolescence, stock-based compensation of $75,592 and stock issued for services of $34,000. Increases in accounts payable of $603,443 and reductions in inventory of $138,352, offset by a decrease in accrued expenses of $546,868, were the other main contributors to the net cash used in fiscal year 2004.

Net cash used in investing activities was $195,543 in fiscal year 2005 and $81,434 in fiscal year 2004. In both fiscal years, this cash was used for capital expenditures. We expect our capital expenditures in fiscal year 2006 to be approximately $346,000.

In fiscal year 2005, net cash provided by financing activities was $15,711,820, consisting of proceeds from the issuance of preferred stock, net of offering costs, of $13,603,000, proceeds from the issuance of common stock, net of offering costs, of $2,000,608, and borrowings of $1,425,000, all partially offset by payments on term debt of $1,000,000 and payments made under related-party lease agreements of $319,288. Net cash provided by financing activities was $4,273,655 in fiscal year 2004, and consisted of long-term borrowings of $3,150,000 and net proceeds from equity sales in February 2004 and April 2004 of $1,618,424, partially offset by $291,084 of payments on related-party lease obligations and principal payments of $150,000 on debt.

Financing Activities

Throughout fiscal years 2004 and 2005 and through the third quarter of fiscal year 2006, we entered into a number of transactions to provide funds necessary to meet our working capital and capital expenditure needs and to meet other obligations. Details of these activities are set forth below. With the exception of the related party sale leaseback, all term debt and lines of credit were converted to equity or repaid on April 1, 2005, as part of the close on the $18 million financing described below.

•       In July 2003, we established a $1.0 million term debt with PKM Properties, LLC (“PKM”), an entity controlled by Paul K. Miller, one of our directors, and one of the largest beneficial owners of our securities. This term debt, which was amended in November 2003 to provide for an additional $500,000 of borrowing, required the payment of interest at a rate of 10 percent per year, would have matured on June 30, 2005, and was collateralized by substantially all of our assets. This debt was converted into convertible preferred stock and warrants in April 2005, as described below.

•       In a simultaneous July 2003 transaction, we entered into a loan agreement and borrowed $1.0 million from Peter L. Hauser (“Hauser”) pursuant to the terms of a subordinated note with an interest rate of 10 percent per year. Pursuant to an intercreditor agreement with PKM, the loan was collateralized by substantially all of our assets. This loan, as amended, would have matured on June 30, 2005. This debt was converted into convertible preferred stock and warrants in April 2005, as described below.

•       We borrowed $500,000 in November 2003 from Draft Co. (“Draft”), under a note that matured on June 30, 2004, which had an interest at a rate of 10 percent per year. The Draft loan was collateralized by substantially all our assets pursuant to a restated intercreditor agreement among PKM, Hauser, and Draft. This note was repaid on June 30, 2004.

•       In April 2004, we issued a short-term promissory note to PKM in the principal amount of $150,000. The note required the payment of interest at a rate of 10 percent per year. This note was repaid during April 2004.

•       During February, April and May, 2004, we conducted a private placement to accredited investors of units, with each unit consisting of one share of common stock and one common stock purchase warrant. In this placement, we sold 273,076 units for aggregate gross proceeds of $4,014,222. During fiscal year 2004 we received gross proceeds from this private placement of $1,749,099. The five-year warrants sold with the common stock are exercisable to purchase an aggregate of 273,076 shares of common stock at an exercise price of $16.00 per share. In connection with the placement, we issued our placement agent a five-year warrant to purchase 12,327 units at an exercise price of $18.375 per unit, paid our placement agent cash commissions of $181,210 and paid our placement agent a non-accountable expense allowance of $67,954. In addition, we issued a finder a five-year warrant to purchase 9,518 units at an exercise price of $18.375 per unit, paid a finder’s fee of $140,928 and reimbursed a finder for expenses of $4,163. The warrants underlying the unit warrants issued to the placement agent and the finder are exercisable for a period of five-years at an exercise price of $18.375 per share. As a result of anti-dilution adjustments through May 31, 2006, these unit warrants became exercisable in the aggregate for 85,401 units at $4.70 per unit, with each unit consisting of one share of common stock and one warrant exercisable for one share of common stock. In March and April 2006, the unit warrant issued to the finder was exercised in full on a net exercise basis.

•       On November 17, 2004, we entered into a discretionary credit agreement with PKM pursuant to which we borrowed $500,000. This discretionary credit agreement had a maturity date of February 28, 2005, that was extended to June 30, 2005. It required the payment of interest at a rate of 10 percent per year. It also contained various representations and loan covenants as are customary in banking and finance transactions. We issued a credit note to PKM to evidence such indebtedness. In connection with this discretionary credit agreement, we entered into an intellectual property security agreement with PKM, pursuant to which we granted PKM a security interest in all of our intellectual property, and a security agreement which we entered into with PKM in May 2003. We also acknowledged and accepted a third amendment to the first amended and restated subordination and intercreditor agreement by and between PKM and Hauser. Pursuant to this agreement, proceeds borrowed under this discretionary credit agreement were deemed “senior debt.” Further, PKM, pursuant to a waiver agreement, waived past defaults under the discretionary credit agreements from January 2003 and November 2003. As additional consideration for the discretionary credit agreement we entered into in November 2004, we issued to PKM a warrant with a ten-year term to purchase 3,401 shares of our common stock at $14.70 per share. As a result of anti-dilution adjustments through May 31, 2006, this warrant is exercisable for 11,363 shares at $4.40 per share. This debt was converted into convertible preferred stock and warrants in April 2005, as described below.

•       On December 31, 2004, we issued $225,000 principal amount of convertible bridge notes due May 31, 2005, to certain accredited investors. On January 13, 2005, we issued $200,000 principal amount of convertible bridge notes due May 31, 2005, to an accredited investor. The notes bore interest at the rate of 10 percent per year and were convertible into securities to be issued in our next equity financing. In April 2005, these notes were converted in connection with the preferred stock financing described below, at 100 percent of the issuance price of such securities. In consideration of converting at 100 percent rather than 80 percent of the issuance price of the preferred stock, the note holders were permitted to retain the warrants issued to them in connection with the convertible bridge financing.

In connection with the issuance of these notes, we issued five-year warrants to the investors for the purchase of an aggregate of 8,500 shares of common stock. Such warrants are exercisable to purchase common stock at a price per share of $5.00. The allocated fair value of the warrants was $79,030 and was accounted for as a discount on the borrowings. This discount, which was initially presented as a reduction of the carrying value of the debt, was amortized as interest expense through the April 2005 conversion date of the notes.

In connection with these issuances, we paid Tower Finance, Ltd. (“Tower”), a finder, a cash commission equal to 8 percent of the gross proceeds raised from investors introduced to us by Tower and we agreed to issue a five-year common stock purchase warrant to Tower for the purchase of a number of shares equal to 8 percent of the total possible shares issuable to Tower-introduced investors in this financing at an exercise price of $6.25 per share.

These bridge notes were converted into preferred stock and warrants in April 2005 at 100 percent of the issuance price of such securities, as described below. Because the convertible bridge notes provided a contingent conversion option to the note holders which resulted in a beneficial conversion price when converted, we recorded an interest charge of $68,000 upon conversion of these notes in April 2005.

•       On April 1, 2005, under the terms of a Securities Purchase Agreement with accredited investors, we issued 1,803 shares of 5% Series A Redeemable Convertible Preferred Stock (“preferred stock”) to such investors, five-year warrants for the purchase of 2,705,250 shares of common stock to such investors exercisable at $5.00 per share, and five-year warrants for the purchase in the aggregate of 163,596 shares of common stock to the placement agent and finder exercisable at $5.00 per share. Each share of preferred stock was convertible into the number of shares of common stock equal to the $10,000 stated value divided by $5.00, subject to anti-dilution adjustments. We obtained gross cash proceeds of $13,603,000 at the closing (net of $30,000 in legal fees which were withheld by the lead investor). We also converted $4,402,000 of indebtedness into the above-referenced securities. We incurred cash offering costs of $817,980, including agent commissions, a finder’s fee and out-of-pocket expense reimbursements to certain third parties. We also paid legal and administrative expenses of $18,086 incurred by PKM in this transaction.

The preferred stock, which was non-voting, had a stated value of $10,000 and accrued cumulative dividends at a rate of 5 percent of this stated value annually. Dividends were payable quarterly but could, at our option, have been added to the stated value rather than paid in cash, if certain conditions were met. The preferred stock, including any accrued dividends, was convertible, at the option of the holders, into shares of common stock at a conversion price of $5.00 per share. In certain circumstances, we could have required the preferred shareholders to convert their shares into common stock. In the event of a fundamental transaction, as defined, the preferred shareholders had the right to require us to redeem the preferred shares at their stated value, including any accrued but unpaid dividends. In the event of certain defaults, the preferred shareholders had the right to require us to redeem the preferred shares at 110 percent their stated value, including any accrued but unpaid dividends. As a result of these redemption provisions, the carrying value of these preferred shares was considered to be redeemable and was reported as a “mezzanine” instrument on our balance sheet beginning on April 30, 2005. The aggregate liquidation value of these redeemable preferred shares at April 30, 2005, was $18,109,116. However, the carrying value of this redeemable preferred stock at April 30, 2005, was zero, net of a discount associated with the warrants issued to the shareholders, the placement agent and the finder, as described below. No redeemable convertible preferred stock was outstanding at January 31, 2006.

In connection with the preferred stock sale, we issued the preferred stock purchasers five-year warrants for the purchase of 2,705,250 shares of common stock at $5.00 per share, and we also issued five-year warrants for the purchase of 163,596 common shares at $5.00 per share to the preferred stock placement agent and finder. Of these warrants, warrants issued to the finder for the purchase of 40,996 shares remained outstanding as of January 31, 2006. Pursuant to an amendment to the outstanding warrant agreement, the exercise price was adjusted to $3.25 per share and the right to put the warrant to us for cash in an amount equal to the fair value of the warrants in the event of a fundamental transaction was eliminated.

As a result of the former put right, the warrants were reported at their fair value as a liability on our balance sheet beginning on April 30, 2005, and future changes in the fair value of the warrant resulted in charges or benefits to our results of operations. The fair value of these warrants upon closing of the preferred stock sale was $22,271,047. Because the fair value of these warrants at April 1, 2005, exceeded the proceeds received in the preferred stock and warrant issuances, the excess of the fair value of the warrants over the proceeds received (including the converted debt) was recognized as other expense of $4,266,047 upon closing. During the period between closing and April 30, 2005, the fair value of these warrants increased to $27,992,609. We reported this $5,721,562 increase in fair value as other expense in the fourth quarter of fiscal year 2005. The fair value of the warrants, after the changes in terms, was $11,443,152 at the date the warrants were exercised or the put right was removed. We reported the $16,549,457 decrease in fair value during the nine months ended January 31, 2006 as a decrease in warrant liability in other income in the statement of operations for the nine months ended January 31, 2006. As of January 31, 2006, all warrants related to the April 1, 2005 transaction were exercised or the put option was removed.

•       On December 21, 2005, holders of a majority of the outstanding shares of preferred stock authorized us to proceed with a preferred stock acquisition plan. Pursuant to such plan, on December 21, 2005, we entered into preferred stock acquisition agreements with the holders of an aggregate of 1,499 shares of preferred stock. Under the agreements, we acquired the preferred stock of each such holder in consideration of the issuance 3,077 shares of common stock for each share of preferred stock being acquired. On January 6, 2006, under the same form of preferred stock acquisition agreements, we acquired an additional 271 shares of preferred stock, representing all of the remaining then-outstanding shares of our preferred stock, for the same per share consideration. In the aggregate, we issued 5,447,814 shares of common stock in consideration of the acquisition of 1,770 shares of preferred stock. We originally sold 1,803 shares of preferred stock. The 33 shares of preferred stock not purchased in December 2005 or January 2006 were converted between June 2005 and October 2005 into shares of common stock at a conversion ratio of 2,000 shares of common stock for each share of preferred stock.

Also on December 21, 2005, we and holders of a majority of the outstanding shares of preferred stock and related common stock purchase warrants entered into an amendment to the securities purchase agreement as of April 1, 2005, to revise certain definitions contained therein. Following such amendment, on December 21, 2005, we and each of the holders who originally agreed to sell preferred stock to our company entered into amendments to such holders’ warrants issued under the securities purchase agreement. Pursuant to these amendments, we (1) reduced the exercise price on outstanding warrants for the purchase of an aggregate of 2,296,950 shares of common stock held by such persons from $5.00 per share to $3.25 per share, and (2) accelerated the expiration date of such warrants from April 1, 2010, to January 6, 2006. Concurrent with such warrant amendments, investors delivered warrant exercise notices to our company. We authorized one of such warrants, namely the warrant for the purchase of 445,200 shares held by PKM, to be exercised on a net exercise basis (using a market price of $6.60 per share).

On January 6, 2006, under the same form of amended warrant agreements, investors exercised warrants for the purchase of 423,050 shares of common stock. We authorized one of such warrants, namely the warrant for the purchase of 151,200 shares held by Hauser, to be exercised on a net exercise basis (using a market price of $6.60 per share).

In the aggregate, we issued 2,411,567 shares of common stock in connection with the exercises by investors of investor warrants issued in our April 2005 private placement. We also issued an additional 14,750 shares of common stock in connection with exercises of warrants originally issued to our agent and finder in our April 2005 private placement.

Also on January 6, 2006, pursuant to exercise notices dated January 5, 2006, we issued shares of common stock upon the exercise of certain other warrants. In particular, holders of warrants for the purchase of an aggregate of 107,850 shares of common stock, which were originally issued to our placement agent in our April 2005 financing, were exercised. Of such number, warrants for the purchase of 1,500 shares were exercised for cash and warrants for the purchase of 106,350 shares were exercised on a net exercise basis, resulting in the issuance of 75,974 shares of common stock. Also effective January 6, 2006, we amended the outstanding finder warrant for the purchase of 40,996 shares of common stock to adjust the exercise price to $3.25 per share and eliminate the right to put the warrant to us for cash in an amount equal to the fair value of the warrants in the event of a fundamental transaction.

The net effect of the December 2005 and January 2006 transactions was to increase cash by approximately $6,436,000 (net of expenses of approximately $471,000), decrease the warrant liability associated with the warrants containing a put feature by approximately $18,188,000, increase common stock and additional paid-in capital by approximately $31,083,000, increase warrant equity by approximately $376,000, increase non-cash dividends on preferred stock by approximately $13,580,000 because of the change in the number of common shares issued upon acquisition of the preferred stock and increase other income by approximately $6,745,000. The outstanding shares of common stock were increased by 7,951,605 shares.

Analysis

We have been progressing on our business plan at a more rapid rate than originally contemplated. We anticipate that our sales and marketing, general and administrative and research and development services expenses will continue to constitute a material use of our cash resources. The actual amounts and timing of our expenses will vary significantly depending upon progress on our product development projects and the availability of financing. We expect our cash balance of $12,602,096 at January 31, 2006, together with the net proceeds of this offering, will be sufficient to enable us to reach profitability and achieve positive operating cash flow in fiscal year 2009.

Our capital requirements may vary depending upon the timing and the success of the implementation of our business plan, regulatory, technological and competitive developments, or if:

•       Sales of our products are not achieved;

•       Operating losses exceed our projections;

•       Our manufacturing and development costs or estimates prove to be inaccurate; or

•       We determine to acquire, license or develop additional technologies.

We cannot, however, assure you that our efforts to enter the market for treating atrial fibrillation through laser ablation will:

•       Be attainable;

•       Be profitable;

•       Reduce our reliance upon financing transactions; or

•       Enable us to continue operations.

Commitments and Contingent Liabilities at January 31, 2006

Product Liability Contingency.   In March 2005, we became aware that a patient who had been implanted with our heart valve had died. We have not received any claims related to this matter but believe that any such claim would be covered by our existing liability insurance. Based upon the expectation that insurance would cover the cost of any claims after our payment of the deductible, we do not expect the ultimate resolution of this matter to have a material effect on our business, financial condition, operating results and cash flows.

Related Party Lease Obligation.   On April 4, 2003, we sold our corporate headquarters, manufacturing facility and surrounding land in Inver Grove Heights, Minnesota, to PKM. In connection with the transaction, we received total consideration of $3.84 million consisting of (1) $1.0 million in cash, (2) PKM’s assumption of our $2.5 million outstanding indebtedness to Associated Bank which eliminated our indebtedness to Associated Bank, and (3) PKM’s assumption of our promissory note with Dakota Electric Association and land special assessments payable to Dakota County aggregating $336,105.

We simultaneously leased back our facility pursuant to a ten-year lease, with options to renew and an option to repurchase the facility. We continue to utilize the facility as we did prior to the financing transaction. In July 2005, PKM listed the building for sale. PKM is seeking a buyer for the property to facilitate our release from the remaining eight years of the lease, thereby permitting us to relocate to a more cost-effective facility. We have an agreement with PKM that releases us from our lease if the building sells above a certain price. However, there can be no assurance the building will be sold and that we will be successful in obtaining a release from our lease.

Clinical Studies.   We entered into agreements with several large institutions to conduct clinical studies regarding certain aspects of our Omnicarbon heart valve’s clinical performance. The agreements run through fiscal year 2006. In general, recipients of clinical study payments were required to utilize our products in order to complete their studies and collect and submit data according to a study protocol. As of January 31, 2006, we had accrued, but not paid, $10,300 for clinical study payments. We have communicated the termination of all studies and are not responsible for any liabilities beyond the $10,300. In April 2005, we announced our exit from the mechanical heart valve business. We have assigned any financial responsibility for studies outside the United States to our former distributors.

Severance Contingencies.   Employment agreements with six officers contain a provision for lump sum payments of up to twelve months severance if the officer is terminated without cause by us or for good reason by the officer as defined in the contracts.

Technology Purchase Agreement.   In August 2003, we entered into a technology purchase agreement with LightWave Ablation Systems, Inc. (“LightWave”) and its principals relating to the acquisition of LightWave’s interests in technology consisting of a catheter/probe containing elements of optical fiber, coolant passages and other features for the purpose of delivering laser energy to the epicardial surface of the heart for treatment of atrial fibrillation. We paid LightWave an initial standstill payment consisting of 1,500 shares of our common stock, $10,000 upon closing and an additional $30,000 to LightWave in installments in 2004 and 2005. In addition, at closing, during fiscal year 2004, we issued to LightWave a warrant for the purchase of 2,500 shares of common stock at $14.60 per share and, during fiscal year 2005, a warrant for the purchase of 2,500 shares of common stock at $14.60 per share upon receiving FDA 510(k) clearance. In addition, we are obligated to issue a warrant for the purchase of 2,500 shares of common stock upon receipt of a U.S. utility patent covering the product and a warrant for the purchase of 2,500 shares of common stock upon the first commercial sale of our product.

A milestone payment of $125,000 was made to LightWave in January 2006. We will be obligated to pay an additional $385,000 within 45 days following our achievement of $1,500,000 of cumulative gross sales of disposable products.

In addition, following the first commercial sale, we have agreed to pay LightWave payments equal to 6 percent of net sales of the LightWave product in countries in which we obtain patent protection and 4 percent of net sales of the LightWave product in territories in which there is no patent protection. Commencing with the second year following our first commercial sale, we have agreed to pay minimum annual payments as follows:

Year Following Commercialization	Minimum Annual Payment
2	$50,000
3	$75,000
4	$100,000
5	$200,000
6	$300,000
7	$350,000
8	$350,000
9	$400,000
10	$500,000

We are obligated to make payments for a period of ten years following the first commercial sale. Our technology purchase agreement with LightWave contains other customary conditions, including mutual indemnification obligations. LightWave and two of its principals have agreed to certain noncompetition obligations, nondisclosure obligations, and certain obligations to assign new developments or inventions relating to the acquired technology to our company. We have agreed to use our reasonable commercial efforts to commercialize the technology within three years following the acquisition of the technology from LightWave. If we fail in any year to pay minimum annual payments, we may be obligated to grant LightWave a nonexclusive right to use the technology acquired from LightWave, or pay LightWave the difference between payments actually made and minimum payments due for a given year.

The following table summarizes our contractual obligations as of January 31, 2006, excluding product liability contingencies, severance contingencies and payments that are contingent upon achievement of future development and sales milestones, as described above:

	Payments Due By Period
Summary of Contractual Obligations	TOTAL	Less than One Year	Two to Three Year	Four or More Year
Related Party Lease Obligation(1)	$2,781,000	$370,800	$755,505	$1,654,695
Clinical Studies	10,300	10,300	—	—
Total Contractual Obligations	$2,791,300	$381,100	$755,505	$1,654,695

(1)    Future payments include interest due.

Commitments and Contingent Liabilities at April 30, 2005

Product Liability Contingency.   In March 2005, we became aware that a patient who was utilizing our heart valve had died. We have not received any claims related to this matter but believe that any such claim would be covered by our existing liability insurance. Based upon the expectation that insurance would cover the cost of any claims after our payment of the deductible, we do not expect the ultimate resolution of this matter to have a material effect on our business, financial condition, operating results and cash flows.

Related Party Lease Obligation.   On April 4, 2003, we sold our corporate headquarters, manufacturing facility and surrounding land in Inver Grove Heights, Minnesota, to PKM. In connection with the transaction, we received total consideration of $3.84 million consisting of (1) $1.0 million in cash, (2) PKM’s assumption of our $2.5 million outstanding indebtedness to Associated Bank which eliminated our indebtedness to Associated Bank, and (3) PKM’s assumption of our promissory note with Dakota Electric Association and land special assessments payable to Dakota County aggregating $336,105.

We simultaneously leased back our facility pursuant to a ten-year lease, with options to renew and an option to repurchase the facility. We continue to utilize the facility as we did prior to the financing transaction. We are in discussions with PKM about seeking a buyer for the property to facilitate our release from the remaining eight years of the lease, thereby permitting us to relocate to a more cost-effective facility. In July 2005, PKM listed the building for sale. We have an agreement with PKM that releases us from our lease if the building sells above a certain price. However, there can be no assurance the building will be sold and that we will be successful in obtaining a release from our lease.

Clinical Studies.   We entered into agreements with several large institutions to conduct clinical studies regarding certain aspects of our Omnicarbon heart valve’s clinical performance. The agreements run through fiscal year 2006. In general, recipients of clinical study payments are required to utilize our products in order to complete their studies and collect and submit data according to a study protocol. As of April 30, 2005, we had accrued, but not paid, $10,300 for clinical study payments. In April 2005, we announced our exit from the mechanical heart valve business. We have assigned any financial responsibility for studies outside the United States to our former distributors.

Accrued Severance.   In the quarter ended July 31, 2004 (the first quarter of fiscal year 2005), we restructured our executive management team, resulting in the termination of two employees, which resulted in a charge of approximately $182,000, to general and administrative expenses. This charge represented the amount of future severance payments due to these former employees. During the quarter ended October 31, 2004, we terminated an additional five employees in an effort to reduce operating costs. This restructuring resulted in additional severance costs of approximately $46,000, of which $20,000 is included in general and administrative expenses and $26,000 (restated) is included in discontinued operations. In the quarter ended January 31, 2005, we terminated an additional eleven employees resulting in approximately $48,000 of severance costs, of which $16,000 is included in general and administrative expenses and $32,000 (restated) is included in discontinued operations. During the quarter ended April 30, 2005, we terminated two additional employees resulting in approximately $32,000 of severance costs charged to general and administrative expenses. We paid all these severance amounts due to these former employees by September 2005. As of April 30, 2005, $24,834 remained accrued but not paid.

Total
Restructuring charges	$308,000
Cash usage	283,166
Balance as of April 30, 2005	$24,834

Technology Purchase Agreement.   In August 2003, we entered into a technology purchase agreement with LightWave and its principals relating to the acquisition of LightWave’s interests in technology consisting of a catheter/probe containing elements of optical fiber, coolant passages and other features for the purpose of delivering laser energy to the epicardial surface of the heart for cardiac tissue ablation and the potential treatment of atrial fibrillation. We paid LightWave an initial standstill payment consisting of 1,500 shares of our common stock, $10,000 upon closing and an additional $30,000 to LightWave in installments in 2004 and 2005. In addition, during fiscal year 2004, we issued to LightWave a warrant for the purchase of 2,500 shares of common stock at $14.60 per share at closing and, during fiscal year 2005, a warrant for the purchase of 2,500 shares of common stock at $14.60 per share upon receiving FDA 510(k) clearance. In addition, we are obligated to issue a warrant for the purchase of 2,500 shares of common stock upon receipt of a U.S. utility patent covering the product and a warrant for the purchase of 2,500 shares of common stock upon the first commercial sale of our product.

A milestone payment of $125,000 was made to LightWave in January 2006. We will be obligated to pay an additional $385,000 within 45 days following our achievement of $1,500,000 of cumulative gross sales of disposable products.

In addition, following the first commercial sale, we have agreed to pay LightWave payments equal to 6 percent of net sales of the LightWave product in countries in which we obtain patent protection and 4 percent of net sales of the LightWave product in territories in which there is no patent protection. Commencing with the second year following our first commercial sale, we have agreed to pay minimum annual payments as follows:

Year Following Commercialization	Minimum Annual Payment
2	$50,000
3	$75,000
4	$100,000
5	$200,000
6	$300,000
7	$350,000
8	$350,000
9	$400,000
10	$500,000

We are obligated to make payments for a period of ten years following the first commercial sale. Our technology purchase agreement with LightWave contains other customary conditions, including mutual indemnification obligations. LightWave and two of its principals have agreed to certain noncompetition obligations, nondisclosure obligations, certain obligations to assign new developments or inventions relating to the acquired technology to our company. We have agreed to use our reasonable commercial efforts to commercialize the technology within three years following the acquisition of the technology from LightWave. If we fail in any year to pay minimum annual payments, we may be obligated to grant LightWave a nonexclusive right to use the technology acquired from LightWave, or pay LightWave the difference between payments actually made and minimum payments due for a given year.

The following table summarizes our contractual obligations as of April 30, 2005, excluding product liability contingencies and payments that are contingent upon achievement of future development and sales milestones, as described above:

	Payments Due By Period
Summary of Contractual Obligations	TOTAL	Less than One Year	Two to Three Years	Four or More Years
Related Party Lease Obligation(1)	$3,059,100	$370,800	$741,600	$1,946,700
Clinical Studies	10,300	10,300	—	—
Accrued Severance	24,834	24,834	—	—
Total Contractual Obligations	$3,094,234	$405,934	$741,600	$1,946,700

(1)    Future payments include interest due.

Qualitative and Quantitative Disclosures about Market Risk

We have discontinued sales of heart valves and are focusing all of our resources on the development and introduction of our ATRILAZE surgical ablation system. Sales in fiscal year 2006 are not expected to be material, and we expect that any sales will be in the United States denominated in U.S. dollars. Our interest income and expenses are sensitive to changes in the general level of U.S. interest rates, particularly since our investments are in short-term instruments. In June 2005, we placed a majority of our temporarily idle cash in a fund managed by a large brokerage firm. This fund buys, sells and holds interest rate sensitive investments. If investors in the fund tried to redeem a significant portion of their shares simultaneously, the fund might be forced to sell investments below cost and we could incur a loss of principal in addition to a reduction or loss of interest. In April 2006, we transferred a majority of this cash to a money market account. Based on the current nature and levels of our investments and debt, however, we believe that we currently have no material market risk exposure.

Our general investing policy is to limit market and credit risk and the risk of principal loss. All liquid investments with original maturities of three months or less are considered to be cash equivalents.

BUSINESS

Overview

Our ATRILAZE surgical ablation system utilizes laser energy in cardiac tissue ablation procedures in open-heart surgery. We acquired the initial technology in August 2003 and we have developed several generations of products beyond the initial technology purchase. We received FDA 510(k) clearances for the first generation product in November 2004 and the second generation product in October 2005. In addition, we received a third 510(k) clearance in April 2006 which covered an additional laser wavelength.

The ATRILAZE system with its laser technology platform is currently being utilized to ablate cardiac tissue concomitantly, or in conjunction with, open-heart surgical procedures. Our strategy is to leverage our laser technology to develop a stand-alone, minimally invasive treatment for atrial fibrillation, or AF. We define a minimally invasive treatment as being one in which the procedure is performed on a beating heart in a closed-chest setting. We submitted an application for FDA 510(k) clearance of our minimally invasive system in May 2006 and expect to introduce this system for commercial use in the second half of 2006.

AF is the most commonly occurring cardiac arrhythmia. AF is an erratic heartbeat that causes the atria to contract rapidly and ineffectively and is associated with abnormal electrical impulses that alter a patient’s normal cardiac function. AF reduces cardiac output, is a major precursor to congestive heart failure, and is associated with an increased incidence of stroke. Patients afflicted with AF are five times more likely to suffer a stroke and are more likely to suffer increased mortality at an earlier age. According to the Framingham Study published in 2004, one in four people over 40 years of age in United States has a lifetime risk of developing AF and the incidence of AF increases with age. More than 5.0 million people worldwide are afflicted with AF. Of the approximately 5.0 million, approximately 2.5 million Americans are afflicted with AF, with more than 200,000 new diagnoses each year. The annual market for open-chest surgical AF procedures is expected to reach $190 million to $250 million. The projected annual market for stand-alone, minimally invasive AF surgical procedures is expected to reach $2.1 billion.

We have begun supplying our current product, the ATRILAZE system, a hand-held wand, to select centers for surgical ablation in concomitant open-heart procedures to increase surgeon exposure to our products. We do not expect significant revenue until we introduce our ATRILAZE minimally invasive system.

AF Treatment Options

There are currently four primary treatment modalities for AF with a wide range of success and morbidity rates.

•       Drugs—As a first line of treatment, patients typically receive drug therapy to prevent blood clots, control heart rate and restore the heart rhythm. These drugs are often ineffective, not well tolerated and may be associated with significant side effects. For these reasons, drug therapy for AF fails for up to 50% of patients within one year and 60% of patients within two years.

•       Implantable Devices—Implantable devices, such as defibrillators and pacemakers, can be effective in reducing the symptoms and number of AF episodes, but neither device is intended to treat AF. Patients may continue to experience the adverse effects of AF as well as some of the symptoms, including dizziness and fatigue, because the AF continues.

•       Catheter-Based Treatment—Catheter-based AF treatments are technically challenging, can be associated with serious complications and yield inconsistent results. In proportion to the prevalence of AF, only a small number of catheter-based AF treatments are performed each year in the United States.

•       Surgery—There are two types of surgical approaches to treating AF. These procedures are frequently done concomitantly with mitral valve or coronary artery bypass surgery:

•        Classic Maze Procedure—The standard for curative treatment of atrial fibrillation is known as the classic Maze procedure. This is a maximally invasive procedure that is routinely done concomitantly and requires cracking the sternum, opening the patient’s chest, placing the patient on the heart-lung machine, stopping the heart, disassembling, and finally reassembling the atrial chambers of the heart. This is done to create lesion lines using the surgeon’s scalpel to interrupt the erratic electrical impulses that cause AF. This procedure has a success rate of approximately 90 percent, but is a technically difficult and time-consuming procedure. The postoperative recovery times as well as the morbidity and mortality risks of this procedure are significant.

•        Modified Maze Procedure—Because of the significant technical challenges associated with the classic Maze procedure, modifications were developed. These involved using ablation techniques rather than a scalpel to achieve lesion transmurality, or full-thickness necrosis, in the target tissue. These technologies, however, have been designed to facilitate ablation mainly in the open-chest setting.

Minimally Invasive Cardiovascular Surgery—Stand-Alone Procedure

During the last several years, newer minimally invasive cardiac surgery techniques have gained momentum as they have been proven to lower costs, reduce patient trauma and provide better outcomes. We believe that these techniques are being used more frequently and represent one of the fastest growing segments within the cardiovascular surgery market. Closed-chest procedures are done utilizing thoracoscopic and/or robotic techniques that allow the cardiovascular surgeon access through ports. This technology allows the cardiovascular surgeon’s hands to be placed inside the patient’s closed chest cavity through instrumentation and to view the cardiac anatomy as in an open-chest setting. Because of cardiac surgeons’ growing familiarity with these techniques outside of the AF space, we believe there are significant opportunities in minimally invasive AF treatments. We believe MedicalCV’s technology is ideal for the minimally invasive setting because of the size and flexibility of the optical fiber and its delivery system.

We began providing the ATRILAZE surgical ablation system, which includes a hand-held wand, to surgeons in January 2005 to help validate the use of laser in ablation. We intend to compete in the market by leveraging laser technology in developing a stand-alone, minimally invasive system for ablating cardiac tissue.

Alternative Energy Sources for Surgical Ablation

A number of energy sources are currently used to ablate cardiac tissue in an open-chest, modified Maze procedure. These energy sources are used to create transmural lesions which prevent the abnormal electrical impulses that cause AF.

•       Cryothermy—also referred to as cryoenergy or “cryo.” This type of energy uses either a catheter or hand-held probe to ablate cardiac tissue by freezing at extreme temperatures of up to negative 60°C.

•       Radiofrequency—Monopolar—also referred to as RF. This type of energy uses either a catheter or hand-held probe or pen to ablate cardiac tissue by using heat from radio waves.

•       Radiofrequency—Bipolar—also referred to as Bipolar RF. This type of energy uses a hand-held clamp device with two poles to ablate cardiac tissue by using heat from radio waves.

•       Microwave—This type of energy uses either a catheter or hand-held probe to ablate cardiac tissue by using heat from microwave.

•       Ultrasound—sometimes referred to as high-intensity focused ultrasound, or HIFU. This type of energy uses either a catheter or hand-held probe to ablate cardiac tissue by using heat from ultrasonic energy.

•       Laser—also referred to as light energy or photocoagulation. This type of energy functions at varying wavelengths and uses either a catheter or hand-held device to ablate cardiac tissue by using absorptive heating.

There is currently an interest among both hospitals and physicians to use minimally invasive procedures. While the systems that utilize these energy sources have achieved some acceptance in open-chest concomitant procedures, we believe current systems do not address the needs of the minimally invasive market because of either design or performance limitations. In part, this is because most of these systems were not specifically designed for minimally invasive applications, but rather modified in an attempt to adapt them for that application.

Laser technology has a long history of use in numerous surgical procedures. Laser devices are valued for their coherent energy source which can create precise tissue ablations. Different wavelength lasers can be selected depending on the desired depth of penetration and absorption characteristics of the target and surrounding tissues. Many cardiovascular surgeons are already comfortable with laser devices, using them to bore small holes in the heart to achieve transmyocardial revascularization for patients with persistent angina. The small diameter and flexibility of the laser fiber make it possible to design a low-profile device that can be introduced into the body through a minimally invasive access port.

In contrast, other devices, because they were designed for open-chest procedures, require large incisions or use energy sources that are not ideal for the creation of transmural lesions in a closed-chest, beating heart setting.

MedicalCV’s ATRILAZE Minimally Invasive Solution

MedicalCV’s ATRILAZE minimally invasive system is specifically designed to enable access to and ablation of cardiac tissue for the potential treatment of AF in a closed-chest beating heart. We expect that the ablation procedure would be completed in one to two hours under general anesthesia. The surgeon would access the patient’s heart through three approximately 1 cm incisions, thread a unidirectional laser guide through the incisions and position it around the pulmonary veins. As shown in the figure below, once the guide is in place, the surgeon initiates the ablation sequence, which lasts no more than 15 minutes. MedicalCV’s system is pre-programmed and automatically navigates the laser energy around the heart delivering precise ablation—minimizing the potential for surgeon error. Once the ablation is complete, the guide is removed and the approximately 1 cm incisions are closed. Because this treatment will be minimally invasive, we anticipate patients should experience significantly less pain and shorter recovery time than they would in open-chest procedures.

ATRILAZE Minimally Invasive Application

There are three main components of our minimally invasive system including the laser, the controller, and the disposable kit that contains the delivery system with unidirectional laser guide.

ATRILAZE Laser	ATRILAZE Controller

ATRILAZE Delivery System with
unidirectional laser guide

We believe MedicalCV’s minimally invasive surgical ablation system has significant clinical advantages:

Feature	Benefit	Advantage
Submillimeter Fiber Optic	Allows for miniaturization of delivery device	Facilitates closed-chest treatment
Coherent Energy	Allows for surgical precision and provides transmurality	Limits collateral damage and delivers effective lesion on beating heart
Ideal Wavelength	Provides deep tissue penetration and scatters when contacts blood	Increases efficacy and safety
Smart Automated Ablation	Delivers rapid and consistent ablation to tissue	Minimizes the potential for surgeon error

The MedicalCV Strategy

MedicalCV intends to compete in the cardiac tissue ablation market by introducing products which it believes are ideally designed for stand-alone, minimally invasive surgical procedures. The key elements of this strategy are:

•       Capitalize on the potentially large atrial fibrillation market.   The AF market is one of the fastest growing segments in cardiovascular surgery and interventional cardiology. MedicalCV’s minimally invasive system allows the surgeon to achieve a high quality transmural lesion by mimicking the classic Maze procedure. The similarity of the laser to the surgical scalpel provides precise, transmural lesions. We believe that this will lead to rapid acceptance of our system as providing stand-alone, minimally invasive cardiac tissue ablation.

•       Focus on leading surgeons to drive initial market acceptance.   We will first focus our efforts on surgeons who have active open-heart practices and are considered to be opinion leaders in minimally invasive cardiovascular surgical techniques. As these leading surgeons incorporate our minimally invasive system into their standard practices, we believe they will help accelerate broader awareness within the medical community through peer communication, the presentation of results at surgical conferences and the publication of results in leading surgical and medical journals. We plan to educate, inform and heighten awareness as we further develop the market for a stand-alone, minimally invasive system.

•       Continue to penetrate the cardiac tissue ablation and atrial fibrillation markets using a dedicated sales team.   We intend to leverage the extensive cardiac experience of our dedicated sales team to leverage key cardiovascular relationships and provide effective customer assistance to accelerate market definition and adoption, thereby increasing the penetration of our cardiac tissue ablation systems.

•       Educate physicians and patients about our minimally invasive system.   We believe education of physicians and patients regarding the benefits of laser ablation is critical to the successful adoption of our minimally invasive system. We intend to develop cardiovascular surgeon and electrophysiologist training and education programs which will emphasize the clinical efficacy and ease of use of our minimally invasive system. We also intend to develop patient-oriented marketing materials for cardiovascular surgeons and hospitals to use to inform patients of the availability and potential benefits of our minimally invasive system.

•       Conduct clinical studies to support our market initiatives. We intend to create a human clinical registry in our initial centers. We will also be conducting additional animal studies to support the efficacy of our ablation systems. We intend to initiate a human clinical study after the clearance by the FDA of our minimally invasive system. This study will be designed to pursue expanded labeling for the specific indication of AF. We expect to initiate the study in fiscal year 2008. We believe the results of this and other studies, if successful, will allow us to expand our marketing and clinical sales efforts.

Regulatory Clearance

Our ATRILAZE surgical ablation system has received three 510(k) clearances:

•       In November 2004, our hand-held wand received 510(k) clearance for delivery of 810nm laser light to soft tissue, including cardiac tissue, during surgical procedures. Indications include the incision, excision, dissection, vaporization, ablation, or coagulation of soft tissue.

•       In October 2005, our malleable hand-held wand received 510(k) clearance for delivery of 810nm laser light to soft tissue, including cardiac tissue, during surgical procedures with the same indications, including the incision, excision, dissection, vaporization, ablation, or coagulation of soft tissue.

•       In April 2006, both hand-held devices received 510(k) clearance for delivery of 1064nm laser light to soft tissue, including cardiac tissue, during surgical procedures with the same indications, including the incision, excision, dissection, vaporization, ablation, or coagulation of soft tissue.

In May 2006, we filed an application for 510(k) clearance for our minimally invasive system. We expect to introduce this system for commercial use in the second half of 2006.

Sales and Marketing

In the United States, we plan to market the ATRILAZE minimally invasive system through a specialized, direct sales organization. In expectation of a commercial launch of our minimally invasive system during the second half of 2006, we have hired a Vice President of Sales, a Vice President of Marketing, and a Clinical Specialist. In addition to supporting our current efforts, this team will be responsible for the hiring and training of our sales organization. We expect to initially focus on cardiovascular surgeons who have active open heart practices and are considered to be opinion leaders in minimally invasive surgical techniques, and hospitals with well-established cardiovascular programs. Over time, we expect to expand our sales and marketing organizations to service a broader group of potential customers. In addition, we intend to build patient awareness through partnerships with cardiovascular surgeons, their cardiac services partners, and hospitals.  Outside the United States, we intend to develop a network of distributors to assist in our international sales and marketing efforts.

Manufacturing

The minimally invasive system has been designed internally. We expect that the assembly of the disposable system components and the quality control function will also take place internally. The manufacture of the hardware system components will be outsourced to qualified vendors. Product sterilization and related testing will also be outsourced to qualified vendors.

Intellectual Property

We intend to aggressively document and protect our intellectual property by obtaining U.S. and foreign patents to protect technology important to the development of our business. We have filed 13 U.S. non-provisional patent applications, one provisional U.S. patent application, one international patent application and one European patent application, relating to products we have designed for use in treating AF. Obtaining patent protection for our products will be critical to our commercial success. We regularly conduct patent searches of third party patents. This includes a review of patents owned by third parties and patent applications pending known to us as attempting to address treatment of atrial fibrillation using a laser to ablate cardiac tissue. We regularly search publicly available records for relevant patents assigned to other companies. During the course of these searches, we identified two issued patents in our field relating to the use of laser technology and for which we deemed it advisable to seek the advice of patent counsel. Based upon advice from our patent counsel, we believe that the sale and use of our cardiac tissue ablation systems using infrared laser energy would not infringe any valid claim of these patents.

We cannot assure you that any patents issued to us will be valid, enforceable or otherwise be of value to us in relation to products of our competitors or the market in general, or that any patent for which we have applied or may apply will issue.

In April 2005, we received a letter from Edwards Lifesciences, LLC (“Edwards”) concerning our ATRILAZE system, which is the subject of some of our patent applications. Edwards does not claim that our products infringe any of its patents. Edwards’ letter calls to our attention six of its patents and requests us to comment on how our products differ from the claimed methods and apparatus of the six specified Edwards patents. Edwards does not claim in its letter that our products infringe its patents. We reviewed the specified Edwards’ patents and discussed them with our patent counsel, and believe that our cardiac ablation systems do not infringe any of these patents. In response to a further inquiry from Edwards on

May 25, 2006, we responded through patent counsel outlining certain of our positions on at least one of the Edwards’ patents. It is possible that in the future, Edwards or others will continue to inquire regarding our products and patents. While Edwards does not claim in its letter that our products infringe its patents, it is likely that in the future, Edwards or others will continue to inquire regarding our products and patents and possibly make intellectual property claims relating to our tissue ablation devices. Our defense of any claims made by Edwards, or of any other intellectual property claims made in the future, regardless of the merits of such claims, could divert the attention of our technical and management personnel away from developing and marketing our products for significant periods of time. Further, the cost incurred to defend such claims could be substantial and adversely affect us, even if we are ultimately successful in defending such claims. An adverse determination in connection with any of such claims in the future could affect our ability to sell our products, subject us to significant liabilities to third parties, or require us to modify our products to be non-infringing or seek licenses from third parties. There can be no assurance that we could be able to so modify our products or obtain licenses on satisfactory terms.

We also rely upon trade secrets and proprietary know-how. We require our technical employees and consultants to agree in writing to keep our proprietary information confidential and, with certain limitations, to assign all inventions relating to our business to us.

We have used, and therefore claim common law rights in, the following trademarks: GLIDETHRU, ULTRAPURE and ATRILAZE. We have filed an application for a U.S. federal registration for the mark: ATRILAZE. We also have a federal registration for the marks: MEDICALCV and OMNICARBON.

Competition

Our industry is highly competitive, subject to change, and significantly affected by new product introductions and other activities of industry participants. Many of our competitors have significantly greater financial and human resources than we do and have established reputations with our target customers, as well as worldwide distribution channels that are more established and developed than ours. Our primary competitors include AtriCure, Inc., Boston Scientific Corp., CryoCath Technologies, Inc., Edwards Lifesciences Corp., Medtronic, Inc., and St. Jude Medical, Inc. As of May 2006, no company had received FDA approval or clearance to market an ablation system for use as a treatment for AF. However, our competitors provide products that have been adopted by physicians for the off-label treatment of AF.

We and many of our competitors have developed surgical ablation devices that have been used to treat AF concomitant with an open-heart surgical procedure. We and these competitors utilize different technologies as energy sources for their ablation devices, including cryothermy, radiofrequency, microwave, high-intensity focused ultrasound, and laser. Each of these companies is also currently working with its core technology to develop devices that can be used as a stand-alone therapy minimally invasive AF treatment.

Some of our competitors offer catheter-based treatments, including Cardima, Inc., Johnson and Johnson, Inc., and St. Jude Medical, Inc. These companies sell products that are used by physicians to treat the population of patients that have AF, but are not candidates for open-heart surgery, which is the same group of patients that we believe would most benefit from stand-alone AF treatments using our minimally invasive system. Some of these catheter-based treatments already have FDA clearance or approval for cardiac use, including the treatment of certain arrhythmias, although none has approval for the treatment of AF.

We believe that once our ATRILAZE minimally invasive system is cleared pursuant to the FDA 510(k) process, we will compete favorably in the minimally invasive cardiac ablation market. Because of the size of the AF market and the unmet need for an AF cure, competitors have and will continue to dedicate significant resources to aggressively market their products. New products that could compete with us more effectively are likely because the surgical AF treatment market is characterized by extensive research efforts and technological progress.

Government Regulation

The medical devices we manufacture and market are subject to regulation by the FDA and, in most instances, by state and foreign authorities or their designated representatives. Under the U.S. Federal Food, Drug and Cosmetic Act and the regulations promulgated thereunder, as a manufacturer of medical devices, we must comply with policies and procedures that regulate the manufacturing, composition, labeling, testing, packaging and distribution of medical devices. In addition, medical devices are subject to different levels of government approval requirements, the most comprehensive of which requires the completion of an FDA approved clinical evaluation program and submission, and approval of a premarket approval application before a device may be commercially marketed. The FDA also conducts inspections before approving a premarket approval application to determine compliance with the quality system regulations which cover manufacturing and design.

After premarket approval is received, the FDA may require testing and surveillance programs to monitor the effectiveness of approved products which have been commercialized. It has the power to prevent or limit further marketing of a product based on the results of such post-marketing programs. In addition, the FDA may, at any time after the approval of a premarket approval application, conduct periodic inspections to determine compliance with good manufacturing practice regulations and current medical device reporting regulations. If the FDA concludes that we are not in compliance with applicable laws or regulations, it can institute proceedings to:

•       Seize our products;

•       Require a product recall;

•       Withdraw previously granted market clearances;

•       Implement procedures to stop future violations; and/or

•       Seek civil and criminal penalties against us.

The FDA also regulates recordkeeping for medical devices and reviews hospital and manufacturers’ required reports of adverse experiences to identify potential problems with FDA-authorized devices.

Some of the products that we market, including our ATRILAZE system, can be cleared under Section 510(k) of the Federal Food, Drug and Cosmetic Act. Under Section 510(k) a new or significantly modified device must be shown to be “substantially equivalent” (SE) to an existing legally marketed device. The new/modified device can be commercially introduced after the filing of a 510(k) premarket application with the FDA and the subsequent issuance by FDA of a SE determination. The FDA has provided guidance documents to manufactures of devices governed by Section 510(k) whereby changes made to previously cleared devices can be evaluated by the manufacturer and a determination can be made as to the need to file an additional premarket application. We received Section 510(k) clearance for the first generation of our ATRILAZE surgical ablation system in November 2004 and the second generation product in October 2005. A third 510(k) clearance was received in April 2006 expanding our laser platform to include 1064nm wavelength. The process of obtaining Section 510(k) clearance typically requires less time and expense than the premarket approval process. Section 510(k) clearance normally takes from three to twelve months, but can take years, and generally requires the submission of supporting data, which in some cases can be extensive. In addition, the FDA may require review by an advisory panel as a condition for Section 510(k) clearance. We intend to rely on the Section 510(k) process with regard to future products that add to or enhance our current cardiac tissue ablation technology. However, we may develop or acquire technology that will require clearance under the FDA’s lengthier and expensive premarket approval process, which can take a number of years and can require extensive supporting documentation. If we encounter difficulties in the premarket approval process, the commercial marketing of a product could be substantially delayed or prevented.

International sales of medical devices are also subject to extensive regulation. Foreign regulatory bodies have established varying regulations governing product standards, packaging requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements. Generally, the extent and complexity of the regulation of medical devices is increasing worldwide, with regulations in some countries already nearly as extensive as those in the U.S. This trend may continue, and the cost and time required to obtain marketing approval in any given country thus may increase. We cannot assure you that any foreign approvals will be allowed on a timely basis, or at all.

To market our products in countries of the European Union, we are required to obtain CE mark certification. CE mark certification is the international symbol of adherence to certain quality assurance standards and compliance with European medical device directives. We intend to apply for CE mark certification for our minimally invasive system product in fiscal year 2007.

Product Liability and Insurance

The development and sale of medical devices entails significant risk of product liability claims and, sometimes, product failure claims. We face an inherent business risk of financial exposure to product liability claims if the use of our products results in personal injury or death. We also face the possibility that defects in the design or the manufacturing of our products could necessitate a product recall. We have not, to date, experienced significant product liability claims, and we have never had a product recall. We cannot assure you, however, that we will not experience losses in the future due to product liability claims or recalls.

If patients allege that the use of our cardiovascular surgery devices injured them, we may face substantial product liability claims. Substantial product liability litigation exists within the medical device industry. Our products are used in cardiovascular surgery, and their failure may result in patient injury or death. We have had product liability claims asserted against us in the past, which were resolved under our insurance coverage without significant financial cost to us. We cannot assure you, however, that future product liability claims will not exceed the limits of our insurance coverage or that such insurance will continue to be available to us on commercially reasonable terms, or at all. Consequently, a product liability claim or other claim with respect to uninsured liabilities, or in excess of insured liabilities, could have a material adverse effect on our business, financial condition, operating results and cash flows. In addition, adverse publicity resulting from product liability litigation may materially adversely affect us regardless of whether the claims are valid or whether we are liable. Furthermore, these claims would likely divert our financial and management resources that would otherwise be used to benefit the future performance of our operations.

We sold more than 50,000 mechanical heart valves between 1992 and 2005. We assume that a majority of the patients who received our heart valves are still alive. If any of these patients were to have a problem with a heart valve, they could assert claims for damages against us. In April 2005, we placed our product liability insurance with a new insurance carrier. Our new policy provides us with potential coverage for claims of up to $5,000,000 per occurrence and in the aggregate per policy year. Concurrently, we purchased a three-year extended reporting coverage endorsement from our former carrier, which was unwilling to renew our coverage on the previous terms. The extended reporting period coverage will allow us to seek coverage under the prior policy for products claims arising from occurrences which took place during such policy period but which were not asserted against us during the previous policy period.

In March 2005, we became aware that a patient who had been implanted with our heart valve had died. We have not received any claims related to this matter but believe that any such claim would be covered by our existing liability insurance. Based upon the expectation that insurance would cover the cost of any claims after our payment of the deductible, we do not expect the ultimate resolution of this matter to have a material effect on our business, financial condition, operating results or cash flows.

Employees

As of May 31, 2006, we had 22 full-time employees, including 12 who support or were in research and development, and the remainder of whom were in administration, regulatory and clinical, and sales and marketing. We are not a party to any collective bargaining agreement and believe that our relations with employees are good.

Property

We lease a 55,000 square foot production and administrative facility located in Inver Grove Heights, a suburb of Saint Paul, Minnesota. Our facility has approximately 8,000 square feet of general office space and more than 41,000 square feet of manufacturing space. Our facility is subject to inspection by the FDA and foreign regulatory agencies as part of their product marketing clearance and surveillance programs. In April 2003, we sold and leased back this facility in a refinancing transaction with PKM Properties, LLC (“PKM”), an entity controlled by Paul K. Miller, one of our directors and one of the largest beneficial owners of our securities. We simultaneously leased back our facility pursuant to a ten-year lease, with options to renew and an option to repurchase the facility. We continue to utilize the facility as we did prior to the financing transaction. We are in discussions with PKM about seeking a buyer for the property to facilitate our release from the remaining seven years of the lease, thereby permitting us to relocate to a more cost-effective facility. In July 2005, PKM listed the building for sale. We have an agreement with PKM that releases us from our lease if the building sells above a certain price. However, there can be no assurance the building will be sold and that we will be successful in obtaining a release from our lease. See “Management’s Discussion and Analysis or Plan of Operation” and the notes to our financial statements for the fiscal year ended April 30, 2005, for more information regarding such lease.

Legal Proceedings

On March 9, 2006, J Giordano Securities LLC (d/b/a J Giordano Securities Group) (“JGSG”) filed suit against our company in U.S. District Court, District of Connecticut. JGSG claims that it is entitled to damages due to an alleged breach of the engagement agreement, as amended, between us and JGSG. In particular, JGSG claims that the exercise of outstanding warrants for the purchase of common stock by certain JGSG-identified investors and our purchase of outstanding shares of 5% Series A Redeemable Convertible Preferred Stock from certain JGSG-identified investors in December 2005 and January 2006 entitle JGSG to damages no less than $1,431,789. In particular, JGSG seeks (a) $279,191 in cash commissions, (b) warrants for the purchase of 85,905 shares at $3.25 per share, (c) lost profits of $751,669 on the argument that JGSG would have exercised the foregoing warrant and sold 85,905 shares on December 30, 2005, at a price of $12.00 per share, and (d) the $400,909 in cash commissions we paid C.E. Unterberg, Towbin LLC. JGSG also seeks reimbursement for reasonable expenses, interest, costs and attorneys’ fees. In addition, JGSG notified us by letter dated May 26, 2006 that, pursuant to the agreement, it may claim compensation arising out of alleged rights to serve as a co-managing underwriter or member of the underwriting group of this offering. We believe that this lawsuit is without merit and intend to vigorously defend ourselves against the lawsuit and any additional claims brought by JGSG.

MANAGEMENT AND BOARD OF DIRECTORS

The following table provides information with respect to our directors and executive officers as of May 31, 2006. Our directors hold office until our next annual meeting of shareholders and until their successors have been elected and qualified. Each executive officer has been appointed to serve until his successor is duly appointed by the board or his earlier removal or resignation from office. There are no family relationships among our directors and executive officers.

Executive Officers and Directors

Name	Age	Principal Occupation	Position with MedicalCV	Director Since
Susan L. Critzer	50	Retired Chief Executive Officer and Chief Financial Officer of Restore Medical, Inc.	Chairperson of the Board	2002
Marc P. Flores	41	President, Chief Executive Officer and Director of MedicalCV, Inc.	President, Chief Executive Officer and Director	2004
Adam L. Berman	31	Vice President, Research and Development	Vice President, Research and Development	N/A
Robert W. Clapp	56	Vice President, Operations	Vice President, Operations	N/A
Larry G. Haimovitch	59	President of Haimovitch Medical Technology Consultants	Director	2005
Lawrence L. Horsch	71	Chairman of Eagle Management & Financial Corp.	Director	2003
James E. Jeter	43	Vice President, Sales	Vice President, Sales	N/A
John H. Jungbauer*	56	Vice President, Finance and Chief Financial Officer	Vice President, Finance and Chief Financial Officer	N/A
David B. Kaysen	56	President and Chief Executive Officer of Uroplasty, Inc.	Director	2002
Paul K. Miller	83	Private Investor	Director	1994
J. Robert Paulson, Jr.	49	President, Chief Executive Officer and Director of Restore Medical, Inc.	Director	2005
Dennis E. Steger	59	Vice President, Regulatory Affairs and Quality Assurance	Vice President, Regulatory Affairs and Quality Assurance	N/A
Gary O. Tegan	39	Vice President, Marketing	Vice President, Marketing	N/A

*       In May 2006, we entered into a written, at-will employment agreement with Eapen Chacko, who agreed to join our company on June 21, 2006, as Vice President, Finance and Chief Financial Officer. Mr. Chacko is expected to assume the roles of principal financial officer and principal accounting officer upon Mr. Jungbauer’s resignation.

Susan L. Critzer, Chairperson of the Board since September 2005 and one of our directors since August 2002, has over 25 years of industry experience in general management, operations and product development. Ms. Critzer served as Chief Executive Officer and Chief Financial Officer of Restore Medical, Inc., a company focused on developing and marketing products for the ear, nose and throat field, from June 2002 to April 2005. From January 2001 to June 2002, Ms. Critzer served as Chief Operating Officer of Venturi Development Group, the business incubator focused on seed level medical device opportunities which founded Restore Medical. Prior to joining Venturi, Ms. Critzer served as President and Chief Executive Officer and Acting Chief Financial Officer of Integ Incorporated, a publicly held development stage glucose monitoring company from 1998 until it was acquired by Inverness Medical in early 2001. She joined Integ in 1995 as Vice President, Operations. Before joining Integ, Ms. Critzer served in various management roles at the Davis + Geck Division of American Cyanamid Corp., and the Deseret Medical Division of Becton-Dickinson Corp. Ms. Critzer began her career with General Motors Corporation where she spent thirteen years in a variety of engineering and management positions, including managing a $200 million truck front suspension plant in Detroit. Ms. Critzer serves on the Board of Governors and is a 3M Fellow at the University of St. Thomas School of Engineering in St. Paul, Minnesota.

Marc P. Flores became our President, Chief Executive Officer and one of our directors in August 2004. Mr. Flores served as Vice President of Sales & Marketing of Coalescent Surgical, Inc., a company focused on developing advanced technology for blood vessel anastomoses, from March 2000 to August 2004. Prior to joining Coalescent, Mr. Flores was Western Regional Manager of Sales for CardioThoracic Systems, Inc. from June 1997 to March 2000. Before joining CardioThoracic Systems, he held a variety of management and sales positions with Boston Scientific Corporation, GE Medical Systems and Xerox Corporation.

Adam L. Berman joined MedicalCV in September 2004 as Vice President, Research and Development. Mr. Berman has extensive experience and relationships within the cardiac surgery industry. From July 2001 to August 2004, he was a regional sales manager for Coalescent Surgical, Inc. From August 1998 to June 2001, he was a regional development manager for Computer Motion, a company focused on robotic-assisted, minimally invasive approaches for surgery. Before joining Computer Motion, Mr. Berman held various clinical research positions within the field of cardiac surgery.

Robert W. Clapp joined MedicalCV in August 2004 as Vice President, Operations. From March 1993 to August 2004, Mr. Clapp was Vice President of Manufacturing, Quality, and Research/Development for EMPI, where he developed and introduced many new products, improved manufacturing efficiencies and lowered manufacturing costs. From February 1987 to March 1993, he was Vice President of Manufacturing for Dacomed Corporation, where he helped introduce five new products into the marketplace in 18 months. Prior to that, Mr. Clapp held engineering and operations positions at Xerxes Corporation, Medtronic, Inc., Control Data Corporation and AMF Paragon Electric.

Larry G. Haimovitch, one of our directors since August 2005, serves as President of Haimovitch Medical Technology Consultants, a San Francisco-based health care consulting firm he formed in 1990. His firm, whose current area of emphasis includes minimally invasive surgical technologies, specializes in the analysis of the medical device industry with emphasis on the current trends and future outlook for emerging medical technology.

Lawrence L. Horsch, who served as our Acting Chief Executive Officer from April 2004 to August 2004 and Chairman of the Board from August 2003 to September 2005, became one of our directors in August 2003. He served as a director of Boston Scientific Corporation from February 1995 to May 2003. He was one of the founding directors of SciMed Life Systems, Inc. and served as Chairman of the Board from 1977 to 1994, and Acting Chief Financial Officer from 1994 to 1995. Since 1990, Mr. Horsch has served as Chairman of Eagle Management & Financial Corp., a management consulting firm. Mr. Horsch has been involved as a director or consultant to numerous early-stage companies in the Twin Cities area and was a member of the University of St. Thomas MBA adjunct faculty from 1979 to 2004. Mr. Horsch currently serves as a director of Leuthold Funds, Inc., a registered investment company.

James E. Jeter joined MedicalCV in November 2005 as Vice President, Sales. Mr. Jeter most recently served as a Central States Region Manager for Medtronic, Inc. from August 2004 to November 2005, where he led a team charged with revenue growth across three product platforms: cardiac revascularization, atrial fibrillation and Coalescent anastomotic devices. From January 2001 to August 2004, Mr. Jeter was a Regional Sales Manager, then a Divisional Sales Manager, with Coalescent Surgical, Inc. tasked with starting and building the anastomotic device business for cardiac and vascular surgeons in the company’s Central States Division. From July 1999 to January 2001, Mr. Jeter was a co-managing partner of Innovative Surgical Products. Previously, he held a series of positions, including Director of Sales, Cardiac Division, with the Genzyme Corporation.

John H. Jungbauer joined MedicalCV in February 2004 as Vice President, Finance and Chief Financial Officer. Mr. Jungbauer came to our company with more than 26 years of experience in financial management and long-range planning, international financial/treasury operations, information technology systems. From 1990 to 2002, Mr. Jungbauer was Vice President of Finance and Chief Financial Officer with ATS Medical, Inc. During 1988 and 1989, he was Executive Vice President of Titan Medical, Inc. From 1977 to 1987, he held several financial management positions at St. Jude Medical, Inc., including Vice President of Finance and Chief Financial Officer from 1981 to 1987. On April 6, 2006, Mr. Jungbauer announced his intention to resign from his executive officer position at our company. Further details regarding the anticipated effective date of Mr. Jungbauer’s resignation are set forth below under “Executive Compensation—Employment Contracts and Termination of Employment, and Change-in-Control Arrangements.”

David B. Kaysen has been one of our directors since August 2002. Mr. Kaysen serves as President, Chief Executive Officer and a director of Uroplasty, Inc., a developer, manufacturer and marketer of products primarily for the treatment of urinary and fecal incontinence and overactive bladder symptoms. Mr. Kaysen served as President and Chief Executive Officer of Advanced Duplication Services LLC, a privately held duplicator/replicator of CDs and DVDs, from July 2005 until May 2006. From December 2002 through July 2005, Mr. Kaysen served as President, Chief Executive Officer and a director of Diametrics Medical, Inc., a company that develops, manufactures and commercializes blood and tissue analysis systems that provide diagnostic results at the point of patient care. Mr. Kaysen has more than 25 years of executive management and sales and marketing experience in the medical products and services industry, most recently serving 10 years as President, Chief Executive Officer and a director of Rehabilicare Inc. (now Compex Technologies, Inc.), a manufacturer and marketer of home electrotherapy equipment for the physical therapy, rehabilitation, occupational and sports medicine markets. From 1988 to 1989, Mr. Kaysen served as President, Chief Executive Officer and a director of Surgidyne, Inc. (now Sterion, Inc.). Mr. Kaysen has also held senior management positions in sales and marketing at several medical product and services companies, including Redline Healthcare, American Hospital Supply Corporation, Emeritus Corporation and Lectec/NDM Corporation. Mr. Kaysen currently serves as a director of Zevex International, Inc., a publicly held company engaged in the business of designing, manufacturing and distributing medical devices.

Paul K. Miller has been one our directors since August 1994. Mr. Miller served as President of Acton Construction Management Company, a real estate management company, from 1980 to 2004. Mr. Miller has, over the course of his business career, been the President and majority shareholder of various companies with offices in Minnesota and Texas which have been engaged in the construction of municipal wastewater projects throughout the central United States and in the acquisition and management of real estate investments. He is a significant investor and director of a number of development stage companies and has served as a bondholders representative on the creditors’ committees of several publicly held companies.

J. Robert Paulson, Jr., who became one of our directors in August 2005, was appointed President, Chief Executive Officer and a director of Restore Medical, Inc., a company focused on developing and marketing products for the ear, nose and throat field, in April 2005. Prior to joining Restore Medical, Mr. Paulson served as Chief Financial Officer and Vice President of Marketing for Endocardial Solutions, Inc. from August 2002 until March 2005. From 2001 to June of 2002, Mr. Paulson was the Sr. Vice President and General Manager of the Auditory Division of Advanced Bionics Corporation, and between 1995 and 2001, Mr. Paulson served in various capacities at Medtronic, Inc., including Vice President and General Manager of the Surgical Navigation Technologies business unit; Vice President of Corporate Strategy and Planning; and Director of Corporate Development. From 1988 to 1995, Mr. Paulson held various marketing, business development and in-house counsel positions at General Mills, Inc., and prior to that practiced law at the Minneapolis firm of Lindquist & Vennum. Mr. Paulson has served on the board of directors of Vascular Solutions, Inc. since May 2005.

Dennis E. Steger, Vice President, Regulatory Affairs and Quality Assurance, joined MedicalCV in September 2001 as Vice President, Quality Assurance. From August 1998 to August 2001, Mr. Steger was Director Design Quality Assurance for Medtronic Perfusion Systems, where he was responsible for controlling the development and transfer of new/modified products from research and development to manufacturing. He also held the position of Director Regulatory Affairs/Quality Assurance & Clinical for AVECOR Cardiovascular, Inc. from July 1991 to August 1998, where he was responsible for quality systems, technical support, risk analysis, documentation, and regulatory affairs. He has also held senior level management positions with Johnson & Johnson Cardiovascular, Extracorporeal Medical Specialties and Tompkins Rubber Company.

Gary O. Tegan, Vice President, Marketing, joined MedicalCV in April 2006. Most recently, Mr. Tegan served as the Vice President of Sales & Marketing for PneumRx, Inc. from September 2005 through April 2006, where he developed and implemented the company’s sales and marketing strategy for its initial product launch. From June 2004 to September 2005, he served as Vice President of Marketing at Curon Medical, Inc., a radiofrequency energy based company focused on the treatment of gastrointestinal disorders. Prior to that, Mr. Tegan was the Director of Marketing for Coalescent Surgical, Inc. from June 2001 to June 2004, where he helped develop its anastomotic device business using technology-based marketing techniques. Previously, Mr. Tegan held a series of senior sales and marketing positions at United States Surgical and Starion Instruments.

Recently Appointed Chief Financial Officer

Eapen Chacko agreed to join MedicalCV effective June 21, 2006, as Vice President, Finance and Chief Financial Officer. Mr. Chacko will assume the roles of principal financial officer and principal accounting officer upon the resignation of John H. Jungbauer, our current Vice President, Finance and Chief Financial Officer. Mr. Chacko has over 30 years of experience in strategic planning, investor relations, equity research and economics. From September 2000 to May 2005, he was Chief Financial Officer of Possis Medical, Inc., a developer, marketer and manufacturer of medical devices for the endovascular treatment market. Mr. Chacko was Vice President for Investor and Public Relations, Corporate Communication at Possis from September 1999 to August 2000. From 1995 to 1999, he was Director of Investor Relations at Fingerhut Companies, a direct marketer and financial services company. Mr. Chacko is a director of Hawkins, Inc., a company that formulates, blends and distributes bulk and specialty chemicals. Mr. Chacko has been named, along with his former employer Possis Medical, Inc. and another officer of that company, as a defendant in a securities class action case entitled Crowell, et al. v. Possis Medical, Inc. et al., No. 05-CV-01084-JMR-FLN, originally filed on June 3, 2005 in the United States District Court for the District of Minnesota. The consolidated amended class action complaint alleges violations of Section 10(b) and Rule 10b-5 of the Exchange Act against all defendants and claims under Section 20(a) against the officer defendants, all arising out of alleged misstatements and omissions about that company’s AngioJet product and clinical trials for that product.

Limitation of Liability and Indemnification

Under the Minnesota Business Corporation Act, we have adopted a provision in our articles of incorporation that provides that our directors shall not be personally liable for monetary damages to us or our shareholders for a breach of fiduciary duty as a director to the full extent that the act permits the limitation or elimination of the liability of directors. Our bylaws also provide that we will indemnify our current and former directors, committee members, officers and employees in the manner and to the fullest extent permitted by law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provision, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE COMPENSATION

The following table sets forth information with respect to compensation paid by us to our highest paid executive officers (the “Named Executive Officers”) for the fiscal year ended April 30, 2005.

Summary Compensation Table

							Long-Term Compensation
		Annual Compensation					Awards
						Other	Securities
Name and Principal Position	Fiscal Year	Salary ($)		Bonus ($)		Annual Compensation ($)	Underlying Options		All Other Compensation ($)
Marc P. Flores(1)	2005	132,109	(2)	25,000	(2)	0	363,381	(3)	0	(4)
President and Chief Executive Officer
John H. Jungbauer(5)	2005	151,958	(6)	0		0	144,012		0
Vice President, Finance and Chief Financial Officer	2004	29,903		0		0	0		0
Lawrence L. Horsch(7)	2005	0		0		60,000	21,190	(8)	0
Former Acting Chief	2004	0		0		105,413 (9)	14,464	(8)	0
Executive Officer	2003	0		0		0	1,800	(8)	0

(1)           Mr. Flores became our President and Chief Executive Officer in September 2004.

(2)           We have entered into an employment agreement with Mr. Flores pursuant to which Mr. Flores annual base salary is $222,500. In April 2006, the compensation committee of our board of directors increased Mr. Flores’ annual base salary to $238,075. Under his employment agreement, Mr. Flores has a bonus potential of up to 30 percent of base salary per year based upon achievement of certain goals.

(3)           In April 2006, the compensation committee of our board of directors awarded a non-qualified stock option for the purchase of 28,669 shares of common stock to Mr. Flores. The options vest to the extent of 25% on the first anniversary of the date of grant and 6.25% quarterly thereafter. They are exercisable at $12.00 per share and expire on April 3, 2013.

(4)           During fiscal year 2005, Mr. Flores resided in Incline Village, Nevada, and commuted to Inver Grove Heights, Minnesota (the company’s headquarters). A significant portion of Mr. Flores’ time was spent traveling on company business and we would have incurred business travel expense regardless of the location of Mr. Flores’ home. We reimbursed Mr. Flores for travel, meals and lodging when he was in Minnesota. When Mr. Flores joined our company, we did not have sufficient cash to pay for relocation of Mr. Flores and his family. This arrangement was reviewed periodically by the compensation committee of our board of directors for cost efficiency and business logic. The reimbursements for Mr. Flores’ travel, meals and lodging expenses are not included in compensation.

(5)           Mr. Jungbauer became our Vice President, Finance and Chief Financial Officer in February 2004 and, in April 2006, announced his intention to resign from our company.

(6)           We have entered into an employment agreement with Mr. Jungbauer pursuant to which Mr. Jungbauer’s annual base salary is $200,000.

(7)           Mr. Horsch served as our Acting Chief Executive Officer from April 2004 to August 2004.

(8)           These options represent consideration paid for advisory services provided by Mr. Horsch pursuant to agreements described in “Certain Relationships and Related Transactions.”

(9)           This amount represents $41,985 paid for consulting services provided by Mr. Horsch pursuant to a letter agreement described in “Certain Relationships and Related Transactions” and $63,428 representing the difference between the price paid by Mr. Horsch for 8,571 shares of our common stock and the fair market value of such stock at the date of purchase.

The following table sets forth information concerning grants of stock options during the fiscal year ended April 30, 2005 to each Named Executive Officer. We granted no stock appreciation rights during our last fiscal year.

Option Grants in Last Fiscal Year

	Individual Grants
Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/share)	Expiration Date
Marc P. Flores	19,347	2.6	11.50	8/30/2014
	344,034	45.5	8.90	4/1/2012
John H. Jungbauer	6,858	0.9	21.60	11/18/2014
	8,141	1.1	20.00	11/18/2014
	129,013	17.1	8.90	4/1/2012
Lawrence L. Horsch	14,985	2.0	16.70	11/18/2014
	6,205	0.8	20.00	1/19/2015

The following table sets forth information concerning the options exercised by each Named Executive Officer during the fiscal year ended April 30, 2005. It also sets forth information concerning unexercised options held by such persons as of April 30, 2005. No stock appreciation rights were exercised by such persons during the last fiscal year or were outstanding at the end of that year.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

	Shares Acquired on	Value	Number of Securities Underlying Unexercised Options at Fiscal Year End			Value of Unexercised In the Money Options at Fiscal Year End ($)(1)
Name	Exercise	Realized ($)	Exercisable	Unexercisable		Exercisable	Unexercisable
Marc P. Flores	0	N/A	0	363,381		$0	$722,473
John H. Jungbauer	0	N/A	0	144,012		$0	$270,928
Lawrence L. Horsch	0	N/A	33,221		(2)	$31,977		$(2)

(1)             Represents the closing price of one share of common stock on the last trading day prior to April 30, 2005, minus the per share exercise price of the option to purchase shares of common stock.

(2)             Mr. Horsch has orally agreed to relinquish options for the purchase of 3,333 shares of common stock, with a fiscal year end value of $13,333, because the milestone under the applicable option agreement, which would have accelerated the vesting of such option to the extent of 3,333 shares of common stock had it been achieved, was not achieved.

Employment Contracts and Termination of Employment, and Change-in-Control Arrangements

We have entered into various agreements with one of our directors, Lawrence L. Horsch. For more information about these agreements, please review “Certain Relationships and Related Transactions.”

In August 2004, we entered into a letter agreement with Marc P. Flores. Under this agreement, Mr. Flores agreed to serve as our President and Chief Executive Officer at an annual salary of $222,500 per year plus a bonus potential of $10,000 per quarter based upon achievement of certain goals. The agreement provided that, subject to development and adoption of such plan by our board of directors and approval of such award by our compensation committee, we would grant Mr. Flores a 20 percent interest in a pool of 80,000 shares of restricted common stock. We also granted Mr. Flores a stock option to purchase 19,347 shares of our common stock at a price of $11.50 per share. Such option vests over four years and expires on August 30, 2014. In addition, we agreed to pay certain relocation expenses for Mr. Flores. Effective April 1, 2005, in lieu of the above-referenced restricted stock award, the compensation committee of our board of directors awarded a non-qualified stock option for the purchase of 344,034 shares of common stock to Mr. Flores. This option was issued outside our employee benefit plans. Such option vests to the extent of 25 percent on the first anniversary of the date of grant and 6.25 percent quarterly thereafter. It is exercisable at $8.90 per share. This option expires on April 1, 2012.

On July 11, 2005, our board of directors approved certain compensation arrangements for two executive officers, Marc P. Flores, our President and Chief Executive Officer, and John H. Jungbauer, our Vice President, Finance and Chief Financial Officer. We have entered into written, at-will employment agreements pursuant to which we continued the existing employment of these officers at their then current base salary levels, $222,500 for Mr. Flores and $200,000 for Mr. Jungbauer. The employment agreement with Mr. Flores supersedes the above-described letter agreement from August 2004. Under the employment agreement, Mr. Flores now has a bonus potential of up to 30 percent of base salary ($66,750) per year based upon achievement of certain goals. Each employment agreement provides that a severance payment will be made if the employment of the officer is terminated by our company without cause, or by the officer for good reason, including, but not limited to, a reduction of the officer’s compensation; a reduction of authority and responsibility; a relocation of place of employment; or a breach of the employment arrangement by our company. The severance payment to Mr. Flores would equal one year of base salary, and the severance payment to Mr. Jungbauer would be six months of base salary; and, if at the end of such six-month period, Mr. Jungbauer was not employed or engaged as an independent contractor, we would pay him up to an additional six months of base salary until he is employed or engaged as an independent contractor. In addition to payments of base salary, we have agreed to pay or reimburse these officers for medical (COBRA) benefits for the periods covered by the severance payments. In addition, the officers have agreed to certain nondisclosure and inventions provisions and certain noncompetition and nonrecruitment provisions during the term of employment and for a period of one year after termination of employment.

On October 24, 2005, we entered into a letter agreement with our President and Chief Executive Officer Marc P. Flores. The agreement set forth details regarding our company’s agreement to reimburse Mr. Flores for certain expenses in connection with the sale of his Nevada home, relocation expenses and expenses in connection with the establishment of a Minnesota residence. We entered into this letter agreement because we determined that our outlay for reimbursement of travel and lodging expenses would decline when Mr. Flores completes his move to Minnesota, but Mr. Flores advised us that October was an inopportune time to put his Nevada home on the market. To assist Mr. Flores with the financial burden of maintaining a temporary Twin Cities residence, we have agreed to pay Mr. Flores, for a period of up to one year, a supplemental payment of $2,500 per month (such payments to end November 1, 2006, or upon Mr. Flores’ sale of his Nevada residence). We also agreed to reimburse Mr. Flores for the cost of transporting his vehicles and household goods to the temporary Minnesota residence. In addition, if Mr. Flores sells his Nevada home on or before November 1, 2006, we agreed to pay for (1) packing, transportation and delivery of household goods by a national freight carrier, (2) reasonable and customary real estate closing costs of the sale of his Nevada home, and (3) reasonable and customary closing costs for the purchase of his Minnesota residence. If the foregoing benefits result in additional taxable income to Mr. Flores, we also agreed to gross up the benefits payable to Mr. Flores to cover such taxes. The understanding set forth in the letter agreement supersedes all prior understandings and agreements covering Mr. Flores’ relocation. The provisions set forth in the letter agreement will terminate upon Mr. Flores’ termination, except to the extent that Mr. Flores has incurred or submitted a reimbursement expense prior to such termination.

In August 2005, we entered into written, at-will employment agreements with Adam L. Berman, Robert W. Clapp and Dennis E. Steger, each of whom was designated an “executive officer” by our board of directors in September 2005. In November 2005, we entered into a written, at-will employment agreement with James E. Jeter, who was designated an “executive officer” by our board of directors in November 2005. In April 2006, we entered into a written, at-will employment agreement with Gary O. Tegan, who was designated an “executive officer” by our board of directors in May 2006. Pursuant to the employment agreements with Messrs. Berman, Clapp, Steger, Jeter and Tegan, these employees have current annual base salary levels of $175,000 for each of Messrs. Berman, Clapp and Tegan, $150,000 for Mr. Steger and $125,000 for Mr. Jeter. Our executive officers are eligible to receive performance-based cash bonuses. In addition, Mr. Jeter is eligible to receive bonuses, when our business plan objectives are met, capped at 100 percent of his annual base salary. For the first three months of his employment, we agreed to pay Mr. Jeter based on annual compensation of $175,000 per year (base and bonus). In each of February 2006 and May 2006, we agreed to continue paying Mr. Jeter at the same fixed rate for an additional three months. In May 2006, we entered into a written, at-will employment agreement with Eapen Chacko, who agreed to join our company on June 21, 2006, as Vice President, Finance and Chief Financial Officer. Mr. Chacko will receive an annual base salary of $200,000 and is eligible to receive performance-based cash bonuses. Each employment agreement provides that a severance payment will be made if the employment of the employee is terminated by our company without cause, or by the employee for good reason, including, but not limited to, a reduction of the employee’s compensation; a reduction of authority and responsibility; a relocation of place of employment; or a breach of the employment agreement by our company. The severance payment would be six months of base salary; and, if at the end of such six-month period, the individual was not employed or engaged as an independent contractor, we would pay him up to an additional six months of base salary until he is employed or engaged as an independent contractor. In addition to payments of base salary, we have agreed to pay or reimburse these individuals for medical (COBRA) benefits for the periods covered by the severance payments. In addition, these employees have agreed to certain nondisclosure and inventions provisions and certain noncompetition and nonrecruitment provisions during the term of employment and for a period of one year after termination of employment. We also expect to pay Mr. Berman’s relocation expenses in accordance with the offer letter we entered into with him in September 2004.

In connection with the commencement of his employment, we granted Mr. Jeter a ten-year stock option under our Amended and Restated 2001 Equity Incentive Plan to purchase 23,250 shares of common stock at $8.40 per share with vesting of 25 percent on the first anniversary of the date of grant and 6.25 percent quarterly thereafter. In connection with the commencement of his employment, we granted Mr. Tegan a ten-year stock option under our Amended and Restated 2001 Equity Incentive Plan to purchase 25,000 shares of common stock at $10.50 per share with vesting of 25 percent on the first anniversary of the date of grant and 6.25 percent quarterly thereafter. In connection with the commencement of his employment, we have agreed to grant Mr. Chacko a ten-year stock option under our Amended and Restated 2001 Equity Incentive Plan to purchase 91,229 shares of common stock at a price per share equal to the per share closing price of our common stock on the date of grant with vesting of 25 percent on the first anniversary of the date of grant and 6.25 percent quarterly thereafter.

In April 2006, we entered into an amendment to our employment agreement with Mr. Jungbauer to reflect the mutual decision reached concerning Mr. Jungbauer’s departure from our company. Pursuant to the amendment, Mr. Jungbauer’s employment will terminate on the date we advise him that we have engaged a new chief financial officer and/or principal accounting officer. We agreed, however, that the actual date of termination of Mr. Jungbauer’s employment will be no earlier than July 31, 2006. We also have the right, at our option, to extend Mr. Jungbauer’s employment (as a non-officer) for a transition period. Such transition period will not, without Mr. Jungbauer’s consent, continue beyond December 31, 2006. Mr. Jungbauer’s compensation and benefits will continue to be paid under the employment agreement at their current rates through the termination date and any transition period. Except for the severance payments described below, Mr. Jungbauer will no longer be eligible for bonus or other incentive compensation. Under the terms of the employment agreement, Mr. Jungbauer has the right to terminate his employment upon 60 days’ prior notice and is entitled to a severance payment equal to six months of base compensation. Under the employment agreement, Mr. Jungbauer will receive a severance payment of $100,000 on his termination date. To facilitate a smooth transition, we have agreed to make an additional severance payment to Mr. Jungbauer. Under the amendment, Mr. Jungbauer will receive an additional severance payment of $100,000 on January 2, 2007. In addition to these severance payments, we have agreed to pay or reimburse Mr. Jungbauer for medical (COBRA) benefits for the periods covered by the severance payments. Mr. Jungbauer holds stock options for the purchase of 144,012 shares of our common stock. His stock option agreements provide that he has three months following termination of employment to exercise the vested portions thereof. Options to purchase 44,066 shares of our common stock will be vested as of July 1, 2006. Pursuant to the amendment, we agreed to amend Mr. Jungbauer’s stock option agreements to provide that his options, to the extent vested on the termination date, will be exercisable for a period of twelve months following the termination of Mr. Jungbauer’s employment.

Non-Employee Director Compensation

Through November 2003, our non-employee directors were entitled to receive automatic annual stock option grants for the purchase of 700 shares under our 1993 Director Stock Option Plan. Between the expiration of such plan and August 2004, automatic annual stock option grants for the purchase of 700 shares were made to our non-employee directors under our 2001 Equity Incentive Plan.

On March 21, 2005, we granted a stock option for the purchase of 5,000 shares of common stock to each of David B. Kaysen and Susan L. Critzer for their service as non-employee directors. These options were granted outside our shareholder-approved plans, were fully vested at the date of grant, and are exercisable at $10.00 per share. These options expire on March 21, 2015.

On June 8, 2005, our compensation committee adopted cash and equity-based compensatory arrangements for non-employee directors. On August 3, 2005, our compensation committee made certain revisions to the equity-based compensatory arrangements, which revisions are reflected in the following discussion.

Effective May 1, 2005, each non-employee director receives the following cash compensation for a full year of service to our company (paid quarterly):

Position	Annual Retainer
Board Member (other than Board Chairperson)	$6,000
Board Chairperson	$12,000
Audit Committee Member (other than Committee Chairperson)	$500
Audit Committee Chairperson	$2,000
Compensation Committee Member (other than Committee Chairperson)	$500
Compensation Committee Chairperson	$1,000

Our directors are also reimbursed for certain reasonable expenses incurred in attending board meetings.

In addition, each year, as of the date of the annual meeting of shareholders of our company, commencing with the 2005 annual meeting of the shareholders, each eligible director who has been elected or reelected or who is continuing as a member of the board as of the adjournment of the annual meeting, automatically receives an option award in the amount of 5,000 shares (the “Annual Grant”) under our 2005 Director Stock Option Plan. In addition, each eligible director who is elected to the board other than at an annual meeting of shareholders shall automatically receive an option award (the “Initial Award”) under such plan. The number of shares to be covered by an Initial Award shall equal the nearest whole number, rounded down, equal to (a) 5,000 shares multiplied by (b) the quotient obtained by dividing (1) the number of whole weeks between the date of such person’s election of the board and the scheduled date of the next annual meeting of shareholders and (2) 52 weeks. The date of an Initial Award shall be the date of election of such person to the board. Pursuant to our 2005 Director Stock Option Plan, we granted options for the purchase of 673 shares of common stock to each of Larry G. Haimovitch and J. Robert Paulson, Jr. on August 3, 2005, and options for the purchase of 5,000 shares of common stock to each of Susan L. Critzer, Larry G. Haimovitch, Lawrence L. Horsch, David B. Kaysen, Paul K. Miller and J. Robert Paulson, Jr. on September 22, 2005.

In May 2006, our Board of Directors awarded non-qualified stock options for the purchase of 5,000 shares of common stock to each of Susan L. Critzer, Larry G. Haimovitch, Lawrence L. Horsch, David B. Kaysen, Paul K. Miller and J. Robert Paulson, Jr. The foregoing options were issued to each of our non-employee directors under our Amended and Restated 2001 Equity Incentive Plan. Such options vested immediately. They are exercisable at $10.50 per share. These options expire on May 10, 2016.

Each non-employee director shall also automatically be granted the right to elect to receive additional options in lieu of the amount of the director’s cash compensation (“Annual Retainer”), or a portion thereof, for the year following election or reelection to, or continuation on, the board.

The Initial Awards, the Annual Grants and any options issued in lieu of the Annual Retainer have ten-year terms and vest 100 percent on the first anniversary of the date of grant. The vesting of such options accelerates in the event of a change of control of our company.

Directors who are also employees receive no remuneration for services as members of the board or any board committee.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Agreements with Lawrence L. Horsch

Effective August 19, 2003, we entered into a letter agreement with Lawrence L. Horsch, who became one of our directors in August 2003, who served as Chairman of the Board from August 2003 to September 2005, and who served as our Acting Chief Executive Officer from April 2004 to August 2004. Pursuant to this agreement, Mr. Horsch agreed to provide 32 hours of service per month as Chairman for a retainer of $60,000 per year. Pursuant to the agreement, Mr. Horsch agreed to purchase 8,571 shares of common stock from our company at a price of $7.00 per share. As additional consideration, we issued a ten-year option to Mr. Horsch for the purchase of 10,000 shares of common stock exercisable at $7.00 per share. This option vests in full upon the fourth anniversary of the date of grant. However, this vesting was accelerated to the extent of two-thirds of the shares purchasable under the option because of certain advances in product development and achievement of certain stock performance. Mr. Horsch has orally agreed to relinquish options for the purchase of 3,333 shares of common stock because one milestone under the applicable option agreement, which would have accelerated the vesting of such option to the extent of 3,333 shares of common stock had it been achieved, was not achieved. Our board of directors ceased paying the $60,000 per year retainer effective March 31, 2005.

On April 16, 2004, we entered into an arrangement with Mr. Horsch to compensate him for the extra hours he worked beyond the 32 hours per month agreed upon in the August 19, 2003 letter agreement. Pursuant to this arrangement, Mr. Horsch has been granted (1) a ten-year option to purchase 4,464 shares of common stock at $16.80 per share, (2) a ten-year option to purchase 14,985 shares of common stock at $16.70 per share, and (3) a ten-year option to purchase 6,205 shares of common stock at $20.00 per share. The number of shares of common stock purchasable pursuant to such options is the value of the hours (at $150 per hour) divided by 0.3 with the result divided by the exercise price. These options represent payment for the additional hours of service rendered to our company from February 19, 2004, to December 31, 2004.

Mr. Horsch resigned from the position of Chairman of the Board at the commencement of the 2005 annual meeting of shareholders, but remains a director of our company.

Technical Assistance Agreement with Adel A. Mikhail, Ph.D.

In June 2003, we entered into a technical assistance agreement with Adel A. Mikhail, Ph.D., who was then one of our directors. Pursuant to this agreement, Dr. Mikhail agreed to perform 40 hours of consulting services per month in exchange for a retainer of $6,000 per month. We also agreed to pay him $125 per hour, up to a maximum of $1,000 per day, for services beyond 40 hours per month. During the fiscal years ended April 30, 2004 and 2005, we paid Dr. Mikhail $72,000 and $39,405, respectively, in technical assistance fees. In September 2004, Dr. Mikhail resigned as a director and as a consultant to our company.

Arrangements and Transactions with PKM Properties, LLC

Credit Agreements.   To meet critical working capital shortages in recent fiscal years, we established the following credit agreements with PKM Properties, LLC (“PKM”), an entity controlled by Paul K. Miller, one of our directors, and one of the largest beneficial owners of our securities. While outstanding, the amounts borrowed from PKM were collateralized by substantially all of our assets.

Date	Nature of Financing	Interest Rate	Amount Borrowed		Disposition
January 2003	Discretionary Credit Agreement	10.0%	$943,666		Converted
May 2003	Discretionary Credit Agreement	10.0%	$935,000	(1)	Converted
November 2003	Credit Agreement	10.0%	$500,000		Converted
April 2004	Short-Term Note	10.0%	$140,250	(1)	Repaid
October 2004	Discretionary Credit Agreement	10.0%	$500,000		Converted
February 2005	Credit Agreement	10.0%	$500,000		Repaid

(1)    Represents amount borrowed less a placement fee of 6.5 percent of such amount.

During the fiscal years ended April 30, 2004 and 2005, we made interest payments to PKM of $173,878 and $164,104, respectively.

We entered into debt conversion agreements as of April 1, 2005, with certain debt holders for the conversion of an aggregate of approximately $4.4 million of debt into equity securities. Pursuant to one such agreement, PKM converted approximately $3.0 million of outstanding indebtedness into 297 shares of 5% Series A Convertible Preferred Stock at a stated value of $10,000 per share. Each share of preferred stock was convertible into the number of shares of common stock equal to the stated value divided by $5.00, subject to anti-dilution adjustments. The terms of the preferred stock included dividend, protective, liquidation and conversion rights. In December 2005, we purchased such preferred stock from PKM in consideration of the issuance of 913,253 shares of common stock. For further information, please review “Management’s Discussion and Analysis or Plan of Operation—Liquidity and Capital Resources.”  The preferred stock sold to PKM was issued along with a warrant to purchase 445,200 shares of common stock. The warrant had a term of five years and was originally exercisable at $5.00 per share, subject to anti-dilution adjustments. In December 2005, PKM exercised such warrant on a net exercise basis, using an exercise price of $3.25 per share and a market price of $6.60 per share, resulting in the issuance of 225,972 shares of common stock. For further information, please review “Management’s Discussion and Analysis or Plan of Operation—Liquidity and Capital Resources.”  In April 2004, we repaid in full the April 2004 Short-Term Note. In April 2005, we repaid in full the February 2005 Credit Agreement. As a result, we have fully repaid our indebtedness to PKM. At May 31, 2006, the lease with PKM (described below) remained outstanding.

As additional consideration for the foregoing credit agreements, we issued the following warrants to PKM with terms and conditions that included weighted-average anti-dilution rights and certain rights to require registration of the common stock underlying the warrants under federal and state securities laws. The exercise prices and the number of shares purchasable under such warrants have adjusted pursuant to the anti-dilution provisions thereof. Such adjusted numbers are also presented below. There were no warrants issued to PKM in connection with the April 2004 Short-Term Note.

Date	Term	Original Number of Shares	Original Exercise Price	Adjusted Number of Shares	Adjusted Exercise Price
January 2003	Ten-Year	35,000	$5.96	59,600	$3.50
May 2003	Ten-Year	38,034	$7.00	73,957	$3.60
November 2003	Ten-Year	7,738	$16.80	28,888	$4.50
November 2003 (extension)	Ten-Year	33,093	$20.00	140,822	$4.70
October 2004	Ten-Year	3,401	$14.70	11,363	$4.40
February 2005	Ten-Year	49,459	$5.00	72,734	$3.40

In addition to the foregoing warrants, we made the following payments to PKM in connection with the credit agreements:

•                    Placement fee of 6.5 percent of the amount borrowed under the May 2003 Discretionary Credit Agreement

•                    $56,404 in fees and expenses incurred on behalf of PKM in connection with the May 2003 Discretionary Credit Agreement

•                    Placement fee of 6.5 percent of the amount borrowed under the April 2004 Short-Term Note

•                    $32,113 in fees and expenses incurred on behalf of PKM in connection with the October 2004 Discretionary Credit Agreement

•                    $19,143 in legal and administrative expenses incurred by PKM in connection with the February 2005 Credit Agreement

•                    $18,086 in fees and expenses incurred on behalf of PKM in connection with the Debt Conversion Agreement

Financing Transaction and Lease.   On April 4, 2003, we sold our real estate, including real property and office-warehouse-manufacturing facility, together with certain personal property related thereto, to PKM. The purchase price for the property was $3.84 million, paid with (1) $1.0 million in cash (subject to certain reductions, prorations and credits), (2) PKM’s assumption of a mortgage note against the property in the amount of $2.5 million in favor of Associated Bank Minnesota, dated November 23, 1999, and (3) PKM’s assumption of our promissory note with Dakota Electric Association and land special assessments payable to Dakota County aggregating $336,105. As additional consideration, we issued to PKM a five-year warrant for the purchase of 35,000 shares of our common stock at an exercise price of $6.25 per share. As a result of anti-dilution adjustments through May 31, 2006, this warrant is exercisable for 60,763 shares at $3.60 per share.

Concurrent with the sale of the property, we entered into a ten-year lease for the property with a base annual rent of $360,000 for the first and second year; $370,800 per year for the third, fourth and fifth year, and $389,340 for the remaining years of the lease subject to an increase for additional interest payable by PKM on its long-term permanent financing of the property, which may increase base monthly rents by up to one-twelfth of the additional annual interest payable by PKM. Assuming we are not in default under the terms of the lease, we have two options to extend the lease for five-year periods upon expiration of the initial ten-year term at a market rate. We also pay under the lease operating costs and real estate taxes.

Under certain conditions, we also have an option to purchase the building at the end of the initial ten-year term at the fair value at that time. The purpose of the transaction was to retire our bank debt and provide us with additional required working capital.

On June 29, 2005, we entered into a lease termination agreement with PKM. In order to induce PKM, the landlord of our corporate headquarters, to attempt to sell or lease the property to a third party and to terminate the lease with our company, we agreed, among other things, to reimburse PKM for all costs and expenses relating to the lease or the sale of the property, and to termination of the lease on not less than 120 days’ notice. We also agreed that, if we request the landlord to accept less than its minimum required net sale proceeds, we would pay a lease termination fee equal to the difference between the landlord’s minimum net sale proceeds and the actual net sale proceeds. We also agreed to pay a lease termination fee if the landlord re-leases the property on economic terms and conditions less desirable than those of the existing lease. Despite this agreement, there can be no assurance the building will be sold and that we will be successful in obtaining a release from our lease.

During the fiscal years ended April 30, 2004 and 2005, we made lease payments to PKM of $482,640 and $451,015, respectively.

Transaction with Peter L. Hauser

In July 2003, we entered into a loan agreement and borrowed $1.0 million from Mr. Hauser, an existing shareholder, pursuant to a subordinated note with an interest rate of 10 percent per year. While outstanding, the amount borrowed from Mr. Hauser was collateralized by substantially all of our assets. We issued to Mr. Hauser a ten-year warrant for the purchase of 38,035 shares of our common stock on terms comparable to the warrants issued to PKM in connection with the May 2003 Discretionary Credit Agreement. As a result of anti-dilution adjustments through May 31, 2006, this warrant was exercisable for 73,958 shares at $3.60 per share. In February 2004, the maturity date of this loan was extended to June 30, 2005. In connection with the extension, we issued a warrant with a ten-year term to purchase up to 13,600 shares of our common stock at an exercise price of $20.00 per share. As a result of anti-dilution adjustments through May 31, 2006, this warrant is exercisable for 57,872 shares at $4.70 per share.

We entered into debt conversion agreements as of April 1, 2005, with certain existing debt holders for the conversion of an aggregate of approximately $4.4 million of debt into equity securities. Pursuant to one such agreement, Mr. Hauser converted approximately $1.0 million of outstanding indebtedness into 100 shares of 5% Series A Redeemable Convertible Preferred Stock at a stated value of $10,000 per share. Each share of preferred stock was convertible into the number of shares of common stock equal to the stated value divided by $5.00, subject to anti-dilution adjustments. The terms of the preferred stock included dividend, protective, liquidation and conversion rights. In January 2006, we purchased such preferred stock from Mr. Hauser in consideration of the issuance of 310,161 shares of common stock. For further information, please review “Management’s Discussion and Analysis or Plan of Operation—Liquidity and Capital Resources.” The preferred stock sold to Mr. Hauser was issued along with a warrant to purchase 151,200 shares of common stock. The warrant had a term of five years and was originally exercisable at $5.00 per share, subject to anti-dilution adjustments. In January 2006, Mr. Hauser exercised such warrant on a net exercise basis, using an exercise price of $3.25 per share and a market price of $6.60 per share, resulting in the issuance of 76,745 shares of common stock. For further information, please review “Management’s Discussion and Analysis or Plan of Operation—Liquidity and Capital Resources.”

Employment Agreements

We have employment agreements with Marc P. Flores, our President, Chief Executive Officer and one of our directors, John H. Jungbauer, our Vice President, Finance and Chief Financial Officer, Adam L. Berman, our Vice President, Research and Development, Robert W. Clapp, our Vice President,

Operations, Dennis E. Steger, our Vice President, Regulatory Affairs and Quality Assurance, James E. Jeter, our Vice President, Sales, Gary O. Tegan, our Vice President, Marketing, and Eapen Chacko, who has agreed to join our company as Vice President, Finance and Chief Financial Officer. You should review “Executive Compensation—Employment Contracts and Termination of Employment, and Change-in-Control Arrangements” for more information about such agreements.

Director Options

In March 2005, we granted a stock option for the purchase of 5,000 shares of common stock to David B. Kaysen and we granted a stock option for the purchase of 5,000 shares of common stock to Susan L. Critzer. Mr. Kaysen and Ms. Critzer are two of our non-employee directors. These options were granted outside our shareholder-approved plans, they were 100 percent vested at the date of grant, and they are exercisable at $10.00 per share. These options expire on March 21, 2015.

Pursuant to our 2005 Director Stock Option Plan, we granted options for the purchase of 673 shares of common stock, exercisable at $8.00 per share, to each of Larry G. Haimovitch and J. Robert Paulson, Jr. on August 3, 2005, and options for the purchase of 5,000 shares of common stock, exercisable at $7.40 per share, to each of Susan L. Critzer, Larry G. Haimovitch, Lawrence L. Horsch, David B. Kaysen, Paul K. Miller and J. Robert Paulson, Jr. on September 22, 2005. These awards have ten-year terms and vest 100 percent on the first anniversary of the date of grant. The vesting of such options accelerates in the event of a change of control of our company.

In May 2006, we awarded non-qualified stock options for the purchase of 5,000 shares of common stock to each of Susan L. Critzer, Larry G. Haimovitch, Lawrence L. Horsch, David B. Kaysen, Paul K. Miller and J. Robert Paulson, Jr. The foregoing options were issued to each of our non-employee directors under our Amended and Restated 2001 Equity Incentive Plan. Such options vested immediately. They are exercisable at $10.50 per share. These options expire on May 10, 2016.

Management Options

Effective April 1, 2005, we awarded (1) a non-qualified stock option for the purchase of 344,034 shares of common stock to Marc P. Flores, our President and Chief Executive Officer, (2) a non-qualified stock option for the purchase of 129,013 shares of common stock to John H. Jungbauer, our Vice President, Finance and Chief Financial Officer, (3) a non-qualified stock option for the purchase of 64,506 shares of common stock to Adam L. Berman, our Vice President, Research and Development, (4) a non-qualified stock option for the purchase of 64,506 shares of common stock to Robert W. Clapp, our Vice President, Operations, (5) a non-qualified stock option for the purchase of 21,502 shares of common stock to Dennis E. Steger, our Vice President, Regulatory Affairs and Quality Assurance, and (6) a non-qualified stock option for the purchase of 43,004 shares of common stock to a former employee. The foregoing options were issued outside our employee benefit plans. Such options vest to the extent of 25 percent on the first anniversary of the date of grant and 6.25 percent quarterly thereafter. They are exercisable at $8.90 per share. These options expire on April 1, 2012.

In April 2006, we awarded (1) a non-qualified stock option for the purchase of 28,669 shares of common stock to Mr. Flores, (2) a non-qualified stock option for the purchase of 7,167 shares of common stock to Adam L. Berman, our Vice President, Research and Development, (3) a non-qualified stock option for the purchase of 7,167 shares of common stock to Robert W. Clapp, our Vice President, Operations, and (4) a non-qualified stock option for the purchase of 2,867 shares of common stock to Dennis E. Steger, our Vice President, Regulatory Affairs and Quality Assurance. The foregoing options were issued under our Amended and Restated 2001 Equity Incentive Plan. Such options vest to the extent of 25 percent on the first anniversary of the date of grant and 6.25 percent quarterly thereafter. They are exercisable at $12.00 per share and expire on April 3, 2013.

We have also awarded options to James E. Jeter, our Vice President, Sales, and Gary O. Tegan, our Vice President, Marketing, and have agreed to award an option to Eapen Chacko, who has agreed to join our company as Vice President, Finance and Chief Financial Officer. You should review “Executive Compensation—Employment Contracts and Termination of Employment, and Change-in-Control Arrangements” for more information about such options.

Related Party Distributor

Prior to our exit from the heart valve business, we sold heart valves through a distribution network of approximately 37 exclusive distributors, including Mercé v. Electromedicina, S.L. The Managing and General Director of Mercé v. Electromedicina, Salvador Mercé Cervelló, is one of our former board members. During the fiscal years ended April 30, 2004 and 2005, such distributor made net purchases of product from our company equal to approximately 29.4 percent and 42.4 percent of our net sales, respectively. Our accounts receivable with this distributor accounted for approximately 35.7 and 54.4 percent of our accounts receivable at April 30, 2004 and 2005, respectively. Obligations to us from this distributor are unsecured. During the quarter ended January 31, 2005, in an effort to raise $250,000 in cash to continue operations, we sold 400 heart valves at a fifty-five percent discount to Mercé v. Electromedicina.

General

The transactions set forth herein were approved by a majority of our independent, disinterested directors who had access, at our expense, to our legal counsel or independent legal counsel. We believe that all such transactions were made on terms no less favorable to us than we could have obtained from unaffiliated third parties. In the future, all material affiliated transactions will be approved by a majority of our independent, disinterested directors who will have access, at our expense, to our legal counsel or independent legal counsel and will be on terms no less favorable to us than we could obtain from unaffiliated third parties.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information known to us regarding beneficial ownership of our common stock as of May 31, 2006, by (a) each person who is known to us to own beneficially more than five percent of our common stock, (b) each director, (c) each executive officer, and (d) all executive officers and directors as a group. The percentage of beneficial ownership before the offering is based on 9,122,946  shares outstanding as of May 31, 2006. The percentage of beneficial ownership after the offering is based on 12,822,946 shares outstanding after the offering. As indicated in the footnotes, shares issuable pursuant to warrants and options are deemed outstanding for computing the percentage of the person holding such warrants or options but are not deemed outstanding for computing the percentage of any other person. Unless otherwise noted, each person identified below has sole voting and investment power with respect to such shares. Except as otherwise noted below, we know of no agreements among our shareholders which relate to voting or investment power with respect to our common stock. Unless otherwise indicated, the address for each listed shareholder is c/o MedicalCV, Inc., 9725 South Robert Trail, Inver Grove Heights, Minnesota 55077.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned(1)		Percent Beneficially Owned Before Offering (1)	Percent Beneficially Owned After Offering(1)
MedCap Management and Research LLC 500 Third St., Ste 535 San Francisco, CA 94107-6809	1,856,050	(2)	20.3%	14.5%
Paul K. Miller	1,754,362	(3)	18.3%	13.2%
SF Capital Partners, Ltd. c/o Stark Offshore Management, LLC 3600 S Lake Dr. St. Francis, WI 53235-3716	1,373,100	(4)	15.1%	10.7%
Paul K. Miller Irrevocable Trust of 2005 606 24th Avenue South, Suite B12 Minneapolis, MN 55454	1,139,226		12.5%	8.9%
Whitebox Advisors, LLC. 3033 Excelsior Blvd., Ste 300 Minneapolis, MN 55416	1,126,654	(5)	12.3%	8.8%
MedCap Partners, L.P. 500 Third St., Ste 535 San Francisco, CA 94107-6809	1,101,007	(2)	12.1%	8.6%
Millennium Partners, L.P. c/o Millennium Management, L.L.C. 666 Fifth Ave., 8th Fl New York, NY 10103-0899	905,680	(6)	9.9%	7.1%
MedCap Master Fund, L.P. 500 Third St., Ste 535 San Francisco, CA 94107-6809	755,043	(2)	8.3%	5.9%
Perkins Capital Management, Inc. 730 East Lake Street Wayzata, MN 55391	548,333	(7)	5.9%	4.2%
Peter L. Hauser 16913 Kings Court Lakeville, Minnesota 55044	535,477	(8)	5.8%	4.1%
Marc P. Flores	115,346	(9)	1.2%	*

Lawrence L. Horsch	52,791	(10)	*	*
John H. Jungbauer	49,065	(11)	*	*
Larry G. Haimovitch	39,735	(12)	*	*
Robert W. Clapp	23,946	(13)	*	*
Adam L. Berman	23,908	(14)	*	*
Susan L. Critzer	15,100	(15)	*	*
Dennis E. Steger	14,967	(16)	*	*
David B. Kaysen	12,100	(17)	*	*
J. Robert Paulson, Jr.	5,000	(17)	*	*
James E. Jeter	1,290		*	*
Gary O. Tegan	0		0	0
All current directors and executive officers as a group (13 persons)	2,107,610	(18)	21.3%	15.5%

*       Less than one percent.

(1)    Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to securities. Securities “beneficially owned” by a person may include securities owned by or for, among others, the spouse, children, or certain other relatives of such person as well as other securities as to which the person has or shares voting or investment power or has the option or right to acquire within 60 days of May 31, 2006. Shares beneficially owned reflect the one-for-ten reverse stock split of our common stock and preferred stock effective May 31, 2006.

(2)  Based solely upon the Schedule 13G filed with the SEC on April 7, 2006. As set forth in the Schedule 13G, as supplemented by the Form 4 filed with the SEC on May 2, 2006, Medcap Management & Research LLC (“MMR”) as general partner and investment manager of MedCap Partners L.P. and MedCap Master Fund L.P. and C. Fred Toney as managing member of MMR may be deemed to beneficially own the shares owned by MedCap Partners and MedCap Master Fund in that they may be deemed to have the power to direct the voting or disposition of the shares. Neither the filing of the Schedule 13G nor any of its contents is deemed to constitute an admission that either MMR or Mr. Toney is, for any purpose, the beneficial owner of any securities to which the Schedule 13G relates, and MMR and Mr. Toney disclaim beneficial ownership as to the securities reported in the Schedule 13G, except to the extent of their respective pecuniary interests therein.

(3)  Represents (a) 146,758 shares, (b) 12,000 shares owned by Gracon Contracting Co., an entity over which Mr. Miller exercises control, (c) 7,800 shares purchasable upon the exercise of options, (d) 448,128 shares purchasable upon the exercise of warrants held by PKM Properties, LLC, an entity over which Mr. Miller exercises control, (e) 1,139,226 shares held by the Paul K. Miller Irrevocable Trust of 2005, of which Mr. Miller is the sole beneficiary, and (f) 450 shares owned by Mr. Miller’s spouse.

(4)  Based solely upon the Schedule 13G filed with the SEC on April 8, 2005. As set forth in the Schedule 13G, Michael A. Roth and Brian J. Stark are the Managing Members of Stark Offshore Management, LLC (“Stark Offshore”), which acts as investment manager and has sole power to direct the management of SF Capital Partners Ltd. Through Stark Offshore, Messrs. Roth and Stark possess voting and dispositive power over all of the shares to which the Schedule 13G relates. Messrs. Roth and Stark disclaim beneficial ownership of the shares.

(5)    Represents (a) 345,985 shares held by Whitebox Hedged High Yield Partners, L.P. ("WHHYP"), (b) 320,922 shares held by Whitebox Intermarket Partners, L.P. ("WIP"), (c) 201,724 shares held by Pandora Select Partners ("PSP"), (d) 185,837 shares held by Whitebox Convertible Arbitrage Partners, L.P. ("WCAP"), (e) 56,590 shares held by GPC LIX, LLC, and (f) 15,596 shares held by Guggenheim Portfolio Company XXXI, LLC. Whitebox Advisors, LLC ("WA") is the investment advisor for GPC LIX, LLC and Guggenheim Portfolio Company XXXI, LLC. WA, the managing member of each of (i) Whitebox Hedged High Yield Advisors, LLC ("WHHYA"), (ii) Whitebox Intermarket Advisors, LLC ("WIA"), (iii) Pandora Select Advisors, LLC ("PSA") and (iv) Whitebox Convertible Arbitrage Advisors, LLC ("WCAA"), has the power to direct the affairs of each of WHHYA, WIA, PSA and WCAA. WHHYA, WIA, PSA and WCAA manage accounts for the benefit of its respective clients WHHYP, WIP, PSP and WCAP. As a result of these relationships, WA may be deemed to have indirect beneficial ownership of the shares of common stock beneficially owned by each of WHHYP, WIP, PSP, WCAP, GPC LIX, LLC and Guggenheim Portfolio Company XXXI, LLC.

(6)  Based solely upon the Schedule 13G filed with the SEC on January 10, 2006. As set forth in the Schedule 13G, the general partner of Millennium Partners, L.P., a Cayman Islands exempted limited partnership (“Millennium Partners”), is Millennium Management, L.L.C., a Delaware limited liability company (“Millennium Management”), and consequently may be deemed to have voting control and investment discretion over securities owned by Millennium Partners. Israel A. Englander (“Mr. Englander”) is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by either of Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millennium Partners. Millennium Partners is a limited partner of Millenco, L.P., a Delaware limited partnership and a registered broker-dealer, and is affiliated with two other broker-dealer entities. The number of shares beneficially owned by Millennium Partners includes 2,200 shares held by Millenco, L.P., an affiliate of Millennium Partners, L.P.

(7)         Includes 98,550 shares purchasable upon the exercise of warrants.

(8)         Represents (a) 386,907 shares, (b) 16,740 shares held by Mr. Hauser’s IRA, and (c) 131,830 shares purchasable upon the exercise of warrants.

(9)         Represents (a) 3,000 shares and (b) 112,346 shares purchasable upon the exercise of options.

(10)  Represents (a) 11,571 shares, (b) 3,000 shares purchasable upon the exercise of warrants, and (c) 38,220 shares purchasable upon the exercise of options.

(11)   Represents (a) 2,500 shares, (b) 2,500 shares purchasable upon the exercise of warrants, and (c) 44,065 shares purchasable upon the exercise of options.

(12)              Represents (a) 34,735 shares held by The Haimovitch 2000 Separate Property Revocable Trust and (b) 5,000 shares purchasable upon the exercise of options.

(13)     Represents (a) 1,000 shares and (b) 22,946 shares purchasable upon the exercise of options.

(14)     Represents (a) 1,250 shares and (b) 22,658 shares purchasable upon the exercise of options.

(15)  Represents (a) 3,000 shares and (b) 12,100 shares purchasable upon the exercise of options.

(16)   Represents (a) 1,000 shares and (b) 13,967 shares purchasable upon the exercise of options.

(17)               Represents shares purchasable upon the exercise of options.

(18)     Represents (a) 1,357,780 shares, (b) 453,628 shares purchasable upon the exercise of warrants, and (c) 296,202 shares purchasable upon the exercise of options.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 24,000,000 shares of common stock, par value $0.01 per share, 998,100 shares of preferred stock, par value $0.01 per share, and 1,900 shares of 5% Series A Redeemable Convertible Preferred Stock. As of May 31, 2006, we had no outstanding shares of 5% Series A Redeemable Convertible Preferred Stock.

Common Stock

As of May 31, 2006, we had 9,122,946 shares of common stock issued and outstanding. All outstanding shares of common stock are fully paid and nonassessable. The holders of common stock are entitled to one vote for each share held of record on all matters voted upon by shareholders and may not cumulate votes for the election of directors. Thus, the owners of a majority of the common stock outstanding may elect all of the directors if they choose to do so, and the owners of the balance of such shares would not be able to elect any directors. Subject to the rights of any future series of preferred stock which may be designated, each share of outstanding common stock is entitled to participate equally in any distribution of net assets made to the shareholders in the event of liquidation, dissolution or winding up of our company and is entitled to participate equally in dividends as and when declared by the board of directors. There are no redemption, sinking fund, conversion or preemptive rights with respect to the shares of common stock. All shares of common stock have equal rights and preferences.

Undesignated Preferred Stock

Under governing Minnesota law and our articles of incorporation, no action by our shareholders is necessary, and only action of the board of directors is required, to authorize the issuance of any of the shares of authorized preferred stock. The board of directors is empowered to establish, and to designate the name of, each class or series of preferred stock and to set the terms of such shares, including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion, voting rights, preferences and other rights. Accordingly, the board of directors, without shareholder approval, may issue shares of preferred stock with terms that could adversely affect the voting power and other rights of holders of the common stock.

The undesignated preferred stock may have the effect of discouraging an attempt, through the acquisition of a substantial number of shares of common stock, to acquire control of our company with a view to effecting a merger, sale or exchange of assets or a similar transaction. For example, the board of directors could issue preferred stock as a dividend to holders of common stock or place preferred stock privately with purchasers who may side with the board of directors in opposing a takeover bid. The anti-takeover effects of the undesignated preferred stock may deny shareholders the receipt of a premium on their common stock and may also have a depressive effect on the market price of the common stock.

Stock Options

We have adopted two stock option plans under which we may grant options to employees, consultants, independent contractors, officers and employee directors. We reserved 50,000 shares of common stock for the grant of stock options under our 1992 Stock Option Plan. As of May 31, 2006, options to purchase 1,175 shares of common stock were outstanding and no further options were available for grant under our 1992 Stock Option Plan. We reserved 50,000 shares of common stock for the grant of stock options under our 1997 Stock Option Plan. As of May 31, 2006, options to purchase 43,641 shares of common stock were outstanding and options to purchase 6,359 shares of common stock were available for grant under our 1997 Stock Option Plan.

In June 2001, we adopted the 2001 Equity Incentive Plan and reserved 50,000 shares of common stock for issuance upon exercise of stock options, for grants of performance awards and for awards of restricted stock to be granted under the plan to employees, officers, consultants, advisors, employee and non-employee directors and employees of certain related entities. This plan was approved by our shareholders on August 9, 2001. Prior to adoption of the amended and restated plan in September 2005, additional shares of common stock became available for issuance under the plan each year. In September 2005, our shareholders approved the amended and restated plan which, among other things, increased the number of shares reserved for issuance under the plan to 600,000 shares of common stock and eliminated the “evergreen” provision by which additional shares of common stock were automatically added to the plan annually without shareholder action. As of May 31, 2006, 231,130 options were outstanding and 368,870 shares were available for issuance under our Amended and Restated 2001 Equity Incentive Plan.

Director Stock Options

We also have stock option plans under which we have granted options to non-employee directors. We reserved 30,000 shares of common stock for the grant of stock options under our 1993 Director Stock Option Plan and 100,000 shares of common stock for the grant of stock options under our 2005 Director Stock Option Plan. As of May 31, 2006, options to purchase 4,900 shares of common stock were outstanding and no further options were available for grant under our 1993 Director Stock Option Plan. As of May 31, 2006, options to purchase 31,346 shares of common stock were outstanding and 68,654 shares were available for issuance under our 2005 Director Stock Option Plan.

Warrants

As of May 31, 2006, we had outstanding warrants to purchase an aggregate of 1,072,124 shares of common stock and outstanding warrants to purchase an aggregate of 48,187 units, each such unit consisting of one share of common stock and one common stock purchase warrant.

In general, each outstanding warrant contains anti-dilution provisions, together with certain incidental and demand rights which will require us to register the shares underlying the warrants with the SEC at our expense.

Holders of such warrants are not entitled to vote, receive dividends or exercise any of the rights of holders of the shares of common stock for any purpose until the warrants have been duly exercised and payment of the purchase price has been made. The warrants may be presented for exercise at our office. There is no established market for the warrants, and we expect no such market will develop.

Of the above-described warrants, a warrant for the purchase of 40,996 shares of common stock, which expires on April 1, 2010, was issued to the finder in our April 2005 private placement. As amended effective January 6, 2006, this warrant entitles the holder to purchase 40,996 shares of common stock at an exercise price of $3.25 per share. If an exercise notice is delivered to us at a time when a registration statement permitting the holder to resell the warrant shares is not then effective or the related prospectus is not then available, then the holder may notify us of its election to exercise the warrant on a cashless basis (based upon then-current market value).

Certain Effects of Authorized but Unissued Stock

As of May 31, 2006, under our articles of incorporation, there were 24,000,000 shares of common stock authorized, 1,900 shares of 5% Series A Redeemable Convertible Preferred Stock authorized, and 998,100 shares of preferred stock authorized and available for future issuance without shareholder approval. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions. With the exception of the following possible issuances, we do not currently have any plans to issue additional shares of common stock:

•       1,072,124 shares of common stock issuable by us upon the exercise of outstanding warrants at a weighted average exercise price of $11.21 per share;

•       958,253 shares of common stock issuable by us upon the exercise of stock options granted at a weighted average exercise price of $9.74 per share, and 442,885 shares available for issuance pursuant to future grants, under our stock option plans; and

•       48,187 units, each consisting of one share of common stock and one warrant exercisable for one share of common stock at $18.375 per share, issuable by us upon the exercise of warrants at $4.70 per unit that we issued to our agent in our 2004 private placement.

One of the effects of the existence of unissued and unreserved common and preferred stock is that the board of directors could issue shares to persons likely to support current management and thereby protect the continuity of our company’s management. Such additional shares could also be used to dilute the ownership of persons seeking to obtain control of our company.

Certain Limited Liability, Indemnification and Anti-Takeover Provisions under Minnesota Law

Our articles of incorporation limit the liability of our directors to the fullest extent permitted by Minnesota law. Specifically, our directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liability for:

•       Any breach of the director’s duty of loyalty to our company or our shareholders;

•       Acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•       Corporate distributions which are in contravention of restrictions in the Minnesota Business Corporation Act, our articles of incorporation or bylaws or any agreement to which our company is a party;

•       Violations of Minnesota securities laws;

•       Any transaction from which the director derives an improper personal benefit; or

•       Any act or omission occurring before the effective date of the provision in our articles of incorporation eliminating or limiting liability.

Section 302A.521 of the Minnesota Business Corporation Act provides that a Minnesota business corporation must indemnify any director, officer, employee or agent of the corporation made or threatened to be made a party to a proceeding, by reason of the former or present official capacity, as defined, of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain statutory standards are met. For this purpose, proceeding means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of the corporation. Section 302A.521 contains detailed terms regarding such right of indemnification. You should refer to that section for a complete statement of such indemnification rights.

Our bylaws provide that each past or present director, officer, committee member and employee of our company will be indemnified by us in accordance with, and to the fullest extent permissible by, applicable law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Certain provisions of Minnesota law, described below, could delay, defer or prevent a change in control of our company and could have the effect of making it more difficult to acquire our company or remove incumbent management.

We are governed by the provisions of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act because we are an “issuing public corporation” that has 50 or more shareholders. In general, Section 302A.671 provides that the shares of a corporation acquired in a “control share acquisition” have no voting rights unless voting rights are approved in a prescribed manner. A “control share acquisition” is an acquisition, directly or indirectly, of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20 percent or more in the election of directors. In general, Section 302A.673 prohibits a public Minnesota corporation from engaging in a “business combination” with an “interested shareholder” for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination or the interested shareholder’s acquisition of shares is approved in a prescribed manner. “Business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An “interested shareholder” is a person who is the beneficial owner, directly or indirectly, of 10 percent or more of the corporation’s voting stock, or who is an affiliate or associate of the corporation and at any time within four years before the date in question was the beneficial owner, directly or indirectly, of 10 percent or more of the corporation’s voting stock. Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act could, under some circumstances, deny our shareholders the receipt of a premium on their common stock and may also have a depressive effect on the market price of our stock.

In the event of certain tender offers for stock of our company, Section 302A.675 of the Minnesota Business Corporation Act precludes the tender offeror from acquiring additional shares of stock, including acquisitions pursuant to mergers, consolidations or statutory share exchanges, within two years following the completion of such an offer unless the selling shareholders are given the opportunity to sell the shares on terms that are substantially equivalent to those contained in the earlier tender offer. The section does not apply if a committee of the board of directors consisting of all of its disinterested directors, excluding present and former officers of the corporation, approves the subsequent acquisition before shares are acquired pursuant to the earlier tender offer.

Anti-takeover provisions of our articles of incorporation and those under Minnesota law could diminish the opportunity for shareholders to participate in acquisition proposals at a price above our then current stock price. These provisions may also inhibit increases in our stock price that could result from takeover attempts and could adversely affect the voting power of your shares. For example, the ability of our board of directors, without further shareholder approval, to issue preferred stock could have the effect of delaying, deterring or preventing a change in control. No other anti-takeover provisions are currently contemplated by management.

Transfer Agent and Registrar

We have appointed Registrar and Transfer Company as the transfer agent and registrar for our common stock. As of May 31, 2006, we had approximately 241 shareholders of record and approximately 649 beneficial owners.

UNDERWRITING

C.E. Unterberg, Towbin, LLC is acting as the bookrunning manager of the offering, and, together with Craig-Hallum Capital Group LLC and Roth Capital Partners, LLC, are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement, dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares of common stock set forth opposite the underwriter’s name.

Underwriter	Number of Shares of Common Stock
C.E. Unterberg, Towbin, LLC
Craig-Hallum Capital Group LLC
Roth Capital Partners, LLC

Total	3,700,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares of common stock (other than those covered by the over-allotment option described below) if they purchase any of the shares of common stock.

The underwriters propose to offer some of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares of common stock to dealers at the public offering price less a concession not to exceed $      per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $      per share on sales to other dealers. If all of the shares of common stock are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 555,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares of common stock approximately proportionate to that underwriter’s initial purchase commitment.

For a period of 90 days after the date of this prospectus, we have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any additional shares of common stock or securities convertible into or exchangeable or exercisable for any shares of common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of C.E. Unterberg, Towbin, LLC other than:

•       issuances and sales of shares of common stock or stock options pursuant to the terms of a plan in effect as of the date of this prospectus; or

•       issuances of our shares common stock pursuant to the exercise of any employee stock options outstanding as of the date of this prospectus.

Our officers and directors have agreed, subject to certain limited exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of common stock or securities convertible into or exchangeable or exercisable for any shares of common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our shares of common stock, whether any of these transactions are to be settled by delivery of our shares of common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of C.E. Unterberg, Towbin, LLC for a period of 90 days after the date of this prospectus.

The 90-day restricted period described in the preceding two paragraphs will be extended if:

•       during the last 17 days of the 90-day restricted period we issue an earnings release or announce material news or a material event to us occurs; or

•       prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period,

in which case the restrictions described in the preceding paragraphs will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our shares of common stock are quoted on the OTC Bulletin Board and trade under the ticker symbol “MCVI.” Our common stock has been approved for listing on the Nasdaq National Market under the symbol “MDCV.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

In connection with the offering, C.E. Unterberg, Towbin, LLC on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of shares of common stock in excess of the number of shares of common stock to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares of common stock made in an amount up to the number of shares of common stock represented by the underwriters’ over-allotment option. In determining the source of shares of common stock to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares of common stock available for purchase in the open market as compared to the price at which they may purchase shares of common stock through the overallotment option. Transactions to close out the covered syndicate short involve either purchases of the shares of common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares of common stock in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares of common stock in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when C.E. Unterberg, Towbin, LLC repurchases shares of common stock originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of our shares of common stock. They may also cause the price of our shares of common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our total expenses of this offering, excluding underwriting discounts and commissions, will be $800,000.

C.E. Unterberg, Towbin, LLC received a fee of $445,328 in connection with advisory services performed in 2005 and 2006. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. The representatives will allocate shares of common stock to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares of common stock may be sold by the underwriters to securities dealers who resell shares of common stock to online brokerage account holders.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

The validity of the shares of common stock offered hereby has been passed upon for us by Briggs and Morgan, Professional Association, Minneapolis, Minnesota. Certain legal matters for the underwriters will be passed upon by Goodwin Procter LLP.

EXPERTS

The financial statements as of April 30, 2004 and 2005 and for each of the years then ended included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to our ability to continue as a going concern as described in Note 1 to the financial statements and an explanatory paragraph relating to our restatement of our financial statements as described in Note 16 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE

As previously reported, on June 9, 2005, PricewaterhouseCoopers LLP (“PwC”) informed the audit committee of our board of directors that it would decline to stand for re-election as our independent registered public accounting firm and would cease to serve as our independent registered public accounting firm upon completion of PwC procedures regarding the following: (1) our financial statements as of and for the year ended April 30, 2005 and (2) the Form 10-KSB in which such financial statements would be included.

The reports of PwC on our financial statements as of and for the years ended April 30, 2003 and 2004 contained an explanatory paragraph expressing significant doubt about our ability to continue as a going concern, but did not contain an adverse opinion or disclaimer of opinion, and were not further qualified or modified as to uncertainty, audit scope or accounting principle.

During the years ended April 30, 2003 and 2004 and through July 21, 2005, there have been no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference thereto in its reports on our financial statements for such years.

During the years ended April 30, 2003 and 2004 and through July 21, 2005, there has been one reportable event of the type described in Item 304(a)(1)(iv)(B) of Regulation S-B. The reportable event occurred in March 2004 when PwC informed our audit committee that there was a material weakness in internal controls over financial reporting. Specifically, PwC identified a material weakness in the design and operation of internal controls relating to documenting and reporting international distribution marketing expenditures and related reimbursement. Following this communication from PwC, we implemented procedures and reporting to document and support customer marketing expenses which remedied this material weakness.

On August 8, 2005, we engaged Lurie Besikof Lapidus & Company, LLP (“LBL”) as our independent registered public accounting firm commencing with work to be performed in relation to our fiscal quarter ended July 31, 2005 and in connection with the audit of our financial statements for the fiscal year ending April 30, 2006. In the past two years we have had no occasion to consult with LBL on any matters. Our audit committee has appointed LBL as our independent registered public accounting firm for fiscal year 2006.

Material Weakness in Internal Control Over Financial Reporting

As of April 30, 2005 and January 31, 2006, we did not maintain effective controls over the preparation, review, presentation and disclosure of our statement of operations. Specifically, we incorrectly reported certain expenses as part of continuing operations rather than as part of discontinued operations in accordance with U.S. generally accepted accounting principles. This control deficiency resulted in the restatement of our financial statements for the fiscal year ended April 30, 2005 and the three and six-month periods ended October 31, 2004. Accordingly, management determined that this control deficiency constitutes a material weakness in our internal control over financial reporting.

We have developed a plan to address this material weakness that includes adding additional professional accounting personnel. Management believes that our plan to address this material weakness, when fully implemented, will remediate it. Although we are not certain when the material weakness will be remediated, we will need a period of time over which to demonstrate that these controls are functioning appropriately to conclude that we have adequately remediated it.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Exchange Act. Accordingly, we file reports, proxy statements and other information with the SEC. The public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Our website is located at www.medcvinc.com. The information on, or that can be accessed through, our website is not part of this prospectus.

We have filed with the SEC a registration statement on Form SB-2 under the Securities Act. This prospectus does not contain all of the information, exhibits and undertakings set forth in the registration statement, certain parts of which are omitted as permitted by the rules and regulations of the SEC. For further information, please refer to the registration statement which may be read and copied in the manner and at the sources described above.

INDEX TO FINANCIAL STATEMENTS

MedicalCV, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of MedicalCV, Inc.:

In our opinion, the accompanying balance sheets and the related statements of operations, shareholders’ equity (deficit) and cash flows present fairly, in all material respects, the financial position of MedicalCV, Inc. at April 30, 2005 and April 30, 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 16, the Company has restated its financial statements for the year ended April 30, 2005.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has sustained losses and negative cash flows from operations in recent years and will require additional funds to finance its working capital and capital expenditure needs. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PRICEWATERHOUSECOOPERS LLP
Minneapolis, Minnesota
July 8, 2005, except as to Notes 4, 13 and 16 for which the date is March 10, 2006 and Note 17 for which the date is June 5, 2006

MEDICALCV, INC.
Balance Sheets

	April 30,
	2004	2005
ASSETS
Current assets:
Cash and cash equivalents	$659,856	$10,637,796
Prepaid expenses and other assets	160,520	199,978
Current assets of discontinued operations	4,065,395	875,648
Total current assets	$4,885,771	$11,713,422
Property, plant and equipment, net	921,445	827,791
Deferred financing costs, net	74,605	58,226
Other long-term assets	—	30,798
Non-current assets of discontinued operations	214,173	367,799
Total assets	$6,095,994	$12,998,036
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$175,833	$399,588
Current portion of related party lease obligations	288,995	311,155
Note payable	485,708	—
Accrued expenses	226,414	179,095
Current liabilities of discontinued operations	1,363,272	202,595
Total current liabilities	$2,540,222	$1,092,433
Long-term debt with related parties	3,443,333	—
Fair value of putable warrants	—	27,992,609
Related party lease obligations, less current portion	3,166,425	2,824,977
Total liabilities	$9,149,980	$31,910,019
Commitments and contingencies
5% Series A Redeemable Convertible Preferred Stock; $.01 par value; 1,900 shares authorized; 0 and 1,803 shares issued and outstanding as of April 30, 2004 and 2005, respectively. Aggregate liquidation value, $18,109,116 at April 30, 2005	—	—
Shareholders’ deficit:
Common stock; $.01 par value; 9,500,000 shares authorized; 918,993 and 1,084,958 shares issued and outstanding as of April 30, 2004 and 2005, respectively	$9,190	$10,850
Additional paid-in capital	20,250,842	23,484,124
Deferred stock-based compensation	(1,933)	—
Accumulated deficit	(23,312,085)	(42,406,957)
Total shareholders’ deficit	$(3,053,986)	$(18,911,983)
Total liabilities, convertible preferred stock and shareholders deficit	$6,095,994	$12,998,036

The accompanying notes are an integral part of these financial statements.

MEDICALCV, INC.
Statements of Operations

	Year Ended April 30,
	2004	2005
		(Restated)
Operating expenses, continuing operations:
Sales and marketing	$—	$317,386
General and administrative	2,395,062	4,012,506
Engineering and regulatory	910,646	1,581,016
Total operating expenses	$3,305,708	$5,910,908
Loss from operations	$(3,305,708)	$(5,910,908)
Other (expense) income:
Interest expense	(918,027)	(1,352,183)
Interest income	4,993	22,994
Other (expense) income	(1,229,824)	(9,981,394)
Total other expense	$(2,142,858)	$(11,310,583)
Loss from continuing operations	$(5,448,566)	$(17,221,491)
Loss from discontinued operations	(790,424)	(1,873,381)
Net Loss	$(6,238,990)	$(19,094,872)
Basic and diluted loss per share—Continuing Operations	$(6.77)	$(16.16)
Basic and diluted loss per share—Discontinued Operations	(0.98)	(1.76)
Basic and diluted net loss per share	(7.75)	(17.92)
Weighted average shares used in computing basic and diluted net loss per share	804,673	1,065,349

The accompanying notes are an integral part of these financial statements.

MEDICALCV, INC.
Statements of Changes in Shareholders’ Equity (Deficit)

			Additional	Deferred
	Common Stock		Paid-In	Stock Based	(Accumulated
	Shares	Amount	Capital	Compensation	Deficit)	Total
Ending Balance, April 30, 2003	784,384	$7,844	$16,683,931	$(4,610)	$(17,073,095)	$(385,930)
Net Loss					(6,238,990)	(6,238,990)
Amortization of stock-based compensation				2,677		2,677
Common stock issued to board member	8,571	86	123,342			123,428
Issuance of stock options to non-employees			72,915			72,915
Warrants issued to related parties			1,740,560			1,740,560
Warrants issued for technology purchase			31,280			31,280
Issuance of common stock for technology purchase	1,500	15	7,635			7,650
Issuance of common stock for financial services	5,552	55	33,945			34,000
Common stock issued in connection with private placement	118,986	1,190	1,557,234			1,558,424
Total, April 30, 2004	918,993	$9,190	$20,250,842	$(1,933)	$(23,312,085)	$(3,053,986)
Net Loss					(19,094,872)	(19,094,872)
Amortization of stock based compensation				1,933		1,933
Issuance of common stock and warrants, net of offering costs	154,090	1,541	1,999,067			2,000,608
Stock option exercises	625	6	2,494			2,500
Warrants issued in connection with technology purchase			18,373			18,373
Stock compensation expense			247,796			247,796
Warrants issued in connection with short term financing			711,337			711,337
Warrants issued in connection with convertible debt			58,253			58,253
Beneficial conversion feature associated with convertible debt			68,000			68,000
Common stock issued for services	11,250	113	127,962			128,075
Total, April 30, 2005	1,084,958	$10,850	$23,484,124	$—	$(42,406,957)	$(18,911,983)

The accompanying notes are an integral part of these financial statements.

MEDICALCV, INC.
Statements of Cash Flows

	Year Ended April 30,
	2004	2005
Cash flows from operating activities:
Net loss	$(6,238,990)	$(19,094,872)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	314,056	315,225
Provision for doubtful accounts	12,649	220,281
Provision for inventory obsolescence	125,563	2,573,656
Common stock sold below market value to director	63,428	—
Warrant expense related to purchase of technology	38,930	18,373
Common stock issued for services	34,000	128,075
Stock-based compensation	75,592	249,729
Interest and other expense related to issued warrants and amortization of loan origination costs	1,726,268	851,882
Increase in fair value of putable warrants	—	9,987,609
Changes in assets and liabilities:
Accounts receivable	(35,055)	717,829
Inventories	138,352	(283,622)
Prepaid expenses and other assets	(27,960)	(271,928)
Accounts payable	603,443	(906,964)
Accrued expenses	(546,868)	(43,610)
Net cash used in operating activities	$(3,716,592)	$(5,538,337)
Cash flows from investing activities:
Purchase of property, plant and equipment	$(81,434)	$(218,666)
Proceeds from the sale of property, plant and equipment	—	23,123
Net cash used in investing activities	$(81,434)	$(195,543)
Cash flows from financing activities:
Borrowing on long-term debt	3,150,000	1,425,000
Payments of term debt	(150,000)	(1,000,000)
Deferred financing costs	(11,616)	—
Proceeds from the issuance of common stock and warrants	1,618,424	2,000,608
Proceeds from the issuance of preferred stock and warrants	—	13,603,000
Proceeds from option exercise	—	2,500
Principal payments under capital lease obligations	(42,069)	—
Principal payments under related party lease obligations	(291,084)	(319,288)
Net cash provided by financing activities	$4,273,655	$15,711,820
Net increase in cash and cash equivalents	475,629	9,977,940
Cash and cash equivalents at beginning of year	184,227	659,856
Cash and cash equivalents at end of period	$659,856	$10,637,796
Supplemental disclosure of cash flow information:
Cash paid for interest	$396,442	$457,342
Non-cash financing services:
Related party and other debt converted to preferred stock	—	4,368,333
Accrued interest converted to preferred stock	—	33,667

The accompanying notes are an integral part of these financial statements.

MedicalCV, Inc.
Notes to Financial Statements

1.   Business Description and Going Concern

MedicalCV, Inc. (the “Company”) is a corporation engaged in the manufacture and marketing of cardiovascular surgery devices. In April 2005, the Company elected to discontinue the sale of mechanical heart valves which had been the Company’s primary business and its sole source of revenues (see Note 4). The Company’s operations are now primarily focused on the development of a technology platform for cardiac tissue ablation and the potential treatment of atrial fibrillation using a laser device.

The Company’s financial statements for the year ended April 30, 2005, have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. The Company has sustained losses and negative cash flows from operations in recent years and expects these conditions to continue for the foreseeable future. At April 30, 2005, the Company had an accumulated deficit of $42,406,957. Although the Company recently raised funds through the sale of convertible preferred stock (see Note 9), the level of cash required for operations during fiscal year 2006 is difficult to predict, and management anticipates that development of its new products will require additional capital. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management intends to seek additional debt or equity financing as it continues development of new products. However, the Company may not be able to obtain such financing on acceptable terms or at all. If the Company is unable to obtain such additional financing, it will be required to significantly revise its business plans and drastically reduce operating expenditures such that it may not be able to develop or enhance its products, gain market share in the United States of America or respond to competitive pressures or unanticipated requirements, which could seriously harm its business, financial position and results of operations.

The Company is subject to risks and uncertainties common to medical technology-based companies, including rapid technological change, new product development and acceptance, actions of competitors and regulators, dependence on key personnel and market penetration.

2.   Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company’s financial instruments consist primarily of cash and cash equivalents, trade accounts receivable, short and long term debt (including lease obligations), accounts payable and putable warrants for which the carrying amounts approximate fair value. The interest rates currently available to the Company approximate current rates for debt agreements with similar terms and average maturities.

Cash and Cash Equivalents

Cash and cash equivalents consist of checking accounts and a money market account, all of which are held in three depository institutions. The Company considers all highly-liquid investments with original maturities of three months or less to be cash equivalents. The carrying value of cash equivalents approximates fair value because of the short maturity of these instruments. Deposits in these institutions may exceed the amount of federal insurance provided on such deposits.

Inventories

Inventories consist of various mechanical heart valves that are stated at the lower of cost or market, with cost determined utilizing standard costs, which approximate the first-in, first-out method of inventory valuation. All inventories are reported as current assets of discontinued operations.

Property, Plant and Equipment

Property, plant and equipment is stated at cost. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the related assets. The building is depreciated over a 30-year life. Machinery and equipment, furniture and fixtures, tooling and software are depreciated over their 18 months to five-year lives. Equipment held for sale is carried at the lower of its cost or estimated market value. The Company ceases depreciation of equipment held for sale upon determination that such equipment will no longer be used in operations. Maintenance and repairs are charged to current operations when incurred. The cost and related accumulated depreciation or amortization of assets disposed of are removed from the related accounts and any resulting gains or losses are included in the statement of operations.

Long-Lived Assets

The Company periodically evaluates the carrying value of long-lived assets to be held and used, including but not limited to, capital assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. No losses from impairment have been recognized in the financial statements.

Revenue Recognition

The Company recognizes revenue using guidance from SEC Staff Accounting Bulletin No. 104 “Revenue Recognition in Financial Statements.”  Revenue from the sale of its products is recognized provided that the Company has received a written order, the price is fixed, title has transferred, collection of the resulting receivable is probable and there are no remaining obligations. Transfer of title occurs for substantially all international sales upon shipment. The Company’s products are not subject to any customer acceptance process. There are no rights of return unless the product does not perform according to specifications. In periods prior to fiscal year 2005, marketing support was paid to distributors in some markets. Such payments are reported as a reduction in revenues in accordance with EITF 01-9. All revenues and related customer accounts receivable are reported as part of discontinued operations.

Research and Development

Research and development costs are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and its interpretations and complies with the disclosure provisions of SFAS No. 123, “Accounting for

Stock-Based Compensation” and SFAS No. 148 “Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123.”

The Company has adopted the disclosure provisions of SFAS No. 123 for employee stock-based compensation. For purposes of the pro forma disclosures below, the estimated fair value of the options is amortized to expense over the options’ vesting period. Had compensation cost for the Company’s stock options been recognized based on the fair value at the grant date consistent with the provisions of SFAS No. 123, the Company’s net loss would have been adjusted to the pro forma amounts indicated in the following table:

	For the Years Ended April 30,
	2004	2005
Net loss reported	$(6,238,990)	$(19,094,872)
Less: Pro forma stock based employee compensation cost	(364,946)	(554,463)
Net loss—pro forma	(6,603,936)	(19,649,335)
Net loss per common share—basic and diluted
As reported	(7.75)	(17.92)
Pro forma	$(8.21)	$(18.44)

Income Taxes

Deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Income tax expense or benefit is the tax payable or refundable for the year and the change during the year in deferred tax assets and liabilities.

Comprehensive Income (Loss)

Comprehensive income (loss) includes net income (loss) and items defined as other comprehensive income (loss). Items defined as other comprehensive income (loss) include items such as foreign currency translation adjustments and unrealized gains and losses on certain marketable securities. For the years ended April 30, 2004 and 2005, there were no adjustments to net loss to arrive at comprehensive loss.

Concentration of Credit Risk

At April 30, 2004 and 2005, approximately 37.9 percent and 35.7 percent, respectively, of the Company’s accounts receivable were due from one distributor at each respective fiscal year end. Once the decision was made to cease shipping heart valves (see Note 4), the Company required its customers to either prepay or obtain an irrevocable letter of credit equal to the value of their order. The Company maintains an allowance for doubtful accounts based upon its historical experience and the expected collectibility of all accounts receivable.

Net Income (Loss) Per Share

Basic net income (loss) per common share is computed using net income (loss) and the weighted-average number of shares of common stock outstanding. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity. Diluted net loss per common share does not differ from basic net loss per common share in the years ended April 30, 2004 and 2005 since 430,094 and 749,290, respectively, of potential dilutive shares of common stock from the exercise of stock options and warrants, were excluded from the computation because the effect of including them in the loss per share computation would have been anti-dilutive.

Recent Accounting Developments

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment,” which revises SFAS No. 123 and supersedes APB Opinion No. 25. Among other items, SFAS No. 123R eliminates the use of the intrinsic value method of accounting, and requires companies to recognize compensation cost for share-based payment awards with employees, based on the grant date fair value of those awards, in the financial statements. The Company is required to adopt the provisions of this standard effective May 1, 2006. The Company has not yet determined which of the adoption methods prescribed by SFAS No. 123R it will elect, nor has it determined the impact of adopting this statement. In March 2005, the SEC issued SAB No. 107, “TOPIC 14: Share-Based Payment,” which addresses the interaction between SFAS No. 123R and certain SEC rules and regulations and provides views regarding the valuation of share-based payment arrangements for public companies. This bulletin is effective immediately.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs—an amendment of ARB No. 43, Chapter 4.”  This statement clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory be based on normal capacity of the production facilities. The Company is required to adopt the provisions of this standard effective May 1, 2006. The Company has not yet determined the impact of adopting this statement.

3.   Property, Plant and Equipment, Net

Property, plant and equipment, excluding property and equipment of discontinued operations, were as follows at April 30:

Property, Plant and Equipment, Net	2004	2005
Land	$182,000	$182,000
Building	1,251,601	1,251,601
Machinery and equipment	1,378,959	1,579,829
Furniture and fixtures	229,814	245,955
Tooling	116,363	116,363
Software	147,332	151,892
	3,306,069	3,527,640
Accumulated depreciation and amortization	(2,384,624)	(2,699,849)
	$921,445	$827,791

4.   Discontinued Operations

On November 17, 2004, the Company’s board of directors voted to authorize management to cease production of heart valves but to continue marketing the valves while exploring the merits of possible strategic alternatives for the heart valve business, including, but not limited to, a joint venture with another party or the sale of the business. Following exploration of a number of alternatives, management concluded during April 2005 that an orderly winding up of the valve business was the Company’s best alternative. On April 6, 2005, the Company’s board authorized management to discontinue sales of heart valves effective April 30, 2005, and to seek a buyer for the related production equipment.

As a result of the Company’s discontinuance of the heart valve business, the Company made a determination during the fourth quarter of fiscal year 2005 that the remaining assets of the heart valve operations should be considered “held for sale” pursuant to SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.”  (SFAS No. 144)  Pursuant to SFAS No. 144, the Company ceased depreciation of property and equipment held for sale and evaluated whether any of the long-lived assets of the discontinued heart valve business were impaired. Based upon the estimated selling prices of these assets, management concluded that the carrying value of these assets is not impaired. As of April 30, 2005 and 2004, the carrying value of the remaining net assets of the heart valve business is reported as assets of discontinued operations on the Company’s balance sheet. In connection with this decision to discontinue the sale of heart valves, the Company reduced the carrying value of certain excess inventories, resulting in a provision recorded during the fourth quarter of fiscal year 2005 of $1,306,215. This provision was included in the 2005 loss from discontinued operations.

Valve business revenue and loss before income taxes included in discontinued operations are as follows:

	For the Years Ended April 30,
	2004	2005
		(Restated)
Revenues	$3,410,975	$2,304,897
Income (Loss) Before Income Taxes	$(790,424)	$(1,873,381)

The carrying amounts and major classes of the assets and liabilities, which are presented as assets and liabilities of discontinued operations on the accompanying balance sheet as of April 30, 2005, are as follows:

	April 30
	2004	2005
ASSETS
Accounts receivable, net of allowance of $102,869 and $196,521 in 2004 and 2005, respectively	$1,495,401	$557,291
Inventories	2,518,698	228,665
Prepaid expenses	50,156	89,692
Other assets	1,140	—
Total current assets of discontinued operations	$4,065,395	$875,648
Property, plant and equipment, net	$214,173	$188,145
Other long-term assets	—	179,654
Total non-current assets of discontinued operations	$214,173	$367,799
LIABILITIES
Accounts payable	$1,323,015	$192,295
Accrued expenses	40,257	10,300
Total current liabilities of discontinued operations	$1,363,272	$202,595
Net assets of discontinued operations	$2,916,296	$1,040,852

5.   Debt with Related Parties, Note Payable and Convertible Bridge Notes

Debt with Related Parties:

In January 2003, the Company established a discretionary line of credit with PKM Properties, LLC (PKM), an entity controlled by Paul K. Miller. Mr. Miller serves on the Company’s Board of Directors and is its largest shareholder. This line of credit was initially scheduled to mature on April 17, 2003. On April 15, 2003, the maturity date was extended to September 17, 2003. As of April 30, 2004, the Company had borrowed $943,333 under the line of credit. In addition, the Company incurred direct financing costs of $67,828, which were amortized to interest expense over the original three-month term of the line of credit. The Company issued PKM a second mortgage on the Company’s real estate and a security interest in all remaining assets of the Company. In October 2003, the Company amended the discretionary line of credit with PKM originally established in January 2003 to extend the maturity date to May 27, 2004, and to increase the interest rate to a fixed rate of 10 percent. Additionally, on February 3, 2004, the maturity date of the line of credit was extended to June 30, 2005. In connection with the original line of credit, the Company issued a warrant to PKM with a five-year term to purchase 35,000 shares of the Company’s common stock at an exercise price of $5.96 per share. The fair value of the warrants of $128,995 was amortized to interest expense over the original three-month term of the line of credit. As a result of anti-dilution adjustments through April 30, 2005, this warrant is exercisable for 40,902 shares at $5.10 per share. This debt was converted to preferred stock on April 1, 2005 (see Note 9).

On July 8, 2003, the Company entered into a $1.0 million term debt agreement with PKM. Pursuant to the agreement, the Company borrowed $764,728 during the first quarter of fiscal year 2003 and borrowed the final draw of $235,272 on August 20, 2003. The debt, which was collateralized by substantially all of the Company’s assets, bore interest at a rate of 10 percent per year, with an original maturity date of May 27, 2004. In connection with the first quarter borrowings, the Company issued a warrant to PKM with a ten-year term for the purchase of 32,017 shares of the Company’s common stock at an exercise price of $7.00 per share. The Company also issued a warrant to purchase an additional 6,017 shares of the Company’s common stock on the same terms in conjunction with the final draw on August 20, 2003. As a result of anti-dilution adjustments through April 30, 2005, these warrants are exercisable for an aggregate of 50,235 shares at $5.30 per share. In connection with this financing, on July 8, 2003, the Company agreed to extend the term of 70,000 previously issued warrants from five years to ten years. The allocated fair value of the warrants issued prior to July 31, 2003, and the incremental value of the existing warrants was $383,361, which was reported as a discount of the term debt. This discount, which was presented as a reduction of the carrying value of the debt on the balance sheet, was being amortized as interest expense over the eleven-month term of the debt. In addition, the Company incurred direct and incremental costs of $65,000 in completing the debt arrangement, which were included in deferred financing costs and were being amortized as interest expense over the original eleven-month term of the debt. On February 3, 2004, the maturity date of the term debt was extended to June 30, 2005. In connection with the extension, the Company issued a warrant to PKM with a ten-year term for the purchase of 33,093 shares of the Company’s common stock at an exercise price of $20.00 per share. The fair value of the warrants issued was $598,179. As a result of anti-dilution adjustments through April 30, 2005, this warrant is exercisable for 98,786 shares at $6.70 per share. This debt was converted to preferred stock on April 1, 2005 (see Note 9).

In November 2003, the Company amended the one-year $1.0 million term debt agreement with PKM, initiated on July 8, 2003, to provide for an additional $500,000 of borrowings with the same terms as the July 8, 2003 financing and extended the term of the loan to June 30, 2005. The Company issued, as additional consideration, a ten-year warrant to purchase up to 7,738 shares of common stock at an exercise price of $16.80 per share with terms and conditions that include weighted-average anti-dilution rights. As a result of anti-dilution adjustments through April 30, 2005, this warrant is exercisable for 20,312 shares at $6.40 per share. The allocated fair value of the newly-issued warrant was $63,365 and was accounted for as a discount on the borrowings under the term debt. This discount was amortized as interest expense over the remaining term of the debt. As of April 30, 2004, the discount was fully amortized. This debt was converted to preferred stock on April 1, 2005 (see Note 9).

On July 8, 2003, the Company also entered into a $1.0 million term debt agreement with Peter L. Hauser (“Hauser”), a principal shareholder. The Company borrowed $1.0 million under this bridge financing during the quarter ended July 31, 2003. The debt, which was collateralized by substantially all of the Company’s assets pursuant to an intercreditor agreement with PKM, bore interest at a rate of 10 percent per year and had a maturity date of June 30, 2004. In connection with the term debt, the Company also issued a warrant with a ten-year term to purchase up to 38,035 shares of the Company’s common stock at an exercise price of $7.00 per share. As a result of anti-dilution adjustments through April 30, 2005, this warrant is exercisable for 50,235 shares at $5.30 per share. The allocated fair value of the warrant was $281,706 and was accounted for as a discount on the borrowings under the term debt. This discount, which was presented as a reduction of the carrying value of the debt on the balance sheet was being amortized as interest expense over the original twelve-month term of the debt. In addition, the Company incurred direct and incremental costs of $71,772 in completing the debt arrangement, which were included in deferred financing costs and were being amortized as interest expenses over the original twelve-month term of the debt. On February 3, 2004, the maturity date of the term debt was extended to June 30, 2005. In connection with the extension, the Company issued a warrant to Hauser with a ten-year term for the purchase of 13,600 shares of the Company’s common stock at an exercise price of $20.00 per share. The fair value of the warrants issued was $245,845. As a result of anti-dilution adjustments through April 30, 2005, this warrant is exercisable for 40,597 shares at $6.70 per share. This debt was converted to preferred stock on April 1, 2005 (see Note 9).

The extensions of the maturity dates of the term debt issued to PKM and Hauser as described above were accounted for as an extinguishment of debt in accordance with EITF 96-19 “Debtor’s Accounting for a Modification or Exchange of Debt Instruments.”  Accordingly, unamortized discounts aggregating $391,789 and the fair value of the warrants issued in connection with the maturity date extensions, amounting to $844,024, were included in the Company’s determination of the debt extinguishment loss recorded in the fourth quarter of fiscal year 2004. The $1,235,813 aggregate loss from these transactions, accounted for as an extinguishment of debt, is included in other expenses, net in the statement of operations for the year ended April 30, 2004.

On November 17, 2004, the Company entered into a discretionary credit agreement (the “October 2004 Discretionary Credit Agreement”) with PKM, covering advances by PKM of up to $500,000. The October 2004 Discretionary Credit Agreement had a maturity date of February 28, 2005, that was subsequently extended to June 30, 2005. It required the payment of interest at a rate of 10 percent per year, and it also contained various representations and loan covenants as are customary in banking and finance transactions. The Company issued a credit note to PKM to evidence such indebtedness.

In connection with the October 2004 Discretionary Credit Agreement, the Company entered into an intellectual property security agreement with PKM pursuant to which PKM was granted a security interest in all of the Company’s intellectual property. The Company and its creditors agreed to an amendment to the first amended and restated subordination and inter-creditor agreement by and between PKM and Hauser. Pursuant to this agreement, proceeds borrowed under the October 2004 Discretionary Credit Agreement were deemed “senior debt.”  Further, PKM, pursuant to a waiver agreement, waived past defaults under the January 2003 Discretionary Credit Agreement and the November 2003 Credit Agreement. These defaults involved the late payments of interest and failure to send periodic financial statements. As additional consideration for the October 2004 Discretionary Credit Agreement, the Company issued to PKM a warrant with a ten-year term to purchase 3,401 shares of the Company common stock at a per share exercise price of $14.70. The warrant contains anti-dilution provisions. The allocated fair value of the newly issued warrant was $42,986 and was accounted for as a discount on the borrowings.

This discount, which was presented as a reduction of the carrying value of the debt on the balance sheet was amortized as interest expense over the original four-month term of the debt.

On March 3, 2005, the Company entered into a February 2005 Credit Agreement (the “Agreement”) with PKM. The Agreement provided for a $500,000 discretionary credit facility under which PKM made available to the Company up to $500,000 in the form of loans bearing interest at 10% per year. Principal and interest were due on the amounts borrowed no later than June 16, 2005. This debt and the other amounts the Company had borrowed from PKM were collateralized by substantially all of the Company’s assets. A February 2005 Discretionary Credit Note (“Note”) reflected this indebtedness. On March 3, 2005, in consideration of the foregoing financing, the Company issued to PKM a ten-year warrant for the purchase of 75,000 shares of the Company’s common stock with an exercise price of $5.00 per share. The allocated fair value of the warrant was $589,321 and was accounted for as a discount on the borrowings. This discount, which was presented as a reduction of the carrying value of the debt on the balance sheet, was fully amortized as interest expense during fiscal year 2005. The Company repaid this note in April 2005.

Note Payable:

In November 2003, the Company also entered into a loan agreement and borrowed $500,000 from Draft Co. (“Draft”), pursuant to a note that matured on June 30, 2004, which bore interest at an annual rate of 10 percent. Pursuant to an amended intercreditor agreement among PKM, Hauser, and Draft, the loan was collateralized by substantially all of the Company’s assets. The Company issued the lender warrants to purchase up to 9,090 shares of common stock at an exercise price of $14.30 per share with other terms comparable to the warrants issued to PKM as described above. As a result of anti-dilution adjustments through April 30, 2005, this warrant is exercisable for 20,965 shares at $6.20 per share. The allocated fair value of the warrants was $100,056 and was accounted for as a discount on the borrowings under the term debt. This discount, which was presented as a reduction of the carrying value of the debt on the balance sheet, was amortized as interest expense over the seven-month term of the debt. In addition, the Company incurred direct and incremental costs of $31,850 in completing the debt arrangement, which are included in deferred financing costs and are being amortized as interest expenses over the term of the debt. The Company repaid this note in June 2004.

The Company determined the fair value of all warrants described above using the Black Scholes option pricing model and the volatility and dividend yield assumptions identified in Note 9 and using a risk-free interest rate commensurate with the term of the applicable warrant.

Convertible Bridge Notes:

In December 2004 and January 2005, the Company issued convertible bridge notes totaling $425,000. The notes, which were due on May 31, 2005, bore interest at the rate of 10 percent per year and were convertible into securities to be issued in the Company’s next equity financing, if any. Within 10 days of the consummation of the Company’s next equity financing each note holder was required to elect one of the following two alternatives: (1) convert the entire unpaid principal and all accrued but unpaid interest under the note into equity securities sold by the Company in its next equity financing (“Next Shares”) at a price per share equal to 80 percent of the issuance price of the Next Shares, and retain the warrants issued in connection with the convertible bridge notes, or (2) surrender the note and the warrants issued in connection with the bridge notes to the Company in exchange for the issuance of a number of Next Shares and any accompanying warrants issuable in connection with the Next Shares, equal to the amount of such securities that could be purchased using the entire unpaid principal and all accrued but unpaid interest under the note.

In April 2005, these notes were converted in connection with the preferred stock financing described in Note 9, at 100 percent of the issuance price of such securities. In consideration of converting at 100 percent rather than 80 percent of the issuance price of the preferred stock, the note holders were permitted to retain the warrants issued to them in connection with the convertible bridge financing.

Because the convertible bridge notes provided a contingent conversion option to the note holders which resulted in a beneficial conversion price when converted, the Company recorded an interest charge of $68,000 upon conversion of these notes in April 2005.

In connection with issuance of the convertible bridge notes, the Company issued to the note holders warrants to purchase up to an aggregate of 8,500 shares of common stock. The warrants, which have a five-year terms, are exercisable at a price per share equal to the per share or per unit price of equity securities sold in the Company’s next offering. However, such exercise price could not exceed $14.90 per share. The warrants contain anti-dilution provisions. The allocated fair value of the newly issued warrants was $79,030 and was accounted for as a discount on the borrowings. This discount, which was initially presented as a reduction of the carrying value of the debt, was amortized as interest expense through the April 2005 conversion date of the notes.

6.   Related Party Lease Obligation

On April 4, 2003, the Company sold its corporate headquarters and manufacturing facility and surrounding land in Inver Grove Heights, Minnesota, to PKM (see Note 5 regarding the Company’s relationship with PKM).

In connection with the transaction, the Company received total consideration of $3.84 million consisting of (1) $1.0 million in cash, (ii) PKM’s assumption of the Company’s $2.5 million outstanding indebtedness to Associated Bank, and (iii) PKM’s assumption of the Company’s promissory note with Dakota Electric Association and land special assessments payable to Dakota County aggregating $336,105. Also in connection with the transaction, the Company issued to PKM a five-year warrant for the purchase of 35,000 shares of the Company’s common stock at an exercise price of $6.25 per share. As a result of anti-dilution adjustments through April 30, 2005, this warrant is exercisable for 42,067 shares at $5.20 per share. These warrants had an allocated fair value of $89,602. The Company determined the fair value of the warrants using the Black Scholes option pricing model.

Simultaneous with the sale of the facility, the Company entered into a lease with PKM to lease back the facility and a portion of the land. The lease has a ten-year initial term with options for the Company to extend the lease up to ten additional years. Under certain conditions, the Company also has an option to purchase the building at the end of the initial ten-year term at the fair value at that time.

Due to the Company’s continued involvement with the property including the ability to buy back the property at a future date, the transaction is accounted for as a financing of the property sold and leased back. Accordingly, the net book value of the facility and land sold to PKM with a net book value of $707,015 (gross value of $1,433,601 net of accumulated depreciation of $726,586) continues to be presented as part of the Company’s property, plant and equipment balance (see Note 3). The related party lease obligation of $3,455,420 represents the minimum amounts due PKM for the initial ten year term discounted at 4.4 percent and additional payments to be paid to PKM for the Dakota Electric Association and Dakota County obligations assumed by PKM.

Scheduled maturities of the related party lease obligation are as follows:

Year Ending April 30,	Amount
2006	311,155
2007	324,183
2008	334,784
2009	366,198
2010	350,783
Thereafter	1,449,029
$3,136,132

7.   Leases

Operating Leases

The Company leased certain manufacturing equipment under various operating lease agreements, which expired at various dates in fiscal year 2004. At the end of the lease terms, the Company exercised its option to return the equipment.

Rental expense under operating leases was $6,502 and $0 in fiscal years 2004 and 2005, respectively.

8.   Income Taxes

The components of deferred income taxes at April 30, 2004 and 2005, are as follows:

	2004	2005
Federal net operating loss carryforwards	$7,022,085	$9,955,309
Research and experimentation credit carryforwards	466,533	466,533
State net operating loss carryforwards	300,032	498,170
Other carryforwards	12,696	11,937
Inventories	96,045	47,418
Allowance for uncollectible accounts	37,033	70,748
Property, plant and equipment	(289,293)	(263,771)
Accrued expenses and other	14,609	(7,409)
Net deferred tax assets	7,659,740	10,778,935
Valuation allowance	(7,659,740)	(10,778,935)
Net deferred tax asset	$—	$—

The Company has established valuation allowances to fully offset tax assets due to uncertainty about the Company’s ability to generate the future taxable income necessary to realize these deferred tax assets, particularly in light of the Company’s history of significant operating losses. In addition, future utilization of available net operating loss carryforwards may be limited under Internal Revenue Code Section 382 as a result of changes in ownership that have or may result from the issuance of common stock, convertible preferred stock or common stock options and warrants.

The Company’s federal net operating loss carryforwards of approximately $27,653,656 and state net operating loss carryforwards of $7,699,685 expire in various fiscal years from 2020 through 2025. Available research and experimentation credit carryforwards at April 30, 2005, represent federal and state amounts of $466,533, with expiration dates in fiscal years 2016 through 2021.

9.   Shareholders’ Equity (Deficit)

Common Stock

On November 27, 2001, the Company closed on its initial public offering. In connection with the initial public offering, the Company issued 150,000 units at a price of $45.00 per unit for gross proceeds of $6,750,000. After offering costs, the Company received net proceeds of $5,396,485. Each unit consisted of one share of common stock and one redeemable Class A Warrant. Each Class A Warrant became exercisable and separable from the common stock on May 20, 2003. The holder of each Class A Warrant was entitled to purchase, at any time until November 20, 2004, one share of common stock at an exercise price of $65.00 per share, subject to customary anti-dilution adjustments. The Company could redeem the Class A Warrants for $0.10 per warrant at any time, upon ten business days’ written notice, if the closing price of the Company’s common stock or units exceeded $85.00, subject to customary anti-dilution adjustments, for any ten consecutive trading days before such notice. The Company did not redeem any of these warrants prior to their expiration in November 2004.

During the fourth quarter of fiscal year 2004 and the first quarter of fiscal year 2005, the Company closed on the private sale of 273,076 units for $14.70 per unit. Each unit consisted of one share of common stock and one five-year warrant to purchase a common share for $16.00 per share. Proceeds from the offering, net of offering costs of $455,190, were $3,559,032. In addition to cash commissions included in the offering costs, the Company issued to the private placement agent and finder five-year warrants to purchase an aggregate of 21,845 units at $18.375 per unit. As a result of anti-dilution adjustments through April 30, 2005, these warrants are exercisable for 59,911 units at $6.70 per unit.

During the fiscal year ended April 30, 2005, the Company issued 11,250 shares of common stock to consultants for services. The fair value of these shares was expensed and is included in operating expenses for the fiscal year ended April 30, 2005.

During the year ended April 30, 2004, the Company issued 5,552 shares of common stock to various consultants in exchange for services. The fair value of these shares was expensed and is included in operating expenses for the year ended April 30, 2004.

Preferred Stock

On April 1, 2005, under the terms of a Securities Purchase Agreement with accredited investors, the Company issued 1,803 shares of 5% Series A Redeemable Convertible Preferred Stock to such investors, warrants for the purchase of 2,705,250 shares of common stock to such investors, and warrants for the purchase in the aggregate of 163,596 shares of common stock to the placement agent and finder. Each share of preferred stock is convertible into the number of shares of common stock equal to the $10,000 stated value divided by $5.00, subject to anti-dilution adjustments. As a result, the 1,803 preferred shares sold may be converted into 3,607,000 shares of common stock, subject to anti-dilution adjustments.

The preferred stock, which is non-voting, has a stated value of $10,000 and accrues cumulative dividends at a rate of 5% of this stated value annually. Dividends are payable quarterly but may, at the option of the Company be added to the stated value rather than paid in cash, if certain conditions are met. The preferred stock, including any accrued dividends, are convertible, at the option of the holders, into shares of common stock at a conversion price of $5.00 per share. In certain circumstances, the Company may have the option to require the preferred stockholders to convert their shares into common stock. In the event of a fundamental transaction, as defined, the preferred shareholders have the right to require the Company to redeem the preferred shares at their stated value, including any accrued but unpaid dividends. In the event of certain defaults, the preferred shareholders have the right to require the Company to redeem the preferred shares at 110% their stated value, including any accrued but unpaid dividends. As a result of these redemption provisions, the carrying value of these preferred shares is considered to be redeemable and is reported as a “mezzanine” instrument on the Company’s balance sheet beginning on April 30, 2005. The aggregate liquidation value of these redeemable preferred shares at April 30, 2005 is $18,109,116. However, the carrying value of this redeemable preferred stock at April 30, 2005 is zero, net of a discount associated with the warrants issued to the shareholders, the placement agent and the finder, as described below.

In connection with the preferred stock sale, the Company issued the preferred stock purchasers warrants for the purchase of 2,705,250 shares of common stock at $5.00 per share, and the Company also issued warrants for the purchase of 163,596 common shares at $5.00 per share to the preferred stock placement agent and finder. These warrants have a term of five years. The Company is required to register the common shares underlying the preferred stock conversion option and the purchaser warrants. If the Company does not meet certain registration deadlines, the preferred stockholders will be entitled to liquidated damages, as defined. In the event of a fundamental transaction, as defined, the warrants issued to the preferred shareholders, the placement agent and the finder, all provide the warrant holders with the right to put the warrants to the Company for cash in an amount equal to the fair value of the warrants, as determined using the Black Scholes option pricing model. As a result of this put right, the warrants are reported at their fair value as a liability on the Company’s balance sheet beginning on April 30, 2005 and future changes in the fair value of the warrant will result in charges or benefits to the Company’s results of operations. The fair value of these warrants upon closing of the preferred stock sale was $22,271,047. Because the fair value of these warrants at April 1, 2005 exceeded the proceeds received in the preferred stock and warrant issuances, the excess of the fair value of the warrants over the proceeds received (including the converted debt) has been recognized as other expense of approximately $4,266,047 upon closing. In prior periods, this charge was reported as interest expense, but has been reclassified to other expense in these financial statements, consistent with guidance regarding the presentation of derivatives, as set forth in the December 1, 2005, Current Accounting and Disclosure Issues in the Division of Corporation Finance of the Securities and Exchange Commission. During the period between closing and April 30, 2005, the fair value of these warrants increased to approximately $27,992,609. The Company has reported this $5,721,562 increase in fair value as other expense in the fourth quarter of fiscal year 2005.

The Company obtained gross cash proceeds of $13,603,000 at the closing (net of $30,000 in legal fees which were withheld by the lead investor). The Company also converted $4,402,000 of indebtedness into the above-referenced securities. The Company incurred cash offering costs of $817,980, including agent commissions, a finder’s fee and out-of-pocket expense reimbursements to certain third parties. The Company also paid legal and administrative expenses of $18,086 incurred by PKM in this transaction.

Stock Options

The Company’s shareholders have authorized the issuance of stock options for the aggregate purchase of 300,447 shares of common stock under various plans covering certain employees, members of the Board of Directors and certain independent contractors approved by the Board of Directors. Options are typically granted at prices not less than fair market value at the date of grant. Options generally become exercisable between one to three years after grant date and have a maximum term of three to ten years depending on the plan.

The following is a summary of stock option activity with respect to the Company’s various plans as well as option grants made outside the Company’s plans (described below), and includes option activity for employees, directors and non-employees:

		Weighted
		Average
		Exercise Price
	Options	Per Share
Outstanding, April 30, 2003	108,594	$34.60
Granted	26,012	12.81
Expired	(9,434)	50.00
Outstanding, April 30, 2004	125,172	$26.44
Granted	768,804	9.60
Exercised	(625)	4.00
Expired	(68,885)	36.15
Outstanding, April 30, 2005	824,466	$10.10

On April 1, 2005, the Company awarded (1) a non-qualified stock option for the purchase of 344,034 shares of common stock to the Company’s President and Chief Executive Officer, (2) a non-qualified stock option for the purchase of 129,013 shares of common stock to the Company’s Vice President, Finance and Chief Financial Officer, and (3) non-qualified stock options for the purchase of an aggregate of 193,518 shares of common stock to other key employees. The foregoing options were issued outside the Company’s stock option plans. Such options vest to the extent of 25 percent per year, commencing on the first anniversary of the date of grant. They are exercisable at $8.90 per share, which was the closing price of the Company’s common stock on the OTC Bulletin Board on April 1, 2005. These options expire on April 1, 2012.

On March 21, 2005, the Company granted a stock option for the purchase of 10,000 shares of common stock to two of the Company’s directors for their services as directors. The foregoing options were issued outside the Company’s stock option plans. The options were 100 percent vested at the date of the grant, and they are exercisable at $10.00 per share, which was the closing price of the Company’s common stock on the OTC Bulletin Board on March 21, 2005. These options expire on March 21, 2015.

At April 30, 2004 and 2005, 94,476 and 97,093 options, respectively, were available for grant under the Company’s stock option plans. On August 9, 2001, the Company’s shareholders approved the 2001 Equity Incentive Plan (2001 Plan) and reserved 50,000 shares of common stock for issuance upon exercise of stock options to be granted under the 2001 Plan to employees, officers, consultants, advisors, employee and non-employee directors and employees of certain related entities. The number of shares reserved for issuance under the 2001 Plan increases on January 1 of each year by the greater of 5,000 shares or 3.5 percent of the outstanding shares of the Company’s common stock on such date, unless the Board of Directors sets the increase at a lower number of shares. On January 1, 2005 and 2004, the number of shares available under the 2001 Plan increased by 37,557 shares and 27,982 shares, respectively, pursuant to the foregoing provision.

The following table summarizes information about stock options outstanding and exercisable at April 30, 2005:

	Options Outstanding
		Weighted		Options Exercisable
		Average	Weighted		Weighted
Range of Exercise Prices	Number Outstanding	Remaining Contractual Life (Years)	Average Exercise Price	Number Exercisable	Average Exercise Price
$3.00 – $17.60	769,439	9.20	$9.27	45,773	$12.10
$21.60 – $50.00	55,027	4.32	$21.63	49,873	$24.94
	824,466			95,646

During the years ended April 30, 2004 and 2005, the Company issued four and ten-year options to purchase an aggregate of 16,714 and 21,190 shares of the Company’s common stock at exercise prices ranging from $3.00 to $21.60 and $16.70 to $20.00 per share, respectively, to certain non-employees who provided technical advisory services to the Company. The aggregate fair value of the options using the Black-Scholes valuation model was $189,312 and $247,796 and was expensed in fiscal years 2004 and 2005. The following assumptions were used to value the options for the years ended April 30, 2004 and 2005:

	2004	2005
Dividend yield rate	0 percent	0 percent
Risk free interest rate	3.80 to 4.01 percent	3.32 to 4.27 percent
Expected life	4 to 10 years	4 to 10 years
Volatility	118 percent	125 percent

Stock Warrants

At April 30, 2004 and 2005, the Company had outstanding and exercisable warrants to purchase 624,112 and 3,828,207 shares, respectively, of the Company’s common stock at prices ranging from $5.00 to $67.50 per share. The warrants expire at various dates through March 3, 2015. At April 30, 2004 and 2005, the weighted average remaining contractual life of the warrants was 4.77 and 9.02 years and the weighted average exercise price of the warrants was $32.70 and $7.10, respectively.

As discussed above under “Common Stock” during the fourth quarter of fiscal year 2004, the Company issued warrants to purchase 118,986 shares of common stock to investors and issued warrants to purchase 19,037 units to an agent and finder involved in the Company’s private placement.

As discussed above under “Preferred Stock” during the fourth quarter of fiscal year 2005, the Company issued warrants to purchase 2,705,250 shares of common stock to investors and issued warrants to purchase 163,596 shares to an agent and finder involved in the Company’s private placement.

As discussed in Notes 5 and 6, the Company issued to certain lenders and a lessor, warrants to purchase 139,590 common shares during the year ended April 30, 2004 and warrants to purchase 86,901 common shares during the year ended April 30, 2005. In addition, warrants to purchase 31,454 common shares were issued to agents or finders in fiscal year 2005.

As discussed in Note 10, during the year ended April 30, 2004, the Company issued a seven-year warrant to purchase 2,500 shares of common stock in connection with a technology purchase agreement and during the year ended April 30, 2005, the Company issued a seven-year warrant to purchase 2,500 shares of common stock for the achievement of a milestone under such purchase agreement.

As discussed in Note 5, several warrants issued contain anti-dilution features. Due to these features, holders of the outstanding warrants became eligible to purchase an additional 235,299 common shares during fiscal year 2005.

10.   Atrial Fibrillation Technology Purchase Agreement

In August 2003, the Company entered into a technology purchase agreement with LightWave and its principals relating to the acquisition of LightWave’s interests in technology consisting of a catheter/probe containing elements of optical fiber, coolant passages and other features for the purpose of delivering laser energy to the epicardial surface of the heart for cardiac tissue ablation and the potential treatment of atrial fibrillation. The Company paid LightWave an initial standstill payment consisting of 1,500 shares of the Company’s common stock, $10,000 upon closing and an additional $30,000 to LightWave in installments in 2004 and 2005. The Company will be obligated to pay $125,000 to LightWave within 45 days after the first commercial sale of the Company’s product in the United States or Europe to two or more parties and $385,000 within 45 days following the Company’s achievement of $1,500,000 of cumulative gross sales of disposable products. In addition, during fiscal year 2004, the Company issued to LightWave a warrant for the purchase of 2,500 shares of common stock at closing and, during fiscal year 2005, a warrant for the purchase of 2,500 shares of common stock upon receiving FDA 510(k) clearance. In addition, the Company is obligated to issue a warrant for the purchase of 2,500 shares of common stock upon a receipt of a U.S. utility patent covering the product and a warrant for the purchase of 2,500 shares of common stock upon the first commercial sale of the product.

Following the first commercial sale, the Company has agreed to pay LightWave payments equal to 6 percent of net sales of the LightWave product in countries in which the Company obtains patent protection and 4 percent of net sales of the LightWave product in territories in which there is no patent protection. Commencing with the second year following the Company’s first commercial sale, the Company has agreed to make minimum annual payments as follows:

Year Following Commercialization	Minimum Annual Payment
2	$50,000
3	$75,000
4	$100,000
5	$200,000
6	$300,000
7	$350,000
8	$350,000
9	$400,000
10	$500,000

The Company is obligated to make such payments for a period of ten years following the first commercial sale. The Company’s technology purchase agreement with LightWave contains other customary conditions, including mutual indemnification obligations. LightWave and two of its principals have agreed to certain noncompetition obligations, nondisclosure obligations, certain obligations to assign new developments or inventions relating to the acquired technology to the Company. The Company has agreed to use its reasonable commercial efforts to commercialize the technology within three years following the acquisition of the technology from LightWave. If the Company fails in any year to pay minimum annual payments, the Company may be obligated to grant LightWave a nonexclusive right to use the technology acquired from LightWave, or pay LightWave the difference between payments actually made and minimum payments due for a given year.

11.   Research and Development Costs

Research and Development costs principally consist of engineering costs, included as part of engineering and regulatory in the statement of operations, totaled $762,525 and $1,278,709 for the fiscal years ended April 30, 2004 and 2005, respectively. Research and Development costs relate primarily to product and process development initiatives.

12.   Savings and Retirement Plan

The Company sponsors a 401(k) savings and retirement plan (the Plan) which is available to all eligible employees. Under the Plan, the Company may make a discretionary contribution to the Plan upon approval by the Company’s Board of Directors. Employees are fully vested in their own contributions and earnings thereon and become fully vested in the Company’s contributions and earnings thereon after three years of service. The Company made contributions to the Plan of $19,662 and $18,943 in fiscal years 2004 and 2005, respectively.

13.   Restructuring Charge

In the quarter ended July 31, 2004 (the first quarter of fiscal year 2005), the Company restructured its executive management team, resulting in the termination of two employees, which resulted in a charge of approximately $182,000, to general and administrative expenses. This charge represented the amount of future severance payments due to these former employees. During the quarter ended October 31, 2004, the Company terminated an additional five employees in an effort to reduce operating costs. This restructuring resulted in additional severance costs of approximately $46,000, of which $20,000 is included in general and administrative expenses and $26,000 (restated) is included in discontinued operations. In the quarter ended January 31, 2005, the Company terminated an additional eleven employees resulting in approximately $48,000 of severance costs, of which $16,000 is included in general and administrative expenses and $32,000 (restated) is included in discontinued operations. During the quarter ended April 30, 2005, the Company terminated two additional employees resulting in approximately $32,000 of severance costs charged to general and administrative expenses. The Company paid all these severance amounts due to these former employees by September 2005. As of April 30, 2005, $24,834 remained accrued but not paid.

Total
Restructuring charges	$308,000
Cash usage	283,166
Balance as of April 30, 2005	$24,834

14.   Product Liability Contingency

In March 2005, the Company became aware that a patient who was utilizing the Company’s heart valve had died. The Company has not received any claims related to this matter but believes that any such claim would be covered by its existing liability insurance. Based upon the expectation that insurance will cover the cost of any claims after the Company’s payment of the deductible, the Company does not expect the ultimate resolution of this matter to have a material effect on the Company’s financial position, results of operations or cash flows.

15.   Segment Information

The Company views its operations and manages its business as one segment, the manufacturing and marketing of cardiothoracic surgery devices. Factors used to identify the Company’s single operating segment include the organizational structure of the Company and the financial information available for evaluation by the chief operating decision maker. The following table summarizes net sales by geographic area (all of which are reported as part of the loss from discontinued operations):

	For the Years Ended April 30,
	2004	2005
Europe	$1,462,385	$1,190,967
South Asia	479,035	51,800
Middle East	463,382	379,280
Far East	48,854	70,511
Other	316,341	221,297
United States	640,978	391,042
Total	$3,410,975	$2,304,897

At April 30, 2004 and 2005, substantially all of the Company’s operations and assets were based in the United States.

16.   Restatement of Financial Statements

The Company has restated its financial statements for the fiscal year ended April 30, 2005, to correct the classification of certain sales and marketing expenses and certain general and administrative expenses from continuing operations to discontinued operations. The costs for which the classification has been corrected are related directly to the Company’s discontinued heart valve business (see Note 4). The Company has made the appropriate modifications to the statement of operations to give effect to the correction in classification of $792,415 of sales and marketing expenses and $57,617 of general and administrative expenses to discontinued operations.

The changes in classifications described above had no effect on the Company’s net loss or net loss per share, nor any effect on the Company’s balance sheet, statement of changes in shareholders’ equity (deficit) or statement of cash flows. The table below presents the effect of these changes in classifications.

	As Previously Reported	As Restated
Operating expenses, continuing operations:
Sales and marketing	$1,109,801	$317,386
General and administrative	4,070,123	4,012,506
Engineering and regulatory	1,581,016	1,581,016
Total operating expenses	6,760,940	5,910,908
Loss from operations	(6,760,940)	(5,910,908)
Other (expense) income:
Interest expense	(1,352,183)	(1,352,183)
Interest income	22,994	22,994
Other (expense) income	(9,981,394)	(9,981,394)
Total other expense	(11,310,583)	(11,310,583)
Loss from continuing operations	(18,071,523)	(17,221,491)
Loss from discontinued operations	(1,023,349)	(1,873,381)
Net loss	$(19,094,872)	$(19,094,872)
Basic and diluted net loss per share—Continuing Operations	$(16.96)	$(16.16)
Basic and diluted net loss per share—Discontinued Operations	(0.96)	(1.76)
Basic and diluted net loss per share	$(17.92)	$(17.92)

17.   Subsequent Event

The Company’s Board of Directors approved a one-for-ten reverse stock split of its common stock and preferred stock, effective May 31, 2006. The accompanying financial statements and related notes give retroactive effect to this reverse stock split.

MEDICALCV, INC.
Balance Sheets

	April 30,	January 31,
	2005	2006
	(audited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$10,637,796	$12,602,096
Prepaid expenses and other assets	199,978	180,580
Current assets of discontinued operations	875,648	89,692
Total current assets	11,713,422	12,872,368
Property, plant and equipment, net	827,791	962,929
Deferred financing costs, net	58,226	52,768
Other long-term assets	30,798	30,798
Non-current assets of discontinued operations	367,799	112,385
Total assets	$12,998,036	$14,031,248
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$399,588	$521,179
Current portion of related party lease obligations	311,155	310,478
Accrued expenses	179,095	209,639
Current liabilities of discontinued operations	202,595	10,300
Total current liabilities	1,092,433	1,051,596
Fair value of putable warrants	27,992,609	—
Related party lease obligations, less current portion	2,824,977	2,630,861
Total liabilities	31,910,019	3,682,457
Commitments and contingencies
5% series A redeemable convertible preferred stock; $.01 par value; stated value $10,000 per share; 1,900 shares authorized; 1,803 and 0 shares issued and outstanding	—	—
Shareholders’ equity (deficit):
Preferred stock; $.01 par value; 498,100 and 998,100 shares authorized; no shares issued and outstanding	—	—
Common stock; $.01 par value; 9,500,000 and 24,000,000 shares authorized; 1,084,958 and 9,102,938 shares issued and outstanding	10,850	91,029
Additional paid-in capital	23,484,124	54,487,358
Warrants	—	375,518
Stock options	—	117,490
Deferred stock-based compensation	—	(94,601)
Accumulated deficit	(42,406,957)	(44,628,003)
Total shareholders’ equity (deficit)	(18,911,983)	10,348,791
Total liabilities and shareholders’ equity (deficit)	$12,998,036	$14,031,248

The accompanying notes are an integral part of these financial statements.

MEDICALCV, INC.
Statements of Operations
(unaudited)

	Three months ended January 31,		Nine months ended January 31,
	2005	2006	2005	2006
Operating expenses, continuing operations:
Sales and marketing	$97,568	$295,742	$97,568	$429,576
General and administrative	712,864	840,155	2,429,731	2,324,735
Research and development services	552,266	707,630	1,250,443	1,900,305
Total operating expenses	1,362,698	1,843,527	3,777,742	4,654,616
Loss from operations	(1,362,698)	(1,843,527)	(3,777,742)	(4,654,616)
Other income (expense):
Decrease in warrant liability	—	9,273,355	—	16,549,457
Interest income	56	97,362	3,711	243,392
Interest expense	(136,941)	(28,776)	(429,715)	(128,855)
Other income (expense)	1,623	(1,404)	4,595	(5,008)
Total other income (expense)	(135,262)	9,340,537	(421,409)	16,658,986
Income (loss) from continuing operations	(1,497,960)	7,497,010	(4,199,151)	12,004,370
Income (loss) from discontinued operations	(366,726)	92,755	(1,480,561)	(56,895)
Net income (loss)	$(1,864,686)	$7,589,765	$(5,679,712)	$11,947,475
Basic and dilutive loss to common shareholders:
Net income (loss)	$(1,864,686)	$7,589,765	$(5,679,712)	$11,947,475
Inducement to acquire redeemable convertible preferred stock	—	(13,579,979)	—	(13,579,979)
Redeemable convertible preferred stock cash dividends	—	(146,851)	—	(588,542)
Net loss to common shareholders	$(1,864,686)	$(6,137,065)	$(5,679,712)	$(2,221,046)
Net loss per common share—Continuing operations, after preferred dividends
Basic	$(1.40)	$(1.54)	$(3.96)	$(1.03)
Diluted	(1.40)	(2.64)	(3.96)	(4.05)
Net income (loss) per common share—Discontinued operations
Basic	(0.34)	0.02	(1.39)	(0.03)
Diluted	(0.34)	0.02	(1.39)	(0.01)
Net loss per common share
Basic	(1.74)	(1.52)	(5.35)	(1.06)
Diluted	(1.74)	(2.62)	(5.35)	(4.06)
Weighted average common shares used
Basic	1,073,094	4,044,549	1,061,362	2,096,057
Diluted	1,073,094	5,878,972	1,061,362	4,620,092

The accompanying notes are an integral part of these financial statements.

MEDICALCV, INC.
Statements of Cash Flows
(unaudited)

	Nine months ended January 31,
	2005	2006
Cash flows from operating activities:
Net income (loss)	$(5,679,712)	$11,947,475
Adjustments to reconcile net income (loss) to net cash used by operating activities:
Decrease in warrant liability	—	(16,549,457)
Depreciation	236,595	171,395
Provision for doubtful accounts	220,281	23,935
Gain from the sale of property, plant and equipment	—	(137,647)
Provision for inventory obsolescence	1,277,691	—
Stock-based compensation	249,048	22,889
Interest and other expense related to issued warrants and amortization of loan origination costs	62,339	—
Warrant expense related to purchase of technology	18,373	—
Changes in operating assets and liabilities:
Accounts receivable	806,880	557,291
Inventories	215,455	228,665
Prepaid expenses and other assets	144,795	68,190
Accounts payable	(234,275)	(70,704)
Accrued expenses	177,012	30,544
Net cash used by operating activities	(2,505,518)	(3,707,424)
Cash flows from investing activities:
Purchase of property, plant and equipment	(201,313)	(322,498)
Proceeds from the sale of property, plant and equipment	23,123	341,757
Net cash provided (used) by investing activities	(178,190)	19,259
Cash flows from financing activities:
Borrowing on long-term debt	925,000	—
Payments of term debt	(500,000)	—
Proceeds from exercise of warrants, net of costs	—	6,435,140
Proceeds from the issuance of common stock and warrants, net of offering costs	2,000,608	—
Proceeds from exercise of options	1,375	660
Preferred dividend paid	—	(588,542)
Principal payments under related party lease obligations	(205,852)	(194,793)
Net cash provided by financing activities	2,221,131	5,652,465
Net increase (decrease) in cash and cash equivalents	(462,577)	1,964,300
Cash and cash equivalents at beginning of year	659,856	10,637,796
Cash and cash equivalents at end of period	$197,279	$12,602,096
Supplemental disclosure of cash flow information:
Cash paid for interest	$345,387	$128,855
Non-cash investing and financing activities
Inducement to acquire redeemable convertible preferred stock	—	13,579,979
Reduction of fair value of puttable warrants upon exercise of warrants and removal of put option	—	11,443,152
Discount on convertible subordinated bridge notes related to warrants granted in connection with the notes	48,047	—

The accompanying notes are an integral part of these financial statements.

MEDICALCV, INC.

Notes to Unaudited Financial Statements

(1)   Basis of Financial Statement Presentation

The accompanying unaudited financial statements included herein have been prepared by MedicalCV, Inc. (the “Company”) in accordance with accounting principles generally accepted in the United States of America for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. These interim financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company’s Annual Report on Form 10-KSB, as amended, for the fiscal year ended April 30, 2005.

The balance sheet as of January 31, 2006, the statements of operations for the three and nine months ended January 31, 2006 and 2005, and the statements of cash flows for the nine months ended January 31, 2006 and 2005 include, in the opinion of management, all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the financial results for the respective interim periods and are not necessarily indicative of results of operations to be expected for the entire fiscal year ending April 30, 2006.

(2)   Going Concern

The Company’s financial statements as of and for the periods ended January 31, 2006, have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. The Company has sustained losses and negative cash flows from operations in recent years and expects these conditions to continue for the foreseeable future. At January 31, 2006, the Company had an accumulated deficit of $44,628,003. Although the Company raised funds through the sale of convertible preferred stock in the last quarter of fiscal year 2005 and the exercise of warrants to purchase common shares in the third quarter of fiscal year 2006, management anticipates that development of its new products will require additional capital by the first quarter of fiscal year 2008. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management intends to seek additional debt or equity financing as it continues development of new products. However, the Company may not be able to obtain such financing on acceptable terms or at all. If the Company is unable to obtain such additional financing, it will be required to significantly revise its business plans and drastically reduce operating expenditures such that it may not be able to develop or enhance its products, gain market share or respond to competitive pressures or unanticipated requirements, which could seriously harm its business, financial position and results of operations.

The Company is subject to risks and uncertainties common to medical technology-based companies, including rapid technological change, new product development and acceptance, actions of competitors and regulators, dependence on key personnel and market penetration.

(3)   Stock-Based Compensation

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees,” and related interpretations and complies with the disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation” and SFAS No. 148 “Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of SFAS Statement No. 123.”

In December 2004, the Financial Accounting Standards Board (FASB) issued a revised SFAS No. 123, “Share-Based Payment (revised 2004)” (SFAS No. 123R), which supersedes APB No. 25 and amends SFAS No. 123 to require companies to expense the value of stock-based compensation plans. Additionally, SFAS 123R, once adopted, disallows the use of the prospective transition method permitted by SFAS No. 148. SFAS 123R is effective as of the beginning of the first interim reporting period that begins after the Company’s fiscal year ending April 30, 2006.

For purposes of the pro forma disclosures below, the estimated fair value of the options is amortized to expense over the options’ vesting period. Had compensation cost for the Company’s stock options been recognized based on the fair value at the grant date consistent with the provisions of SFAS No. 123R, the Company’s net loss would have been adjusted to the pro forma amounts indicated below:

	For the Periods Ended January 31,
	Three Months		Nine Months
	2005	2006	2005	2006
Net loss to common shareholders	$(1,864,686)	$(6,137,065)	$(5,679,712)	$(2,221,046)
Pro-forma stock-based employee compensation cost	(211,066)	(533,209)	(355,029)	(1,336,486)
Net loss—pro forma	$(2,075,752)	$(6,670,274)	$(6,034,741)	$(3,557,532)
Basic net loss per common share
As reported	$(1.74)	$(1.52)	$(5.35)	$(1.06)
Pro forma	(1.93)	(1.65)	(5.69)	(1.70)
Diluted net loss per common share
As reported	(1.74)	(2.62)	(5.35)	(4.06)
Pro forma	(1.93)	(2.71)	(5.69)	(4.35)

(4)   Net Loss per Common Share

Basic net loss per common share was computed using net loss to common shareholders and the weighted average number of shares of common stock outstanding. Diluted net loss per common share reflects the potential dilution of securities that could share in the earnings of an entity. Diluted net loss per common share does not differ from basic net loss per common share in the three and nine month periods ended January 31, 2005 since the potentially dilutive shares are anti-dilutive. Since certain warrants outstanding during the three and nine month periods ended January 31, 2006 are considered common stock equivalents as they are potentially dilutive because they can be settled in common stock, the net loss to common shareholders for those periods is increased by the decrease in warrant liability and the weighted average number of shares used for the basic net loss per share computation is increased by the shares issuable under the warrants as follows:

	For the Periods Ended January 31, 2006
	Three Months	Nine Months
Net loss to common shareholders for basic net loss per common share	$(6,137,065)	$(2,221,046)
Effect of dilutive securities:
Decrease in warrant liability	(9,273,355)	(16,549,457)
Net loss to common shareholders for diluted loss per common share	$(15,410,420)	$(18,770,503)
Weighted average shares for basic net loss per common share	4,044,549	2,096,057
Effect of dilutive securities:
Shares issuable under warrant agreements	1,834,423	2,524,035
Weighted average shares for diluted net loss per common share	5,878,972	4,620,092

Options and warrants to purchase 830,266 and 1,889,671 shares of common stock were excluded from the diluted computation for the quarters ended January 31, 2005 and 2006, respectively, because they were anti-dilutive. Options and warrants to purchase 888,222 and 1,822,114 shares of common stock were excluded from the diluted computation for the nine months ended January 31, 2005 and 2006, respectively, because they were anti-dilutive.

(5)   Discontinued Operations

On November 18, 2004, the Company’s board of directors voted to authorize management to cease production of heart valves but to continue marketing the valves while exploring the merits of possible strategic alternatives for the heart valve business, including, but not limited to, a joint venture with another party or the sale of the business. Following exploration of a number of alternatives, management concluded in April 2005 that an orderly winding up of the valve business was the Company’s best alternative. On April 6, 2005, the Company’s board authorized management to discontinue sales of heart valves effective April 30, 2005, and to seek a buyer for the related production equipment.

As a result of the Company’s discontinuance of the heart valve business, the Company made a determination during the fourth quarter of fiscal year 2005 that the remaining assets of the heart valve operations should be considered “held for sale” pursuant to SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets”  (SFAS No. 144). Pursuant to SFAS No. 144, the Company ceased depreciation of property and equipment held for sale and evaluated whether any of the long-lived assets of the discontinued heart valve business were impaired. Based upon the estimated selling prices of these assets, management concluded that the carrying value of these assets was not impaired. During the nine months ended January 31, 2006, the Company disposed of the majority of the assets related to the discontinued operations. As of January 31, 2006 and April 30, 2005, the carrying value of the remaining assets and liabilities of the heart valve business are reported as assets or liabilities of discontinued operations on the Company’s balance sheet. In connection with this decision to discontinue the sale of heart valves, the Company reduced the carrying value of certain excess inventories, resulting in a provision recorded during fiscal year 2005 of $2,573,656.

The Company has complied with the SEC staff communications and guidance regarding discontinued operations presentation in the cash flows statements for the nine months ended January 2005 and 2006.

(6)   Restructuring and Severance Charges

In the six months ended October 31, 2004, the Company restructured its executive management team, resulting in the termination of two employees, and also terminated an additional five employees in an effort to reduce operating costs. Severance costs in connection with these terminations of approximately $202,000 and $26,000 (restated) were charged to general and administrative expenses and discontinued operations, respectively. This charge represented the amount of future severance payments due to these former employees. In the quarter ended January 31, 2005, the Company terminated an additional eleven employees resulting in approximately $16,000 of severance costs charged to general and administrative expenses and $32,000 (restated) charged to discontinued operations. During the quarter ended April 30, 2005, the Company terminated two additional employees resulting in approximately $32,000 of severance costs charged to general and administrative expenses. During the quarter ended July 31, 2005, the Company entered into a separation agreement with an employee, resulting in a charge to general and administrative expenses for severance pay of approximately $40,000. The Company paid all amounts due to these former employees by September 30, 2005. Approximately $283,000 and $63,000 of the above severance payments were made in fiscal years 2005 and 2006, respectively.

(7)   Equity Transactions

Common Stock and Warrants

During the fourth quarter of fiscal year 2004 and the first quarter of fiscal year 2005, the Company completed the private sale of 273,076 units for $14.70 per unit. Each unit consisted of one share of common stock and one five-year warrant to purchase a common share for $16.00 per share. Proceeds from the offering, net of offering costs of $455,190, were $3,559,032. In addition to cash commissions included in the offering costs, the Company issued to the private placement agent and finder five-year warrants to purchase an aggregate of 21,845 units at $18.375 per unit. As a result of anti-dilution adjustments through January 31, 2006, these warrants are exercisable for 85,401 units at $4.70 per unit.

Preferred Stock and Warrants

On April 1, 2005, under the terms of a Securities Purchase Agreement with accredited investors, the Company issued 1,803 shares of 5% Series A Redeemable Convertible Preferred Stock (“preferred stock”) to such investors, five-year warrants for the purchase of 2,705,250 shares of common stock to such investors exercisable at $5.00 per share, and five year warrants for the purchase in the aggregate of 163,596 shares of common stock to the placement agent and finder exercisable at $5.00 per share. The Company obtained gross cash proceeds of $13,603,000 at the closing (net of $30,000 in legal fees which were withheld by the lead investor). The Company also converted $4,402,000 of indebtedness into the above-referenced securities. The Company incurred cash offering costs of $817,980, including agent commissions, a finder’s fee and out-of-pocket expense reimbursements. The Company also paid legal and administrative expenses of $18,086 incurred by PKM Properties, LLC (“PKM”) in this transaction. PKM is an entity controlled by Paul K. Miller. Mr. Miller serves on the Company’s Board of Directors and is the Company’s largest shareholder.

On December 21, 2005, holders of a majority of the outstanding shares of the preferred stock authorized the Company to proceed with a preferred stock acquisition plan. Pursuant to such plan, on December 21, 2005, the Company entered into preferred stock acquisition agreements with the holders of an aggregate of 1,499 shares of preferred stock. Under the agreements, the Company acquired the preferred stock of each such holder in consideration of the issuance 3,077 shares of common stock for each share of preferred stock being acquired. On January 6, 2006, under the same form of preferred stock acquisition agreements, the Company acquired an additional 271 shares of preferred stock, representing all of the remaining then-outstanding shares of the Company’s preferred stock, for the same per share consideration. In the aggregate, the Company issued 5,447,814 shares of common stock in consideration of the acquisition of 1,770 shares of preferred stock. The Company originally sold 1,803 shares of preferred stock. The 33 shares of preferred stock not purchased in December 2005 or January 2006 were converted between June 2005 and October 2005 into shares of common stock at a conversion ratio of 2,000 shares of common stock for each share of preferred stock.

Also on December 21, 2005, the Company and holders of a majority of the outstanding shares of preferred stock and related common stock purchase warrants entered into an amendment to the securities purchase agreement as of April 1, 2005, to revise certain definitions contained therein. Following such amendment, on December 21, 2005, the Company and each of the holders who originally agreed to sell preferred stock to the Company entered into amendments to such holders’ warrants issued under the securities purchase agreement. Pursuant to these amendments, the Company (1) reduced the exercise price on outstanding warrants for the purchase of an aggregate of 2,296,950 shares of common stock held by such persons from $5.00 per share to $3.25 per share, and (2) accelerated the expiration date of such warrants from April 1, 2010, to January 6, 2006. Concurrent with such warrant amendments, investors delivered warrant exercise notices to the Company. The Company authorized one of such warrants, namely the warrant for the purchase of 445,200 shares held by PKM to be exercised on a net exercise basis (using a market price of $6.60 per share).

On January 6, 2006, under the same form of amended warrant agreements, investors exercised warrants for the purchase of 423,050 shares of common stock. The Company authorized one of such warrants, namely the warrant for the purchase of 151,200 shares held by Peter L. Hauser, a principal shareholder, to be exercised on a net exercise basis (using a market price of $6.60 per share).

In the aggregate, the Company issued 2,411,567 shares of common stock in connection with the exercises by investors of investor warrants issued in our April 2005 private placement. The Company also issued an additional 14,750 shares of common stock in connection with exercises of warrants originally issued to its agent and finder in its April 2005 private placement.

Also on January 6, 2006, pursuant to exercise notices dated January 5, 2006, the Company issued shares of common stock upon the exercise of certain other warrants. In particular, holders of warrants for the purchase of an aggregate of 107,850 shares of common stock, which were originally issued to the Company’s placement agent in its April 2005 financing, were exercised. Of such number, warrants for the purchase of 1,500 shares were exercised for cash and warrants for the purchase of 106,350 shares were exercised on a net exercise basis, resulting in the issuance of 75,974 shares of common stock. Also effective January 6, 2006, the Company amended the outstanding finder warrant for the purchase of 40,996 shares of common stock to adjust the exercise price to $3.25 per share and eliminate the right to put the warrant to the Company for cash in an amount equal to the fair value of the warrants in the event of a fundamental transaction.

The net effect of the December 2005 and January 2006 transactions, including the changes in the terms of the preferred stock and warrants, was to increase cash by approximately $6,436,000 (net of expenses of approximately $471,000), decrease the warrant liability associated with the warrants containing a put feature by approximately $18,188,000,  increase common stock and additional paid-in capital by approximately $31,083,000, increase warrant equity by approximately $376,000, increase non-cash dividends on preferred stock by approximately $13,580,000 because of the change in the number of common shares issued upon acquisition of the preferred stock and increase other income by approximately $6,745,000. The outstanding shares of common stock were increased by 7,951,605 shares.

In certain circumstances, the Company had the option to require the preferred stockholders to convert their shares into common stock. In the event of a fundamental transaction, as defined, the preferred shareholders had the right to require the Company to redeem the preferred shares at their stated value, including any accrued but unpaid dividends. In the event of certain defaults, the preferred shareholders had the right to require the Company to redeem the preferred shares at 110 percent of their stated value, including any accrued but unpaid dividends. As a result of these redemption provisions, the carrying value of these preferred shares were considered to be redeemable and were reported as a “mezzanine” instrument on the Company’s balance sheet. The aggregate liquidation value of these redeemable preferred shares at April 30, 2005 was $18,109,116. However, the carrying value of this redeemable preferred stock at April 30, 2005, was zero, net of a discount associated with the warrants issued to the shareholders, the placement agent and finder, as described below. No redeemable convertible preferred stock was outstanding at January 31, 2006.

The Company was required to register the common shares underlying the preferred stock conversion option and the purchaser warrants. If the Company did not meet certain registration deadlines, the preferred stockholders were entitled to liquidated damages, as defined. In the event of a fundamental transaction, as defined, the warrants issued to the preferred shareholders, the placement agent and finder, all provided the warrant holders with the right to put the warrants to the Company for cash in an amount equal to the fair value of the warrants, as determined using the Black Scholes option pricing model. As a result of this put right, the warrants were reported at their fair value as a liability on the Company’s balance sheet and changes in the fair value of the warrants resulted in charges or benefits to the Company’s results of operations. The fair value of these warrants upon closing of the preferred stock sale was $22,271,047. Because the fair value of these warrants at April 1, 2005 exceeded the proceeds received in the preferred stock and warrant issuances, the excess of the fair value of the warrants over the proceeds received (including the converted debt) was recognized as other expense of $4,266,047 upon closing. During the period between closing and April 30, 2005, the fair value of these warrants increased to $27,992,609. The Company reported this $5,721,562 increase in fair value as other expense in the fourth quarter of fiscal year 2005. The fair value of the warrants, after the changes in terms, was $11,443,152 at the date the warrants were exercised or the put right was removed. The Company reported the $16,549,457 and $9,273,355 decrease in fair value during the nine and three months ended January 31, 2006, respectively, as a decrease in warrant liability in other income in the statements of operations for the nine and three months ended January 31, 2006, respectively. As of January 31, 2006, all warrants related to the April 1, 2005 transaction were exercised or the put option was removed.

The Company measured the fair value of the warrant liability using the Black Scholes option pricing model. The Company believed this was the appropriate valuation model because the redemption terms of the warrants provided for the holders to put them to the Company at their fair value as measured using the Black Scholes model. The assumptions used to value the warrants when they were issued on April 1, 2005 and when they were valued at the end of the Company’s 2005 fiscal year (April 30, 2005) and at date of exercise was as follows:

	April 1, 2005 and April 30, 2005	Date of Exercise
Term	5 years	0 years
Expected volatility	116%	132%
Risk-free interest rate	4.24%	4.38%
Expected dividend yield	0	0

(8)   Employment Contracts

During the nine months ended January 31, 2006, the Company entered into employment agreements with six officers. The contracts give the officers and the Company the right to terminate the contract with or without cause with sixty (60) days’ written notice. The contracts also contain a provision for lump sum payments of up to twelve months severance if the officer is terminated without cause by the Company or for good reason by the officer as defined in the contracts. The contracts also contain various other provisions.

(9)   Subsequent Events

On March 9, 2006, J Giordano Securities LLC (d/b/a J Giordano Securities Group) (JGSG) filed suit against the Company in U.S. District Court, District of Connecticut. JGSG claims that it is entitled to damages due to an alleged breach of the engagement agreement, as amended, between the Company and JGSG. In particular, JGSG claims that the exercise of outstanding warrants for the purchase of common stock by certain JGSG-identified investors and the Company’s purchase of outstanding shares of 5% Series A Redeemable Convertible Preferred Stock from certain JGSG-identified investors in December 2005 and January 2006 entitle JGSG to damages no less than $1,431,789. In particular, JGSG seeks (a) $279,191 in cash commissions, (b) warrants for the purchase of 85,905 shares at $3.25 per share, (c) lost profits of $751,669 on the argument that JGSG would have exercised the foregoing warrant and sold 85,905 shares on December 30, 2005, at a price of $12.00 per share, and (d) the $400,909 in cash commissions the Company paid C.E. Unterberg Towbin LLC. In addition, JGSG seeks reimbursement for reasonable expenses, interest, costs and attorneys’ fees. The Company believes that this lawsuit is without merit and intends to vigorously defend itself.

The Company’s Board of Directors approved a one-for-ten reverse stock split of its common stock and preferred stock, effective May 31, 2006. The accompanying financial statements and related notes give retroactive effect to this reverse stock split.

MEDICALCV, INC.

Common Stock

PROSPECTUS

C.E. UNTERBERG, TOWBIN

CRAIG-HALLUM CAPITAL GROUP LLC

ROTH CAPITAL PARTNERS, LLC

                        , 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

We are governed by Minnesota Statutes Chapter 302A. Minnesota Statutes Section 302A.521 provides that a corporation shall indemnify any person made or threatened to be made a party to any proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines, including, without limitation, excise taxes assessed against such person with respect to an employee benefit plan, settlements and reasonable expenses, including attorneys’ fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person has not been indemnified by another organization or employee benefit plan for the same expenses with respect to the same acts or omissions; acted in good faith; received no improper personal benefit and Section 302A.255, if applicable, has been satisfied; in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and in the case of acts or omissions by persons in their official capacity for the corporation, reasonably believed that the conduct was in the best interests of the corporation; or in the case of acts or omissions by persons in their capacity for other organizations, reasonably believed that the conduct was not opposed to the best interests of the corporation.

As permitted by Section 302A.251 of the Minnesota Statutes, Article 6 of our articles of incorporation provides that we will indemnify our directors in the manner and to the fullest extent permitted by law. Section 6.1 of our bylaws provides that we will indemnify, in accordance with the terms and conditions of Section 302A.521 of the Minnesota Statutes, the following persons: (a) officers and former officers; (b) directors and former directors; (c) members and former members of committees appointed or designated by the board of directors; and (d) employees and former employees.

ITEM 25.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The estimated expenses in connection with the issuance and distribution of the securities registered hereby are set forth in the following table. All amounts presented, other than the SEC registration fee, are estimates.

SEC registration fee	$3,692
Legal fees and expenses	260,000
Accounting fees and expenses	240,000
Blue sky fees and expenses	15,000
Transfer agent fees and expenses	5,000
Printing expenses	100,000
Nasdaq listing fee	100,000
Miscellaneous	76,308
Total	$800,000

ITEM 26.   RECENT SALES OF UNREGISTERED SECURITIES.

The following sets forth certain information concerning the securities we have sold within the past three years without registering such securities under the Securities Act.

(a)   On January 17, 2003, we issued to PKM Properties, LLC (“PKM”), an entity controlled by Paul K. Miller, a five-year warrant to purchase 35,000 shares of our common stock at $5.96 per share. Mr. Miller is a member of our board of directors, and PKM is one of the largest beneficial owners of our securities. We issued this warrant in connection with a line of credit we established with PKM. As a result of anti-dilution adjustments through May 31, 2006, this warrant is exercisable for 59,600 shares at $3.50 per share.

(b)   On April 4, 2003, we completed a refinancing transaction in which our headquarters and manufacturing facility was sold in a sale-leaseback transaction to PKM. As part of the consideration for this transaction, we issued to PKM a five-year warrant to purchase 35,000 shares of our common stock at $6.25 per share. As a result of anti-dilution adjustments through May 31, 2006, this warrant is exercisable for 60,763 shares at $3.60 per share.

(c)   On July 8, 2003, we completed a $2.0 million bridge financing, resulting in net proceeds of approximately $1.87 million.

Under the terms of the financing, we established a one-year $1.0 million discretionary line of credit with PKM. The line, which required the payment of interest at a rate of 10 percent per year, was collateralized by substantially all of our assets. As additional consideration for the financing, we agreed to issue PKM ten-year warrants for the purchase of up to 38,034 shares of our common stock at an exercise price of $7.00 per share with terms and conditions that include weighted-average anti-dilution rights. Of such securities, warrants for the purchase of 32,017 shares expire on July 1, 2013, and warrants for the purchase of 6,017 shares expire on August 20, 2013. As a result of anti-dilution adjustments through May 31, 2006, these warrants are exercisable for 73,957 shares at $3.60 per share. We also agreed to modify certain terms of the warrants issued to PKM in January and April 2003, to conform to the terms of the warrants issued as part of this bridge debt financing.

In a simultaneous transaction, we entered into a loan agreement and borrowed $1.0 million from Peter L. Hauser (“Mr. Hauser”) pursuant to a one-year subordinated note with an interest rate of 10 percent per year. Pursuant to an intercreditor agreement with PKM, the loan was collateralized by substantially all of our assets. Mr. Hauser was issued ten-year warrants for the purchase of 38,035 shares of our common stock on terms comparable to the PKM warrants described above. As a result of anti-dilution adjustments through May 31, 2006, this warrant is exercisable for 73,958 shares at $3.60 per share. Following this transaction, Mr. Hauser became the beneficial owner of over 10 percent of our securities.

PKM and Mr. Hauser were also paid a 6.5 percent placement fee in connection with the July 2003 bridge financing under the May 2003 Discretionary Credit Agreement.

(d)   Effective August 5, 2003, we issued 5,052 shares of common stock to Tower Finance, Ltd. (“Tower”), a financial advisory firm, in connection with Tower’s agreement to provide consulting services.

(e)   On August 19, 2003, we granted to Lawrence L. Horsch, then our Chairman of the Board, a ten-year non-qualified stock option for the purchase of 10,000 shares of our common stock at an exercise price of $7.00 per share. We granted this stock option to Mr. Horsch pursuant to the terms of a letter agreement dated August 19, 2003, under which Mr. Horsch became our Chairman of the Board.

(f)    On September 29, 2003, we sold 8,571 shares of our common stock to Lawrence L. Horsch, then our Chairman of the Board, at a purchase price of $7.00 per share. We agreed to sell these share to Mr. Horsch pursuant to the terms of a letter agreement dated August 19, 2003, under which Mr. Horsch became our Chairman of the Board.

(g)   On September 29, 2003, we issued 1,500 shares of our common stock to LightWave Ablation Systems, Inc. (“LightWave”) pursuant to the terms of a letter agreement between our company and LightWave dated April 22, 2003 (the “LightWave Agreement”). We also issued to LightWave a seven-year warrant to purchase 2,500 shares of our common stock at an exercise price of $14.60, which warrant expires August 27, 2010. We issued these shares and warrants in partial consideration of our acquisition of a technology platform for cardiac tissue ablation from such company.

(h)   On November 13, 2003, we issued to PKM a ten-year warrant to purchase 7,738 shares of our common stock at an exercise price of $16.80 per share. We issued this warrant in consideration of amendment to the one-year $1.0 million term debt arrangement with PKM, which provided for an additional $500,000 of borrowings. As a result of anti-dilution adjustments through May 31, 2006, this warrant is exercisable for 28,888 shares at $4.50 per share.

(i)    On November 24, 2003, we issued to Draft Co., an unrelated third party, ten-year warrants to purchase 9,090 shares of our common stock at an exercise price of $14.30 per share. We issued this warrant in consideration of a loan agreement to borrow $500,000, pursuant to a note maturing June 30, 2004 and bearing interest at a rate of 10.0 percent per year. This note was repaid on June 30, 2004. As a result of anti-dilution adjustments through May 31, 2006, this warrant is exercisable for 30,230 shares at $4.30 per share.

(j)    On February 3, 2004, we issued to PKM a ten-year warrant to purchase 33,093 shares of our common stock at an exercise price of $20.00 per share. We issued this warrant in connection with the extension of the maturity date of the January 2003 Discretionary Credit Agreement to June 30, 2005. As a result of anti-dilution adjustments through May 31, 2006, this warrant is exercisable for 140,822 shares at $4.70 per share.

(k)   On February 3, 2004, we issued to Mr. Hauser a ten-year warrant to purchase 13,600 shares of our common stock at an exercise price of $20.00 per share. We issued this warrant in connection with the extension by Mr. Hauser of the maturity date of the $1.0 million financing he provided to June 30, 2005. As a result of anti-dilution adjustments through May 31, 2006, this warrant is exercisable for 57,872 shares at $4.70 per share.

(l)    Between February 2004 and May 2004, we conducted a private placement to accredited investors of units, each unit consisting of one share of common stock and one warrant to purchase one share of common stock. We sold 273,076 units for aggregate gross proceeds of $4,014,223. The five-year warrants sold with the common stock are exercisable to purchase an aggregate of 273,076 shares of common stock at an exercise price of $16.00 per share. In connection with such placement, we issued our agent a five-year warrant to purchase 12,327 units at an exercise price of $18.375 per unit, paid our agent cash commissions of $181,210 and paid our agent a non-accountable expense allowance of $67,954. As a result of anti-dilution adjustments through May 31, 2006, this warrant is exercisable for 48,187 units at $4.70 per unit. In connection with such placement, we issued a finder a five-year warrant to purchase 9,518 units at an exercise price of $18.375 per unit, paid a finder a finder’s fee of $139,928 and reimbursed a finder for expenses of $4,163. As a result of anti-dilution adjustments, this warrant became exercisable for 37,214 units at $4.70 per unit. As set forth in paragraphs (aa) and (bb) below, during March and April 2006, this unit warrant was exercised in full on a net exercise basis. The warrants underlying the unit warrants issued to the agent and the finder are exercisable for a period of five-years at an exercise price of $18.375 per share.

(m)  On August 26, 2004, we issued a five-year option, exercisable at $13.00 per share, for the purchase of 2,500 shares of common stock to Blair P. Mowery. This option, which was granted outside our shareholder-approved plans, was issued in consideration of services rendered by Mr. Mowery to our company.

(n)   On November 17, 2004, we issued to PKM a ten-year warrant to purchase 3,401 shares of our common stock at a per share exercise price equal to the lower of (1) $14.70 or (2) the price at which we first sell our common stock or units (minus the value of the warrant component thereof determined at the date of sale thereof using the Black Scholes formula) after November 17, 2004, but not less than $10.00. We issued this warrant in consideration of our entry into a discretionary credit agreement with PKM. As a result of anti-dilution adjustments through May 31, 2006, this warrant is exercisable for 11,363 shares at $4.40 per share.

(o)   On December 1, 2004, as a result of the U.S. Food and Drug Administration’s grant of 510(k) market clearance for the ATRILAZE™ Surgical Ablation System, we became obligated pursuant to the LightWave Agreement to issue a common stock purchase warrant to LightWave. On December 1, 2004, we issued to LightWave a seven-year warrant to purchase 2,500 shares of our common stock at an exercise price of $14.60 per share. We issued this warrant, pursuant to the terms of the LightWave Agreement, in partial consideration of our acquisition of a technology platform for cardiac tissue ablation from such company.

(p)   On December 31, 2004, we issued $225,000 principal amount of convertible bridge notes due May 31, 2005, to certain accredited investors. On January 13, 2005, we issued $200,000 principal amount of convertible bridge notes due May 31, 2005, to an accredited investor. The notes bore interest at the rate of 10 percent per year and were convertible into securities to be issued in our next equity financing. On April 1, 2005, each investor converted the entire unpaid principal and all accrued but unpaid interest under the note into preferred stock and common stock purchase warrants (as described in paragraph (s) below). In connection with this financing, we issued a five-year bridge warrant to each investor for the purchase of a number of shares of common stock equal to 20 percent of the principal amount of such investor’s note. Such warrants are exercisable to purchase common stock at $5.00 per share. In connection with these issuances, we paid Tower a cash commission equal to 8 percent of the gross proceeds raised from investors introduced to us by Tower and we agreed to issue a five-year common stock purchase warrant to Tower for the purchase of a number of shares equal to 8 percent of the total possible shares issuable to Tower-introduced investors in this financing at an exercise price of $6.25 per share.

(q)   On March 3, 2005, we entered into a February 2005 Credit Agreement with PKM. The Agreement provided for a $500,000 discretionary credit facility under which PKM made available to us up to $500,000 in the form of loans bearing interest in 10 percent per year. Principal and interest were due on the amounts borrowed no later than June 16, 2005. This debt and the other amounts we borrowed from PKM were collateralized by substantially all of our assets. A February 2005 Discretionary Credit Note reflected this indebtedness. As additional consideration, we issued to PKM a ten-year warrant for the purchase of 75,000 shares of our common stock at an exercise price of $5.00 per share. We also acknowledged a fourth amendment to the first amended and restated subordination and intercreditor agreement by and between PKM and Mr. Hauser. We also agreed to pay the legal and administrative expenses incurred by PKM associated with this transaction. PKM subsequently transferred warrants for the purchase of 25,541 shares to third parties. As a result of anti-dilution adjustments through May 31, 2006, the remaining warrant held by PKM is exercisable for 72,734 shares at $3.40 per share.

(r)    On March 21, 2005, we granted a stock option for the purchase of 5,000 shares of common stock to David B. Kaysen and we granted a stock option for the purchase of 5,000 shares of common stock to Susan L. Critzer. Mr. Kaysen and Ms. Critzer are two of our non-employee directors. These options were granted outside our shareholder-approved plans, they were 100 percent vested at the date of grant, and they are exercisable at $10.00 per share. These options expire on March 21, 2015.

(s)    On April 1, 2005, under the terms of a Securities Purchase Agreement with accredited investors, we issued 1,803 shares of 5% Series A Redeemable Convertible Preferred Stock (“Preferred Stock”) to such investors and warrants for the purchase of 2,705,250 shares of common stock to such investors. Each share of Preferred Stock was convertible into the number of shares of common stock equal to the $10,000 stated value divided by $5.00, subject to anti-dilution adjustments. As a result, the 1,803 preferred shares sold could have been converted into 3,607,000 shares of common stock, subject to anti-dilution adjustments. The terms of the Preferred Stock included dividend, protective, liquidation and conversion rights. The Preferred Stock was sold along with warrants to purchase a number of shares of common stock equal to 75 percent of the number of shares of common stock initially issuable upon conversion of the Preferred Stock. The warrants had a term of five years and were exercisable at $5.00 per share, subject to anti-dilution adjustments. If the shares issuable upon exercise of the warrants had not been registered for resale at the time of exercise, each warrant would have allowed the holder to convert the warrants into common stock without any cash consideration in exchange for the surrender of the remaining shares of common stock otherwise purchasable upon exercise of the warrant. We obtained gross cash proceeds of $13,603,000 at the closing (net of $30,000 in legal fees which were offset by the lead investor). We also converted $4,402,000 of indebtedness into the above-referenced securities. We paid our placement agent cash commissions of $573,000, we repaid an outstanding debt obligation to PKM of $502,708, and we paid a finder a finder’s fee of $244,980. We issued warrants for the purchase of 163,596 shares of common stock to our placement agent and finder on substantially the same terms as the investor warrants. Of such warrants, warrants for the purchase of 40,996 shares of common stock originally issued to the finder remained outstanding at May 31, 2006. We also agreed to reimburse our placement agent and finder for expenses, and to reimburse PKM in connection with its legal fees.

(t)    Effective April 1, 2005, we awarded (1) a non-qualified stock option for the purchase of 344,034 shares of common stock to Marc P. Flores, our President and Chief Executive Officer, (2) a non-qualified stock option for the purchase of 129,013 shares of common stock to John H. Jungbauer, our Vice President, Finance and Chief Financial Officer, (3) a non-qualified stock option for the purchase of 64,506 shares of common stock to Adam L. Berman, our Vice President, Research and Development, (4) a non-qualified stock option for the purchase of 64,506 shares of common stock to Robert W. Clapp, our Vice President, Operations, (5) a non-qualified stock option for the purchase of 21,502 shares of common stock to Dennis E. Steger, our Vice President, Regulatory Affairs and Quality Assurance, and (6) a non-qualified stock option for the purchase of 43,004 shares of common stock to a former employee. The foregoing options were issued outside our employee benefit plans. Such options vest to the extent of 25 percent on the first anniversary of the date of grant and 6.25 percent quarterly thereafter. They are exercisable at $8.90 per share. These options expire on April 1, 2012.

(u)   On April 22, 2005, we issued 650 shares of common stock to Mid-South Capital, Inc. and 2,600 shares of common stock to Baxter Capital Advisers, Inc. These shares were issued as consideration for services rendered pursuant to the terms of a financial consulting agreement between our company and Mid-South Capital, Inc., dated February 3, 2005.

(v)   On April 25, 2005, we issued a warrant for the purchase of 6,800 shares of common stock to Tower. This warrant was issued as consideration for services rendered in connection with our December 2004 and January 2005 bridge financing pursuant to the terms of a letter agreement between our company and Tower, dated December 8, 2004. The warrant is exercisable at $6.25 per share, which was 125 percent of the price at which our common stock equivalents were sold in the bridge financing. This warrant expires on January 13, 2010.

(w)  On April 28, 2005, we issued 8,000 shares of common stock to ROI Group Associates, Inc. These shares were issued as consideration for investor relations services rendered pursuant to the terms of a service agreement between our company and ROI Group Associates, Inc., dated January 24, 2005.

(x)   On June 7, 2005, we issued 20,000 shares of common stock, upon the conversion of 10 shares of Preferred Stock, to an accredited investor. On July 13, 2005, we issued 10,000 shares of common stock, upon the conversion of 5 shares of Preferred Stock, to an accredited investor. On July 14, 2005, we issued an aggregate of 20,000 shares of common stock, upon the conversion of an aggregate of 10 shares of Preferred Stock, to four accredited investors. On September 15, 2005, we issued 10,000 shares of common stock, upon the conversion of 5 shares of Preferred Stock, to an accredited investor. On October 18, 2005, we issued 6,000 shares of common stock, upon the conversion of 3 shares of Preferred Stock, to an accredited investor. Each of the foregoing issuances was made pursuant to the terms of the Certificate of Designation of the Rights and Preferences of the 5% Series A Redeemable Convertible Preferred Stock.

(y)   On December 22, 2005, pursuant to preferred stock acquisition agreements with the holders of an aggregate of 1,499 shares of preferred stock (the “PSAAs”), we acquired 297 shares of our Preferred Stock from PKM in consideration of the issuance of 913,253 shares of common stock. Also on December 22, 2005, pursuant to amended warrant agreements with such holders (the “AWAs”), PKM exercised a warrant for 445,200 shares of common stock on a net exercise basis, resulting in the issuance of 225,972 shares of common stock. On December 23, 2005, under the AWAs, holders of warrants for the purchase of 825,000 shares of common stock exercised such warrants at $3.25 per share. We obtained gross proceeds of $2,681,250 in connection with these warrant exercises. On December 27, 2005, under the PSAAs, we acquired 42 shares of Preferred Stock in consideration of the issuance of 129,232 shares of common stock. Also on December 27, 2005, under the AWAs, holders of warrants for the purchase of 450,000 shares of common stock exercised such warrants at $3.25 per share. We obtained gross proceeds of $1,462,500 in connection with these warrant exercises. On December 28, 2005, under the PSAAs, we acquired 370 shares of Preferred Stock in consideration of the issuance of 1,138,490 shares of common stock. Also on December 28, 2005, under the AWAs, holders of warrants for the purchase of 416,750 shares of common stock exercised such warrants at $3.25 per share. We obtained gross proceeds of $1,354,438 in connection with these warrant exercises. On December 29, 2005, under the PSAAs, we acquired 215 shares of Preferred Stock in consideration of the issuance of 661,555 shares of common stock. Also on December 29, 2005, under the AWAs, holders of warrants for the purchase of 160,000 shares of common stock exercised such warrants at $3.25 per share. We obtained gross proceeds of $520,000 in connection with these warrant exercises. On December 30, 2005, under the PSAAs, we acquired 575 shares of Preferred Stock in consideration of the issuance of 1,769,275 shares of common stock.

In the aggregate, the foregoing issuances resulted in (1) our acquisition of 1,499 shares of Preferred Stock in consideration of our issuance of 4,611,805 shares of common stock to accredited investors, and (2) our receipt of gross proceeds of $6,018,188 in consideration of its issuance of 2,077,722 shares of common stock upon exercise of warrants by accredited investors. In connection with these transactions, we paid C.E.Unterberg, Towbin, LLC (“CEUT”), our exclusive financial advisor in connection with such transactions, a fee of $400,909 and reimbursed CEUT for $27,016 of expenses.

(z)   Following public announcement of our purchase of 1,499 shares of Preferred Stock, representatives of the remaining accredited investors holding Preferred Stock and related common stock purchase warrants inquired about the possibility of selling their Preferred Stock to our company, and exercising their related warrants, on the same terms. On January 6, 2006, pursuant to PSAAs, we acquired 271 shares of Preferred Stock in consideration of the issuance of 836,009 shares of common stock. Also on January 6, 2006, pursuant to AWAs, the same investors exercised warrants for the purchase of 423,050 shares of common stock. Of such number, warrants for the purchase of 271,850 shares were exercised for cash, yielding $883,513 in gross proceeds, and warrants for the purchase of 151,200 shares were exercised on a net exercise basis, resulting in the issuance of 76,745 shares of common stock. Also on January 6, 2006, pursuant to exercise notices dated January 5, 2006, we issued shares of common stock upon the exercise of certain other warrants. In particular, holders of warrants for the purchase of an aggregate of 107,850 shares of common stock, which were originally issued to our placement agent in our April 2005 financing, were exercised. Of such number, warrants for the purchase of 1,500 shares were exercised for cash, yielding $4,875 in gross proceeds, and warrants for the purchase of 106,350 shares were exercised on a net exercise basis, resulting in the issuance of 75,974 shares of common stock. We agreed to pay CEUT a fee of $44,419 in connection with the foregoing warrant exercises.

(aa) On March 22, 2006, Tower exercised a portion of its warrant to purchase 37,214 units on a net exercise basis, resulting in the issuance of (a) 11,270 shares of our common stock and (b) a warrant to purchase 11,270 shares of our common stock, at an exercise price of $18.375 per share, which expires on April 30, 2009. Following this partial exercise, Tower retained a unit warrant to purchase 14,989 units, at an exercise price of $4.70 per unit, which also expires on April 30, 2009. Each unit consists of one share of common stock and one warrant to purchase one share of common stock at an exercise price of $18.375 per share.

(bb)             On April 19, 2006, Tower exercised its warrant to purchase 14,989 units on a net exercise basis, resulting in the issuance of (a) 8,738 shares of our common stock and (b) a warrant to purchase 8,738 shares of our common stock, at an exercise price of $18.375 per share, which expires on April 30, 2009.

Each of the foregoing issuances was made in reliance upon the exemption provided in Section 4(2), Section 3(a)(9), and/or the safe harbor provided by Rule 506 of the Securities Act. Such securities are restricted as to sale or transfer, unless registered under the Securities Act, and certificates representing such securities contain restrictive legends preventing sale, transfer or other disposition unless registered under the Securities Act. In addition, the recipients of such securities received, or had access to, material information concerning MedicalCV, including, but not limited to, our reports on Form 10-KSB, Form 10-QSB and Form 8-K, as filed with the SEC, including amendments to such reports. Other than as noted above, no underwriting commissions or discounts were paid with respect to the issuances of such securities.

ITEM 27.   EXHIBITS.

See “Index to Exhibits.”

ITEM 28.   UNDERTAKINGS.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer, or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The small business issuer will:

(1)   For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer under Rule 424(b)(1), or (4), or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

(2)   For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Registration Statement on Form SB-2 and has authorized this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Inver Grove Heights, State of Minnesota, on June 5, 2006.

MEDICALCV, INC.
By	/s/ MARC P. FLORES
Marc P. Flores
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

	Signature	Title	Date
	/s/ MARC P. FLORES	President and Chief Executive Officer	June 5, 2006
	Marc P. Flores	(Principal Executive Officer)
	/s/ JOHN H. JUNGBAUER	Vice President, Finance and	June 5, 2006
	John H. Jungbauer	Chief Financial Officer (Principal Accounting Officer and Principal Financial Officer)
	*	Chairperson of the Board
Susan L. Critzer
	*	Director
Larry G. Haimovitch
	*	Director
Lawrence L. Horsch
	*	Director
David B. Kaysen
	*	Director
Paul K. Miller
	*	Director
J. Robert Paulson, Jr.
*By	/s/ JOHN H. JUNGBAUER		June 5, 2006
John H. Jungbauer Attorney-in-fact

INDEX TO EXHIBITS

Exhibit Number	Description
1.1	Form of Underwriting Agreement.
3.1	Restated Articles of Incorporation of the Registrant, as Amended.
3.2	Bylaws of the Registrant (incorporated by reference to our Registration Statement on Form SB-2, filed on August 31, 2001 (File No. 333-68884)).
4.1	Reference is made to Exhibits 3.1 and 3.2.
4.2	Specimen common stock certificate.
5	Legal Opinion of Briggs and Morgan, P.A.
10.1	1992 Stock Option Plan (incorporated by reference to our Registration Statement on Form SB-2, filed on August 31, 2001 (File No. 333-68884)).
10.2	1993 Director Stock Option Plan (incorporated by reference to our Registration Statement on Form SB-2, filed on August 31, 2001 (File No. 333-68884)).
10.3	1997 Stock Option Plan (incorporated by reference to our Registration Statement on Form SB-2, filed on August 31, 2001 (File No. 333-68884)).
10.4	Amended and Restated 2001 Equity Incentive Plan (incorporated by reference to our Definitive Schedule 14A (Proxy Statement), filed on August 25, 2005 (File No. 000-33295)).
10.5

Common Stock Purchase Warrant issued by the Registrant to PKM Properties, LLC, dated January 17, 2003 (incorporated by reference to our Quarterly Report on Form 10-QSB/A, filed on April 4, 2003 (File No. 000-33295)).

10.6

Warrant Agreement to purchase 38,035 shares of common stock issued by the Registrant to Peter Ludwig Hauser, dated July 1, 2003 (incorporated by reference to our Current Report on Form 8-K, filed on July 14, 2003 (File No. 000-33295)).

10.7

Amendment to Warrants by and between the Registrant and PKM Properties, LLC, dated July 1, 2003 (incorporated by reference to our Current Report on Form 8-K, filed on July 14, 2003 (File No. 000 33295)).

10.8

Warrant Agreement to purchase 32,017 shares of common stock issued by the Registrant to PKM Properties, LLC, dated July 1, 2003 (incorporated by reference to our Current Report on Form 8-K, filed on July 14, 2003 (File No. 000-33295)).

10.9

Warrant Agreement to purchase 6,017 shares of common stock issued by MedicalCV, Inc. to PKM Properties, LLC, dated August 20, 2003 (incorporated by reference to our Quarterly Report on Form 10-QSB filed on December 15, 2003 (File No. 000-33295)).

10.10

Warrant Agreement to purchase 7,738 shares of common stock issued by the Registrant to PKM Properties, LLC, dated November 13, 2003 (incorporated by reference to our Quarterly Report on Form 10-QSB filed on March 22, 2004 (File No. 000-33295)).

10.11

Warrant Agreement to purchase 13,600 shares of common stock issued by the Registrant to Peter L. Hauser, dated February 3, 2004 (incorporated by reference to our Annual Report on Form 10-KSB filed on July 29, 2004 (File No. 000-33295)).

10.12

Warrant Agreement to purchase 33,093 shares of common stock issued by the Registrant to PKM Properties, LLC, dated February 3, 2004 (incorporated by reference to our Annual Report on Form 10-KSB filed on July 29, 2004 (File No. 000-33295)).

10.13

Letter Agreement between the Registrant and Lawrence L. Horsch, dated effective August 19, 2003 (incorporated by reference to our Annual Report on Form 10-KSB filed on July 29, 2004 (File No. 000-33295)).

10.14

Non-Qualified Stock Option Agreement issued by the Registrant to Lawrence L. Horsch in the amount of 10,000 shares, dated August 19, 2003 (incorporated by reference to our Annual Report on Form 10-KSB filed on July 29, 2004 (File No. 000-33295)).

10.15

Building Lease Agreement between the Registrant and PKM Properties, LLC, dated April 4, 2003 (incorporated by reference to our Annual Report on Form 10-KSB filed on July 29, 2004 (File No. 000-33295)).

10.16

Technology Purchase Agreement between the Registrant and LightWave Ablation Systems, Inc., Gregory Brucker and Robert Svenson M.D., dated August 27, 2003 (incorporated by reference to our Annual Report on Form 10-KSB filed on July 29, 2004 (File No. 000-33295)).

10.17

Warrant Agreement to purchase 2,500 shares of common stock issued by the Registrant to LightWave Ablation Systems, Inc., dated August 27, 2003 (incorporated by reference to our Annual Report on Form 10-KSB filed on July 29, 2004 (File No. 000-33295)).

10.18

Technology Assignment Agreement between the Registrant, LightWave Ablation Systems, Inc., Robert H. Svenson, M.D. and Gregory Brucker, dated August 27, 2003 (incorporated by reference to our Annual Report on Form 10-KSB filed on July 29, 2004 (File No. 000-33295)).

10.19

Proprietary Information and Inventions Agreement between the Registrant, Robert H. Svenson, M.D. and Gregory Brucker, dated August 10, 2003 (incorporated by reference to our Annual Report on Form 10-KSB filed on July 29, 2004 (File No. 000-33295)).

10.20

Technical Assistance Agreement between the Registrant and Robert H. Svenson, M.D., dated August 7, 2003 (incorporated by reference to our Annual Report on Form 10-KSB filed on July 29, 2004 (File No. 000-33295)).

10.21

Technical Assistance Agreement between the Registrant and Gregory Brucker, dated August 7, 2003 (incorporated by reference to our Annual Report on Form 10-KSB filed on July 29, 2004 (File No. 000-33295)).

10.22

Warrant Agreement to purchase up to 10,000 shares of common stock issued by the Registrant to Segmed, Inc., dated August 7, 2002 (incorporated by reference to our Annual Report on Form 10-KSB filed on July 29, 2004 (File No. 000-33295)).

10.23

First Amended and Restated Subordination and Intercreditor Agreement by and between Peter L. Hauser, PKM Properties, LLC and Draft Co., accepted and acknowledged by the Registrant dated November 24, 2003 (incorporated by reference to our Annual Report on Form 10-KSB filed on July 29, 2004 (File No. 000-33295)).

10.24

Amendment No. 1 to First Amended and Restated Subordination and Intercreditor Agreement by and between Peter L. Hauser, PKM Properties, LLC and Draft Co., accepted and acknowledged by the Registrant dated January 29, 2004 (incorporated by reference to our Annual Report on Form 10-KSB filed on July 29, 2004 (File No. 000-33295)).

10.25

Amendment No. 2 to First Amended and Restated Subordination and Intercreditor Agreement by and between Peter L. Hauser and PKM Properties, LLC, accepted and acknowledged by MedicalCV, Inc. dated April 16, 2004 (incorporated by reference to our Quarterly Report on Form 10-QSB filed on December 15, 2004 (File No. 000-33295)).

10.26

April 2004 Discretionary Credit Agreement by and between MedicalCV, Inc. and PKM Properties, LLC dated April 16, 2004 (incorporated by reference to our Quarterly Report on Form 10-QSB filed on December 15, 2004 (File No. 000-33295)).

10.27

Discretionary Credit Demand Note between MedicalCV, Inc. (borrower) and PKM Properties, LLC (lender), dated April 16, 2004 (incorporated by reference to our Quarterly Report on Form 10-QSB filed on December 15, 2004 (File No. 000-33295)).

10.28

Severance and Release Agreement between the Registrant and Blair P. Mowery, effective August 11, 2004 (incorporated by reference to Post Effective Amendment No. 1 to our Registration Statement on Form SB-2 filed on September 9, 2004 (File No. 333-116394)).

10.29

Severance and Release Agreement between the Registrant and Allan R. Seck, effective August 6, 2004 (incorporated by reference to Post Effective Amendment No. 1 to our Registration Statement on Form SB-2 filed on September 9, 2004 (File No. 333-116394)).

10.30	Letter Agreement between the Registrant and Marc P. Flores, effective August 30, 2004 (incorporated by reference to our Current Report on Form 8-K, filed on September 2, 2004 (File No. 000-33295)).
10.31

October 2004 Discretionary Credit Agreement by and between MedicalCV, Inc. and PKM Properties, LLC, dated October 29, 2004, effective November 17, 2004 (incorporated by reference to our Current Report on Form 8-K filed on November 23, 2004 (File No. 000-33295)).

10.32

October 2004 Credit Note issued by MedicalCV, Inc. (maker) to PKM Properties, LLC (payee), dated October 29, 2004, effective November 17, 2004 (incorporated by reference to our Current Report on Form 8-K filed on November 23, 2004 (File No. 000-33295)).

10.33

Intellectual Property Security Agreement by and between PKM Properties, LLC (secured party) and MedicalCV, Inc. (debtor), dated October 29, 2004, effective November 17, 2004 (incorporated by reference to our Current Report on Form 8-K filed on November 23, 2004 (File No. 000-33295)).

10.34

Amendment No. 3 to First Amended and Restated Subordination and Intercreditor Agreement by and between Peter L. Hauser and PKM Properties, LLC, accepted and acknowledged by MedicalCV, Inc., dated October 29, 2004, effective November 17, 2004 (incorporated by reference to our Current Report on Form 8-K filed on November 23, 2004 (File No. 000-33295)).

10.35

Waiver Agreement by and between MedicalCV, Inc. (borrower) and PKM Properties, LLC (lender), dated October 29, 2004, effective November 17, 2004 (incorporated by reference to our Current Report on Form 8-K filed on November 23, 2004 (File No. 000-33295)).

10.36	Warrant Agreement issued to PKM Properties, LLC, dated November 17, 2004 (incorporated by reference to our Current Report on Form 8-K filed on November 23, 2004 (File No. 000-33295)).
10.37

Warrant Agreement to purchase 2,500 shares of common stock issued to LightWave Ablation Systems, Inc., dated December 1, 2004 (incorporated by reference to our Current Report on Form 8-K/A filed on February 10, 2005 (File No. 000-33295)).

10.38

Form of Bridge Note Purchase Agreement including form of convertible promissory note and form of common stock purchase warrant), dated December 31, 2004 (incorporated by reference to our Current Report on Form 8-K filed on January 14, 2005 (File No. 000-33295)).

10.39

February 2005 Discretionary Credit Agreement by and between MedicalCV, Inc. and PKM Properties, LLC, dated February 16, 2005, effective March 3, 2005 (incorporated by reference or our Current Report on Form 8-K/A filed on March 9, 2005 (File No. 000-33295)).

10.40

February 2005 Discretionary Credit Note issued by MedicalCV, Inc. (maker) and PKM Properties, LLC (payee), dated February 16, 2005, effective March 3, 2005 (incorporated by reference or our Current Report on Form 8-K/A filed on March 9, 2005 (File No. 000-33295)).

10.41

Warrant Agreement issued to PKM Properties, LLC, dated February 16, 2005, effective March 3, 2005 (incorporated by reference or our Current Report on Form 8-K/A filed on March 9, 2005 (File No. 000-33295)).

10.42

Amendment No. 4 to First Amended and Restated Subordination and Intercreditor Agreement by and between Peter L. Hauser and PKM Properties, LLC, accepted and acknowledged by MedicalCV, Inc., dated February 16, 2005, effective March 3, 2005 (incorporated by reference or our Current Report on Form 8-K/A filed on March 9, 2005 (File No. 000-33295)).

10.43

Form of Non-Qualified Stock Option Agreement under the MedicalCV, Inc. 2001 Equity Incentive Plan (incorporated by reference to our Quarterly Report on Form 10-QSB filed on March 17, 2005 (File No. 000-33295)).

10.44

Form of Non-Qualified Stock Option Agreement under the MedicalCV, Inc. 1997 Stock Option Plan (incorporated by reference to our Quarterly Report on Form 10-QSB filed on March 17, 2005 (File No. 000-33295)).

10.45

Form of Non-Qualified Stock Option Agreement under the MedicalCV, Inc. 1993 Director Stock Option Plan (incorporated by reference to our Quarterly Report on Form 10-QSB filed on March 17, 2005 (File No. 000-33295)).

10.46

Non-Qualified Stock Option Agreement issued by the Registrant to Lawrence L. Horsch in the amount of 14,985 shares, dated November 18, 2004 (incorporated by reference to our Quarterly Report on Form 10-QSB filed on March 17, 2005 (File No. 000-33295)).

10.47

Amended Non-Qualified Stock Option Agreement issued by the Registrant to John H. Jungbauer in the amount of 6,858 shares, dated November 18, 2004 (incorporated by reference to our Quarterly Report on Form 10-QSB filed on September 14, 2005 (File No. 000-33295)).

10.48

Non-Qualified Stock Option Agreement issued by the Registrant to John H. Jungbauer in the amount of 8,141 shares, dated November 18, 2004 (incorporated by reference to our Quarterly Report on Form 10-QSB filed on March 17, 2005 (File No. 000-33295)).

10.49

Non-Qualified Stock Option Agreement issued by the Registrant to Lawrence L. Horsch in the amount of 6,205 shares, dated January 19, 2005 (incorporated by reference to our Quarterly Report on Form 10-QSB filed on March 17, 2005 (File No. 000-33295)).

10.50	Form of Stand-Alone Non-Qualified Stock Option Agreement issued to Non-Employee Directors (incorporated by reference to our Current Report on Form 8-K filed on March 25, 2005 (File No. 000-33295)).
10.51

Securities Purchase Agreement between the Registrant and the Investors named as signatories thereto, dated March 31, 2005 (effective April 1, 2005) (incorporated by reference to our Current Report on Form 8-K filed on April 4, 2005 (File No. 000-33295)).

10.52	Form of 2005 Private Placement Warrant (incorporated by reference to our Current Report on Form 8-K filed on April 4, 2005 (File No. 000-33295)).

10.53	Form of Debt Conversion Agreement dated March 29, 2005 (effective April 1, 2005) (incorporated by reference to our Current Report on Form 8-K filed on April 4, 2005 (File No. 000-33295)).
10.54

Registration Rights Agreement between the Registrant and the Investors named as signatories thereto, dated March 31, 2005 (effective April 1, 2005) (incorporated by reference to our Current Report on Form 8-K filed on April 4, 2005 (File No. 000-33295)).

10.55

Engagement Letter between the Registrant and J Giordano Securities Group, dated December 17, 2004 (incorporated by reference to our Current Report on Form 8-K filed on April 4, 2005 (File No. 000-33295)).

10.56

Amendment to Engagement Letter between the Registrant and J Giordano Securities Group, dated March 16, 2005 (incorporated by reference to our Current Report on Form 8-K filed on April 4, 2005 (File No. 000-33295)).

10.57	Letter Agreement between the Registrant and Tower Finance, Ltd., dated December 8, 2004 (incorporated by reference to our Current Report on Form 8-K filed on April 4, 2005 (File No. 000-33295)).
10.58

Amendment to Letter Agreement between the Registrant and Tower Finance, Ltd., dated March 16, 2005 (incorporated by reference to our Current Report on Form 8-K filed on April 4, 2005 (File No. 000-33295)).

10.59	2005 Director Stock Option Plan (incorporated by reference to our Definitive 14A (Proxy Statement), filed on August 25, 2005 (File No. 000-33295)).
10.60

Lease Termination Agreement entered into by and between PKM Properties, LLC and the Registrant, dated June 29, 2005 (incorporated by reference to our Quarterly Report on Form 10-QSB filed on September 14, 2005 (File No. 000-33295)).

10.61

Employment Agreement by and between Marc P. Flores and the Registrant, dated August 9, 2005 (incorporated by reference to our Current Report on Form 8-K/A filed on August 9, 2005 (File No. 000-33295)).

10.62

Employment Agreement by and between John H. Jungbauer and the Registrant, dated August 9, 2005 (incorporated by reference to our Current Report on Form 8-K/A filed on August 9, 2005 (File No. 000-33295)).

10.63

Form of Non-Qualified Stock Option Agreement Issued to Executive Officers and Other Key Employees (incorporated by reference to our Current Report on Form 8-K/A filed on August 9, 2005 (File No. 000-33295)).

10.64

Form of Non-Employee Director Stock Option Agreement issuable under the 2005 Director Stock Option Plan (incorporated by reference to our Current Report on Form 8-K filed on September 23, 2005 (File No. 000-33295)).

10.65	Letter Agreement by and between MedicalCV, Inc. and Marc P. Flores, dated November 2, 2005 (incorporated by reference to our Current Report on Form 8-K filed on November 8, 2005 (File No. 000-33295)).
10.66	Form of Stock Option Amendment, dated December 13, 2005 (incorporated by reference to our Quarterly Report on Form 10-QSB filed on December 14, 2005 (File No. 000-33295)).

10.67

Form of Preferred Stock Acquisition Agreement, dated December 21, 2005 (including form of Registration Rights Agreement) (incorporated by reference to our Current Report on Form 8-K filed on December 22, 2005 (File No. 000-33295)).

10.68

Form of Amendment No. 1 to Securities Purchase Agreement (originally dated March 31, 2005), dated December 21, 2005 (incorporated by reference to our Current Report on Form 8-K filed on December 22, 2005 (File No. 000-33295)).

10.69

Form of Amendment No. 1 to Warrant Agreement (originally issued April 1, 2005), dated December 21, 2005 (incorporated by reference to our Current Report on Form 8-K filed on December 22, 2005 (File No. 000-33295)).

10.70

Form of Amendment to Executive Employment Agreement by and between John H. Jungbauer and MedicalCV, Inc., dated April 6, 2006 (incorporated by reference to our Current Report on Form 8-K filed on April 7, 2006 (File No. 000-33295)).

10.71

Restated Employment Agreement by and between Eapen Chacko and the Registrant, dated May 30, 2006 (incorporated by reference to our Current Report on Form 8-K filed on June 5, 2006 (File No. 000-33295)).

23.1	Consent of Briggs and Morgan, P.A. (included in Exhibit 5).
23.2	Consent of Independent Registered Public Accounting Firm.
24	Power of Attorney.*

*                    Previously filed.